

2022 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-34766

ARMOUR RESIDENTIAL REIT, INC.

(Exact name of registrant as specified in its charter)

Maryland	26-1908763
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3001 Ocean Drive, Suite 201, Vero Beach, FL 32963
(Address of principal executive offices)(zip code)

(772) 617-4340
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbols	Name of Exchange on which registered
Preferred Stock, 7.00% Series C Cumulative Redeemable	ARR-PRC	New York Stock Exchange
Common Stock, $0.001 par value	ARR	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding twelve months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by a check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

On June 30, 2022, the aggregate value of the registrant's common stock held by non-affiliates of the registrant was approximately, $769,677,709 based on the closing sales price of our common stock on such date as reported on the NYSE.

The number of outstanding shares of the Registrant's common stock as of February 14, 2023 was 192,774,581.

<u>Documents Incorporated By Reference</u>

Certain portions of the registrant's definitive proxy statement pursuant to Regulation 14A of the Securities Exchange Act of 1934 for its 2023 annual meeting of stockholders are incorporated by reference into Part III of this Form 10-K.

ARMOUR Residential REIT, Inc.
TABLE OF CONTENTS



PART I
Item 1. Business
ARMOUR Residential REIT, Inc.

References to “we,” “us,” “our,” or the “Company” are to ARMOUR Residential REIT, Inc. (“ARMOUR”) and its subsidiaries. References to “ACM” are to ARMOUR Capital Management LP, a Delaware limited partnership. ARMOUR owns a 10.8% equity interest in BUCKLER Securities LLC ("BUCKLER"), a Delaware limited liability company and a FINRA-regulated broker-dealer, controlled by ACM and certain executive officers of ARMOUR. Refer to the Glossary of Terms for definitions of capitalized terms and abbreviations used in this report. U.S. dollar amounts are presented in thousands, except per share amounts or as otherwise noted.

ARMOUR is an externally managed Maryland corporation incorporated in 2008. The Company is managed by ACM, an investment advisor registered with the Securities and Exchange Commission ("SEC"), (see Note 8 and Note 14 to the consolidated financial statements). We have elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). We believe that we are organized in conformity with the requirements for qualification as a REIT under the Code and our manner of operations enables us to meet the requirements for taxation as a REIT for federal income tax purposes (See Real Estate Investment Trust Requirements section below).

Strategies

We seek to create shareholder value through thoughtful investment and risk management that produces current yield and superior risk adjusted returns over the long term. Our focus on residential real estate finance supports home ownership for a broad and diverse spectrum of Americans by bringing private capital into the mortgage markets. We are deeply committed to implementing sustainable environmental, responsible social, and prudent governance practices that improve our work and our world.

We strive to contribute to a healthy, sustainable environment by utilizing resources efficiently. As an organization, we create a relatively small environmental footprint. Still, we are focused on minimizing the environmental impact of our business where possible.

Assets

At December 31, 2022 and December 31, 2021, we invested in mortgage backed securities ("MBS"), issued or guaranteed by a United States ("U.S.") Government-sponsored entity ("GSE"), such as the Federal National Mortgage Association ("Fannie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac"), or a government agency such as Government National Mortgage Administration ("Ginnie Mae") (collectively, "Agency Securities"). Our Agency Securities consist primarily of fixed rate loans. The remaining are either backed by hybrid adjustable rate or adjustable rate loans. From time to time we have also invested in Credit Risk and Non-Agency Securities, Interest-Only Securities, U.S. Treasury Securities and money market instruments.

Borrowings

We borrow against our MBS using repurchase agreements. Our borrowings generally have maturities that range from overnight to three months, although occasionally we may enter into longer dated borrowing agreements. Our borrowings (on a recourse basis) are generally between six and ten times the amount of our total stockholders’ equity, but we are not limited to that range. The level of our borrowings may vary periodically depending on market conditions. In addition, certain of our MRAs and ISDAs contain a restriction that prohibits our leverage from exceeding twelve times our total stockholders’ equity as well as termination events in the case of significant reductions in equity capital.

Hedging

We use derivatives in the normal course of our business to reduce the impact of interest rate fluctuations on our cost of funding consistent with our REIT tax requirements. These techniques primarily consist of entering into interest rate swap contracts, basis swaps and swaptions and purchasing or selling futures contracts and may

also include entering into interest rate cap or floor agreements, purchasing put and call options on securities or futures contracts, or entering into forward rate agreements. Although we are not legally limited, we intend to limit our use of derivative instruments to only those techniques described above and to enter into derivative transactions only with counterparties that we believe have a strong credit rating to help limit the risk of counterparty default or insolvency. These transactions are not entered into for speculative purposes.

Our hedging activities are designed so that changes in the fair values of our derivatives will tend to offset changes in the fair values of our MBS. The actual extent of such offset will depend on the relative size of our derivative portfolio in relation to our MBS and the actual correlation of changes. However, changes in the fair value of our derivatives are reported in net income, while changes in the fair values of our available for sale securities are reported directly in our total stockholders' equity. Therefore, earnings reported in accordance with GAAP will fluctuate even in situations where our derivatives are operating as intended. As a result of this mark-to-market accounting treatment, our reported results of operations are likely to fluctuate far more than if we used cash flow hedge accounting. Comparisons with companies that use cash flow hedge accounting for all or part of their derivative activities may not be meaningful.

Management

The Company is managed by ACM, pursuant to a management agreement (see Note 8 and Note 14 to the consolidated financial statements). ACM manages our day-to-day operations, subject to the direction and oversight of the Board. The management agreement runs through December 31, 2029 and is thereafter automatically renewed for an additional five-year term unless terminated under certain circumstances.

The management agreement entitles ACM to receive management fees payable monthly in arrears. Currently, the monthly management fee is 1/12th of the sum of (a) 1.5% of gross equity raised up to $1.0 billion plus (b) 0.75% of gross equity raised in excess of $1.0 billion. The cost of repurchased stock and any dividend specifically designated by the Board as liquidation dividends will reduce the amount of gross equity raised used to calculate the monthly management fee. Realized and unrealized gains and losses do not affect the amount of gross equity raised. At December 31, 2022, December 31, 2021 and December 31, 2020, the effective management fee, prior to management fees waived, was 0.95%, 0.98% and 1.00% based on gross equity raised of $3,787,042, $3,313,937 and $2,944,169, respectively.

ACM began waiving 40% of its management fee during the second quarter of 2020 and on January 13, 2021, ACM notified ARMOUR that it intended to adjust the fee waiver to the rate of $2,400 for the first quarter of 2021 and $800 per month thereafter. On April 20, 2021, ACM notified ARMOUR that it intended to adjust the fee waiver to the rate of $2,100 for the second quarter of 2021 and $700 per month thereafter. On October 25, 2021, ACM notified ARMOUR that it intended to adjust the fee waiver from the rate of $700 per month to $650 per month, effective November 1, 2021, until further notice. During the years ended December 31, 2022 and December 31, 2021, ACM waived management fees of $7,800 and $8,600, respectively (see Note 8 to the consolidated financial statements). The monthly management fees are not calculated based on the performance of our assets. Accordingly, the payment of our monthly management fees may not decline in the event of a decline in our earnings and may cause us to incur losses. We are also responsible for any costs and expenses that ACM incurs solely on our behalf other than the various overhead expenses specified in the terms of the management agreement. ACM is further entitled to receive termination fees from us under certain circumstances.

We are required to take actions as may be reasonably required to permit and enable ACM to carry out its duties and obligations. From time to time, we grant restricted stock unit awards to our Board and to our executive officers that vest over various periods through 2027 and 2029, respectively (see Note 9 to the consolidated financial statements).



Environmental, Social and Governance Initiatives

ARMOUR is committed to best practices in our environmental, social and governance ("ESG") policies. We have incorporated many ESG principles into our corporate culture over time in growing the Company. We understand that ESG practices can create value by improving the environment and the lives of ACM's employees, our shareholders, our business partners, and the community and we recognize that understanding our efforts on ESG practices is increasingly important to those key relationships. ARMOUR's Nominating and Corporate Governance Committee has primary oversight of our efforts in ESG policies, activities, and communications. We assess our practices with a goal of meeting or exceeding industry and peer standards. We continually seek opportunities to enhance the communities where we operate through corporate giving, employee volunteering, human capital development, and environmental sustainability programs. We continue to evaluate relevant corporate sustainability reporting frameworks with a goal of adopting and implementing best practices in our reporting framework.

Human Capital Resources

Our greatest strength and most important assets are the members of the ARMOUR team. Their overall well-being is paramount to the Company's success. ACM ensures its employees have a rewarding, supportive, and healthy working environment in which to thrive, and endeavors to support their success in all things. A diverse and inclusive internal climate is supported. ACM hires on the basis of qualifications and does not discriminate on the basis of sex, age, color, race, religion, marital status, national origin, ancestry, sexual orientation, physical and mental disability, medical condition, genetic information, veteran status or any other basis protected by federal, state, or local law. ACM provides employees with opportunities for growth and development, both in the personal and professional spheres, as well as a wide variety of resources to support their work and personal lives. ACM's compensation and comprehensive benefits are thoughtfully designed to recognize and reward their professional skills, resulting in a low voluntary turnover rate for ARMOUR.

Coronavirus ("COVID-19") Response

The health, safety, and security of ACM's employees is of highest priority. Our approach to a COVID-19 response was grounded in the Company's purpose and striving to make a difference in our community and workplace. ACM's executives along with the IT department, have constantly monitored the evolving situation and adapted efforts and responses to ensure a seamless transition to a remote working environment. Internal communications and virtual meetings were increased. There were no layoffs or salary cuts implemented in response to COVID-19. All of ACM's employees worked remotely ahead of any mandated guidelines and our remote work protocol has allowed us to shift quickly between in-person and virtual work environments to adapt effectively to changing conditions. The emergence of variant strains of the COVID-19 virus continues to influence individual and institutional behaviors and likely will for some time to come.

Cybersecurity

We rely on our financial, accounting and other data processing systems. Computer malware, viruses, computer hacking and phishing attacks have become more prevalent in our industry and may occur on our systems. Although we have not detected a material cybersecurity breach to date, other financial services institutions have reported material breaches of their systems, some of which have been significant. Even with all reasonable security efforts, not every breach can be prevented or even detected. It is possible that we have experienced an undetected breach. There is no assurance that we, or the third parties that facilitate our business activities, have not or will not experience a breach. It is difficult to determine what, if any, negative impact may directly result from any specific interruption or cyber-attacks or security breaches of our networks or systems (or the networks or systems of third parties that facilitate our business activities) or any failure to maintain performance.



ACM has established an Information Technology Steering Committee (the "IT Committee") to help mitigate technology risks including cybersecurity. One of the roles of the IT Committee is to oversee cyber risk assessments, monitor applicable key risk indicators, review cybersecurity training procedures, oversee the Company's Cybersecurity Incident Response Plan and engage third parties to conduct periodic penetration testing. Our cybersecurity risk assessment includes an evaluation of cyber risk related to sensitive data held by third parties on their systems. There is no assurance that these efforts will effectively mitigate cybersecurity risk and mitigation efforts are not an assurance that no cybersecurity incidents will occur.

In addition, our Audit Committee periodically monitors and oversees our information and cybersecurity risks including reviewing and approving any information and cybersecurity policies, procedures and resources, and reviewing our information and cybersecurity risk assessment, detection, protection, and mitigation systems.

Funding Activities

If ACM and the Board determine that additional funding is advisable, we may raise such funds through equity offerings (including preferred equity), unsecured debt securities, convertible securities (including warrants, preferred equity and debt) or the retention of cash flow (subject to provisions in the Code concerning taxability of undistributed REIT taxable income) or a combination of these methods. In the event that ACM and the Board determine that we should raise additional equity capital, we have the authority, without stockholder approval, to issue additional stock in any manner and on such terms and for such consideration as we deem appropriate, at any time. At December 31, 2022, there were 137,088 authorized shares of common stock and 43,153 authorized shares of preferred stock available for issuance. At December 31, 2022, there were 6,732 authorized shares remaining available for repurchase under our Repurchase Program.

Real Estate Investment Trust Requirements

As a REIT, we will generally not be subject to federal income tax on the REIT taxable income that we currently distribute to our stockholders. Our qualification as a REIT depends on our ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the concentration of ownership of our capital stock. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to federal income tax at regular corporate rates. Even if we qualify as a REIT for federal income tax purposes, we may still be subject to some federal, state and local taxes on our income. See, General risks common to ARMOUR and our peer mortgage REITs in Item 1A. Risk Factors of this Form 10-K for further discussion.

In order to maintain our qualification as a REIT for U.S. federal income tax purposes, we are required to timely distribute, with respect to each year at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain. To satisfy these requirements, we presently intend to continue to make regular cash distributions of all or substantially all of our taxable income to holders of our stock out of assets legally available for such purposes. We are not restricted from using the proceeds of equity or debt offerings to pay dividends. The timing and amount of any dividends we pay to holders of our stock will be at the discretion of our Board and will depend upon various factors, including our earnings and financial condition, maintenance of REIT status, applicable provisions of MGCL and such other factors as our Board deems relevant. Dividends in excess of REIT taxable income for the year (including taxable income carried forward from the previous year) will generally not be taxable to common stockholders. The portion of the dividends on our common and preferred stock which represented non-taxable return of capital was 100.0% in 2022, 100.0% in 2021 and 100.0% in 2020. At December 31, 2022, we had approximately $399,783 in tax deductible expense relating to previously terminated interest rate swap contracts amortizing through the year 2032.



Investment Company Act of 1940 Exclusion

We conduct our business so as not to become regulated as an investment company under the 1940 Act. We rely on the exclusion provided by Section 3(c)(5)(C) of the 1940 Act as interpreted by the staff of the SEC. To qualify for this exclusion we must invest at least 55% of our assets in "mortgages and other liens on and interest in real estate" or "qualifying real estate interests" and at least 80% of our assets in qualifying real estate interests and "real estate related assets." In satisfying this 55% requirement we treat MBS issued with respect to an underlying pool of mortgage loans in which we hold all of the certificates issued by the pool ("whole pool" securities) as qualifying real estate interests. We currently treat MBS in which we hold less than all of the certificates issued by the pool ("partial pool" securities) as real estate related assets and not qualifying real estate interests. Our business would be materially and adversely affected if we fail to qualify for an exclusion from regulation under the 1940 Act. See General risks common to ARMOUR and our peer mortgage REITs in Item 1A. Risk Factors of this Form 10-K for further discussion.

Compliance with NYSE Corporate Governance Standards

We comply with the corporate governance standards of the NYSE. Our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are comprised entirely of independent directors and a majority of our directors are "independent" in accordance with the rules of the NYSE.

Competition

Our success depends, in large part, on our ability to acquire assets with favorable margins over our borrowing costs. In acquiring MBS, we compete with numerous mortgage REITs, mortgage finance and specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, other lenders, governmental bodies and other entities. Additional firms in the marketplace may increase competition for the available supply of mortgage assets suitable for purchase and could adversely affect the availability and cost of our financing. Many of these organizations have greater financial resources and access to lower costs of capital than we do. Some of these entities may not be subject to the same regulatory constraints that we are (i.e., REIT compliance or maintaining an exclusion under the 1940 Act).

Corporate Information

We are managed by ACM pursuant to a management agreement between ARMOUR and ACM. We do not have any employees. As of December 31, 2022, ACM had 21 employees that provide services to us.

Principal office location: 3001 Ocean Drive, Suite 201, Vero Beach, FL 32963

Phone number: (772) 617-4340.

Website: www.armourreit.com.

Our investor relations website can be found under the "Investor Relations" tab at www.armourreit.com. We make available on our website under "SEC filings," free of charge, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. We also make available on our website, our Board committee charters as well as our corporate governance documents, including our code of business conduct and ethics and whistleblower policy. Any amendments or waivers thereto will be provided on our website within four business days following the date of the amendment or waiver. Information provided on our website is not part of this Annual Report on Form 10-K and not incorporated herein.



We are required to file Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q with the SEC on a regular basis and are required to disclose certain material events in a Current Report on Form 8-K. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The SEC's Internet website is located at http://www.sec.gov.



You should consider carefully all of the risks described below together with the other information contained in this Annual Report on Form 10-K, before making a decision to invest in our securities. This Annual Report on Form 10-K also contains forward-looking statements that involve risks and uncertainties. The risks and uncertainties described herein should not be considered to be a complete list of all potential risks that may affect us. Additional risks and uncertainties not currently known to us, or not presently deemed material by us, may also impair our operations and performance. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected, the trading price of our securities could decline and you may lose all or part of your investment. Refer to the Glossary of Terms for definitions of capitalized terms and abbreviations used in this report. U.S. dollar amounts are presented in thousands, except per share amounts or as otherwise noted.



Risk Factor Summary

ARMOUR's business of investing in MBS relies heavily on financial leverage which magnifies our interest rate and spread risks:

- Changes in interest rates generally, and volatility in the relationship between market prices and yields on our MBS and the prices and yields on benchmark fixed income securities, have previously and may in the future adversely impact our net interest income, total comprehensive income, asset values and stockholders' equity;

- Our MBS have maturities ranging from 10 to 30 years (although amortization and prepayments reduce average lives) while our repurchase agreement borrowings generally are for one to 90 days;

- Fed monetary policy significantly influences interest rates and short-term financing availability;

- At December 31, 2022, the fair value of our interest rate swaps was $983,659, which exceeds the amount of our common stock equity of $941,197. The fair value of our interest rate swaps represents unrealized gains recognized as a result of past interest rate increases. The fair value of these positions will ultimately go to zero over an uncertain path which will depend on future changes in interest rates and other factors;

- During stressful market conditions, we have sold and may in the future be forced to sell MBS at distressed prices, thereby potentially incurring permanent equity losses; and

- We have credit exposure to our financing and derivative counterparties for the value of our collateral they hold in excess of our current liabilities.

ARMOUR actively issues new shares and redeems outstanding shares of its common stock:

- We have issued and may in the future issue shares of our common in underwritten "block" or "at the market" offerings, which may adversely impact the market price of our stock and result in dilution to existing stockholders;

- We may issue stock when investment opportunities are relatively less attractive;

- We may repurchase our common stock at prices below book value, to the potential disadvantage of selling shareholders; and

- Significant changes in the number of shares outstanding over time complicate the understanding of periodic per share calculations.

ARMOUR is externally managed by ACM:

- ACM may terminate the management agreement for any reason without incurring a termination fee. If ACM ceases to be our manager, it may constitute an event of default under our financing arrangements;

- ACM's liability is contractually limited and we have agreed to indemnify ACM;

- ACM is not precluded from serving our competitors or pursuing competing businesses;

- Reductions in our total stockholders' equity have not reduced our management fee expense. ACM's contractual management fee is calculated using the contractually defined base "gross equity raised," which substantially exceeds total stockholders' equity determined under GAAP. As a result, ACM's annualized contractual management fee rate as of December 31, 2022 equaled 3.23% of total stockholders' equity;

- ACM has voluntarily waived a portion of its contractual management fee. ACM has reduced and may further reduce the amount of or discontinue entirely its voluntary waiver without our consent; and

- Our management agreement with ACM extends through December 31, 2029. Through that date, the Company is obliged to pay contractual management fees totaling approximately $260,850 based on gross equity raised as of February 14, 2023. ARMOUR may terminate the agreement without cause only under limited circumstances, which include a termination fee equal to four times the contractual management fee for the preceding 12 months. This management agreement will automatically renew for an additional five-



year term to December 31, 2034 unless the Company gives ACM written notice of non-renewal on or before July 3, 2029 as the result of either (i) a vote of two-thirds of our independent directors or (ii) a vote of a majority of the shares of common stock outstanding (other than shares held by ACM or its affiliates). The Board of Directors has previously agreed to, and may in the future agree to, extend the current term of our management agreement without requiring shareholder approval.

We and equity analysts consider Distributable Earnings as a measure of ARMOUR's investment performance:

- Distributable Earnings is a non-GAAP measure which excludes gains and losses in portfolio value, which makes Distributable Earnings more stable from month to month but also makes it an imperfect measure of our overall financial performance as compared to total comprehensive income (loss) computed in accordance with GAAP. Our Board of Directors considers Distributable Earnings among other factors when declaring dividends on our common stock. Since 2010, ARMOUR has distributed common stock dividends totaling approximately $1,776,886 while incurring cumulative total comprehensive (loss) attributable to common stockholders of $(984,207). Such losses include approximately $(622,300) in 2013, $(539,942) in the first quarter of 2020 and $(399,914)in the first three quarters of 2022; and

- Considering Distributable Earnings may cause ACM to make portfolio decisions that accelerate the realization of losses and delay the realization of gains, which may not maximize our risk-adjusted returns.

Our affiliate BUCKLER is our largest financing counterparty and placement agent under our ATM program:

- We hold a 10.8% equity ownership in BUCKLER and a subordinated loan for $105 million, which qualifies as regulatory capital;

- BUCKLER relies primarily on bilateral and triparty repurchase agreement funding through the FICC. If BUCKLER became unable to access these facilities, our own funding could become more difficult and more expensive. We maintain repurchase relationships with other counterparties which may reduce this risk;

- BUCKLER has acted as placement agent for 72% of the shares of common stock that ARMOUR has issued through its ATM programs in 2022;

- BUCKLER provides repurchase financing to third parties and may pursue other lines of business. We cannot guarantee that BUCKLER will not incur losses from these activities. Significant losses by BUCKLER from other business could impair the value of our investment in BUCKLER and limit BUCKLER's ability to provide attractive repurchase financing to ARMOUR; and

- ACM owns 75.4% of the equity in BUCKLER and certain of our officers are also officers and equity owners of BUCKLER, which may lead to conflicts of interest between BUCKLER and ARMOUR.

General risks common to ARMOUR and our peer mortgage REITs:

- Our ability to make attractive portfolio investments, obtain financing and hedge risks consistent with our strategy;

- Complying with REIT and other tax requirements and Maryland law;

- Maintaining exemptions from the 1940 Act and CFTC commodity pool regulations;

- Our dependence on key personnel, information systems and communication systems;

- We have, and may in the future, declare dividends that exceed our total economic return and repurchase or redeem our common and preferred stock, which reduces our capital base thereby increasing our expense ratio and potentially limiting our ability to invest in, finance and hedge our MBS portfolio; and

- Capital markets risks related to our securities.



ARMOUR's business of investing in MBS relies heavily on financial leverage which magnifies our interest rate and spread risks:

Changes in interest rates impact our level of net interest income, total comprehensive income and stockholders' equity and we cannot always successfully mitigate such interest rate risks.

We invest predominately in MBS backed by loans with fixed interest rates, and to a lesser extent from time to time, in MBS backed by loans with interest rates that adjust on a regular basis, usually either monthly or annually. Our MBS have maturities ranging from 10 to 30 years (although average lives are much shorter due to amortization and prepayments). Our repurchase agreement borrowings generally have maturities ranging from one to 90 days. This mismatch in the interest rate terms between our assets and our liabilities is the primary source of our ability to generate positive net interest income because long-term interest rates tend to be higher than short-term rates. Short-term and long-term interest rates do not always move together. If short-term rates increase faster than long-term rates, the difference between the two may become zero or negative, and we may not have the ability to generate positive net interest income.

Changes in short-term rates will most significantly impact our level of net interest income, with rising interest rates likely to reduce our net interest income. Changes in long-term rates will initially impact the fair value of our investments in securities, with rising interest rates reducing their fair value. Changes in the fair values of our available for sale securities are generally not reflected in our net income or our earnings per share, but rather are reflected directly in our stockholders' equity. Changes in the values of our trading securities are reflected in our income as other gain or loss with rising rates likely to generate losses. Over longer periods of time, rising long-term interest rates will provide us the opportunity to reinvest principal receipts and otherwise make additional investments in securities with higher yields.

It can be difficult to predict the impact on interest rates of unexpected and uncertain global political and economic events, such as the outbreak of COVID-19, epidemic disease, warfare (including the hostilities between Russia and Ukraine), economic and international trade conflicts or sanctions, the change in the political makeup of the U.S. Congress, or changes in the credit rating of the U.S. government, the United Kingdom, or one or more Eurozone nations; however, increased uncertainty or changes in the economic outlook for, or rating of, the creditworthiness of the U.S. government, the United Kingdom, or Eurozone nations may have adverse impacts on, among other things, the U.S. economy, financial markets, the cost of borrowing, the financial strength of counterparties we transact business with, and the value of assets we hold. Any such adverse impacts could negatively impact the availability to us of short-term debt financing, our cost of short-term debt financing, our business, and our financial results.

We attempt to mitigate interest rate risk by moderating the amount of our financial leverage, diversifying our securities portfolio across both maturities and interest rate coupons, and economic hedging with derivatives. For example, we enter into interest rate swaps that require us to pay fixed rates and receive variable rates. These swaps are designed to offset the fluctuations in the interest costs of our repurchase financing due to movements in short-term interest rates. We record our derivatives and our trading securities at fair value and periodic changes in fair value are reflected in our net income (loss) and earnings per share. To the extent that fair value changes on derivatives offset fair value changes in our investments in securities, the fluctuation in our stockholders' equity will be lower. However, our income statement volatility will not be reduced, because the fair value changes in our available for sale securities are reflected directly in stockholders' equity. Rising interest rates may tend to result in an overall increase in our reported net income even while our total stockholders' equity declines.



Volatility in the relationships between the market prices and yields for our securities and certain benchmark prices and interest rates periodically will adversely affect our net income, earnings per share and stockholders' equity.

The market prices and yields for Agency Securities and interest rate derivatives like those we hold are generally negatively correlated over time to each other and to certain benchmark prices and interest rates, such as those for U.S. Treasury Securities. Those correlations are never perfect, and can vary widely on occasion, particularly in times of market stress. This variation in the "spread" relationship among the market yields, and therefore prices, of different instruments can result in our hedging positions being not as effective as normally would be expected, exposing us to the risk of unexpected volatility in our net income, earnings per share, and total stockholders' equity. Our most recent significant experience of this phenomena occurred in the first half of 2020.

Spread risk is difficult and expensive to hedge effectively. Avoiding holding MBS with interest rate spread risk would severely limit our opportunity to generate net interest income because low spread risk investments, such as U.S. Treasury Securities, usually have substantially lower yields. Our efforts to mitigate spread risk are limited to attempting to identify characteristics that might cause particular MBS to have relatively higher or lower spread risk under potential future market conditions. Such characteristics include characteristics of the underlying loans and current market premium levels. However, other investment considerations, such as prepayment risk, tend to overshadow spread risk in our selection of Agency Securities.

We cannot predict the impact of future Fed monetary policy on the prices and liquidity of Agency Securities or other securities in which we invest, although Fed action could increase the prices of our target assets and reduce the spread on our investments or decrease our book value.

Changes in Fed policy affect our financial results because our cost of funds is largely dependent on short-term rates. An increase in our cost of funds without a corresponding increase in interest income earned on our investments in securities causes our net income to decline. We cannot predict the impact of any future actions by the Fed on the prices and liquidity of the securities in which we invest. Future Fed action could reduce the value of our assets, reduce the spread on our investments and/or decrease our book value. Changes by the Fed in its securities purchase programs or other monetary policy could materially adversely affect our business, financial condition and results of operations and our ability to pay distributions to our stockholders.

In an effort to tame rising inflation levels, the Fed has been aggressively increasing the Federal Funds Rate since the first quarter of 2022, ending the fourth quarter of 2022 with a target range of 4.25% and 4.50%, and is likely to continue the hikes. In addition, the Fed's quantitative tightening policies have included decreasing the pace of its large-scale purchases of residential MBS and U.S. Treasuries, creating net supply in the market. The combination of these actions have resulted in an increase in interest rates and a flattening of the yield curve, negatively impacting the market value of our investments and increasing our borrowing costs since the fourth quarter of 2021 and throughout 2022.

The fair value of our interest rate swaps represents unrealized gains recognized as a result of past interest rate increases. The fair value of these positions will ultimately go to zero. This exact path of this inevitable decline is uncertain and will depend on future changes in interest rates and other factors.

At December 31, 2022, the aggregate fair value of our interest rate swaps was $983,659, which exceeds the amount of our equity attributable to our common stock of $941,197. The fair value of our interest rate swaps represents unrealized gains recognized as a result of interest rate increases. Periodic net swap receipts and payments were forecasted in arriving at the estimated fair values of our swaps. Accordingly, amounts reported as the periodic net coupon effect of our interest rate swaps largely represent values that were previously recognized elsewhere in total comprehensive income and have relatively less current impact on our total stockholders' equity.



The fair value of our swap positions will ultimately go to zero over their remaining terms, which averaged 73 months as of December 31, 2022. The rate and exact path of this inevitable decline is uncertain and will depend on future changes in interest rates and other factors, which will also drive the future amounts of net swap receipts or payments. We also may terminate swaps before their maturity and receive or make final settlement payments based on the estimated fair value of the swap at the time of termination.

During stressful market conditions, we may be forced to sell MBS at depressed prices, thereby potentially incurring permanent equity losses.

Occasionally, the cash and financing markets for MBS experience temporary periods of significant distress, as evidenced by limited liquidity, low bid prices and few transactions. In such circumstances, our lenders may increase their margin requirements and significantly reduce their collateral value for our pledged securities. Our lenders are contractually entitled to adjust margin requirements on relatively short notice and collateral values as frequently as daily. Depending on the duration and severity of the market distress, ARMOUR has sold, and may in the future need to sell, MBS at prices significantly below their long-term value in order to meet lender margin calls. We may not be able to participate in any potential market recovery and the resulting losses may permanently and materially reduce our equity.

Our lenders may insist on financing terms that could result in reducing the availability and/or increasing the cost of our financing or may terminate our financing.

In order to achieve a competitive return for our investors, we use financial leverage to hold a portfolio of MBS that is several times larger than our total stockholders' equity. Our borrowings are essentially all in the form of repurchase agreements where we nominally sell MBS to counterparties with an agreement to repurchase them at a later date. The sale and purchase prices are set several percentage points below the current fair value of the MBS. This "haircut" percentage provides the counterparty with excess collateral to secure their loan and provides us with an incentive to complete the repurchase transaction on schedule.

There is a risk that our counterparties might be unwilling to continue to extend repurchase financing to us. Changes in regulation, market conditions or the financial position or business strategy of our counterparties could cause them to reduce or terminate our repurchase financing facilities.

We attempt to mitigate our funding risk by maintaining repurchase funding relationships with a variety of counterparties that are diversified as to size, character and primary regulatory jurisdiction, including a substantial funding relationship with BUCKLER. We also monitor our borrowing levels with each counterparty, attempt to establish appropriate additional business relationships beyond our borrowing and regularly communicate with their credit and business officers responsible for our relationship. From time to time, we explore new funding structures and opportunities, but there can be no assurance that any such additional funding will become available on attractive terms.

We may not be able to minimize potential credit risks that could arise in the event of bankruptcy of one or more of our counterparties.

Substantially all of our Agency Securities are issued or guaranteed by GSEs, which we consider the functional equivalent of the full faith and credit of the U.S Government. Our primary credit risk relates to our exposure to our counterparties for the amount of the excess collateral they hold to secure our repurchase financing and derivative obligations. We would typically become a general unsecured creditor for that amount in the event of the bankruptcy of a counterparty.

Our forward settling transactions, including TBAs, subject us to certain risks, including price risks and counterparty risks. We purchase a portion of our Agency Securities through forward settling transactions, including TBAs. In a forward settling transaction, we enter into a forward purchase agreement with a counterparty to



purchase either (i) an identified Agency Security, or (ii) a TBA, or to-be-issued, Agency Securities with certain terms. As with any forward purchase contract, the value of the underlying Agency Security may decrease between the contract date and the settlement date. Furthermore, a transaction counterparty may fail to deliver the underlying Agency Securities at the settlement date. If any of the above risks were to occur, our financial condition and results of operations may be materially adversely affected.

We mitigate our credit risk by evaluating the credit quality of our counterparties on an ongoing basis, reducing or closing positions with counterparties where we have credit concerns, monitoring our collateral positions to minimize excess collateral balances and diversifying our repurchase financing and derivatives positions among numerous counterparties. At December 31, 2022 and December 31, 2021, BUCKLER (see Note 14 to the consolidated financial statements) accounted for 50.2% and 49.7%, respectively, of our aggregate borrowings and had an amount at risk of 12.9% and 5.0%, respectively, of our total stockholders' equity.

Factors beyond our control may increase the prepayment speeds on our MBS, thereby reducing our interest income.

Agency Securities backed by single-family residential loans allow the underlying borrowers to prepay their loans without premium or penalty. When borrowers default on their loans, the GSE or government entity that issued or guaranteed the Agency Securities (including Agency Securities backed by multi-family loans) pay off the remaining loan balance. Those prepayments, including default payoffs, are passed through to us, reducing the balance of the Agency Security. We generally purchase Agency Securities at premium prices, and the premium amortization associated with prepayments reduces our interest income.

We experience prepayments on our Agency Security every month and the speed of prepayments varies widely from month to month and across individual Agency Securities. Factors driving prepayment speeds include the rate of new and existing home sales, the level of borrower refinancing activities and the frequency of borrower defaults. Such factors are themselves influenced by government monetary, fiscal and regulatory policies and general economic conditions such as the level of and trends in interest rates, GDP, employment and consumer confidence. Prepayment expectations are an integral part of pricing Agency Securities in the marketplace. Volatility in actual prepayment speeds creates volatility in the amount of premium amortization we recognize. Higher speeds reduce our interest income and lower speeds increase our interest income.

We consider our expectations of future prepayments when evaluating the prices at which we purchase and sell Agency Securities. We attempt to mitigate the risk of unexpected prepayments by identifying characteristics of the underlying loans, such as the loan size, coupon rate, loan age and maturity, geographic location, borrower credit scores and originator/servicer that might predict relatively faster or slower prepayment speed tendencies for a particular Agency Security. Agency Securities with characteristics expected to be favorable often command marginally higher prices, or "pay ups." We seek to purchase Agency Securities with favorable prepayment characteristics when the required pay ups are relatively lower and may sell our Agency Securities when their pay ups are relatively higher.

ARMOUR actively issues new shares and redeems outstanding shares of its common stock:

We have issued and may in the future issue shares of our common in underwritten "block" or "at the market" offerings, which may adversely impact the market price of our stock and result in dilution to existing stockholders.

We have historically been active in raising capital for ARMOUR. Through February 2019, we primarily relied on "block" offerings placed through a syndicate of underwriters to issue new shares of our common stock. The number of shares offered typically represents a multiple of daily trading volume and the offering price is typically set at a discount to recently reported market prices to facilitate the timely sale to investors. The public announcement of the transactions may depress market trading prices, potentially for an extended period of time.



We continue from time to time to evaluate underwritten block offerings and may execute one or more in the future depending on overall considerations of size, pricing and market conditions.

Since 2020, we have relied on "at the market" offerings (or "ATM") to issue new shares of our common stock. Under our ATM programs, we instruct a placement agent to accept bids and post offers for our stock in the regular trading markets throughout the trading day. These transactions are typically executed through automated trading algorithms and subject to limits including minimum sales prices and maximum percentage of trading volume. A placement agent may also entertain direct offers from its institutional customers on our behalf. Our ATM sales are not the subject of contemporaneous public reporting. Therefore, the direct impact on overall market trading prices for our stock is difficult to discern, but may also be negative. Fees to placement agents for ATM transactions represent a lower percentage of stock proceeds than underwriting fees for block offerings.

We consider the potential dilution of existing shareholders as part of our decision to issue new shares. ARMOUR's board of directors has authorized the issuance of new common shares where the net proceeds to the Company, after fees and expenses, represents at least 93.5% of our most recent estimate of ARMOUR's book value per common share. We endeavor to achieve net proceeds representing a higher percentage. For 2022, we realized net proceeds that averaged approximately 98% of recently estimated book value, resulting in an aggregate dollar dilution of $9,528. We also consider the favorable impact of spreading administrative and operating expenses over an increased number of common shares.

We may issue stock when investment opportunities are relatively less attractive.

The market trading price of our common stock tends to be positively correlated with the general price levels of the MBS that represent our target investments. Therefore, opportunities to raise capital at attractive prices may occur when potential investment opportunities are relatively less attractive. Accordingly, we may temporarily invest the proceeds of stock issuances by reducing our repo borrowings on our existing portfolio or purchasing US Treasuries or other assets in anticipation of more attractive MBS investment opportunities in the future.

Typically, we purchase our MBS for regular settlement, which occurs only once a month. Accordingly, even when we are able to invest the proceeds of stock issuances in MBS at attractive prices, there may be a temporary delay before we begin to earn investment income.

We may repurchase our common stock at prices below book value, to the potential disadvantage of selling stockholders.

We only repurchase stock by accepting unsolicited offers in open market transactions and only when the market trading price is significantly below our current estimate of ARMOUR's book value per common share. These depressed market trading prices may be temporary as a result of relatively transient anomalies. Selling stockholders may base their decisions on less sophisticated research and analytical tools than are available to ARMOUR, and therefore be at a potential disadvantage.

Significant changes in the number of shares outstanding over time complicate the understanding of periodic per share calculations.

GAAP requires that earnings per share amounts be calculated based on the time-weighted average number of shares outstanding during each period. The weighted average shares outstanding used in the denominator of each per share calculation is determined separately for each quarterly and year-to-date period. Therefore, the resulting per share amounts are not additive across periods when the number of shares outstanding is changing significantly. GAAP explicitly recognizes this result ("denominator effect"), even though it is often not material because the number of shares outstanding often remains relatively constant from period to period.



We regularly report book value per common share, which is calculated as stockholders' equity attributable to common stockholders (net of liquidation preferences on preferred stock) divided by the number of shares outstanding. Changes in book value per common share are partially explained by total comprehensive income or loss per share and common per share dividends declared. The residual difference between the beginning and ending book value per share is attributed to the net accretive or dilutive effect of our capital activities (share issuances and repurchases). Consequently, any denominator effect across time periods relating to total comprehensive income or loss per share will result in an equal offsetting effect in the attributed net accretion or dilution.

The following table illustrates these denominator effects for ARMOUR for 2022.

	Q1 2022	Q2 2022	Q3 2022	Q4 2022	December 31, 2022 (1)
Comprehensive Income (loss) available (related) to common stockholders	$ (147,967)	$ (96,237)	$ (155,710)	$ 39,502	$ (360,412)
Weighted average common shares outstanding	96,226	106,514	123,251	145,847	117,968
Comprehensive Income (loss) per common share	$ (1.54)	$ (0.90)	$ (1.26)	$ 0.27	$ (3.06)
Beginning Book Value per Common Share	$ 10.33	$ 8.48	$ 7.25	$ 5.83	$ 10.33
Comprehensive Income (loss) per common share	(1.54)	(0.90)	(1.26)	0.27	(3.06)
Dividends Declared per common Share	(0.30)	(0.30)	(0.30)	(0.30)	(1.20)
Accretive (Dilutive) Effect of Capital Activity	(0.01)	(0.03)	0.14	(0.02)	(0.29)
Ending Book Value per Common Share	$ 8.48	$ 7.25	$ 5.83	$ 5.78	$ 5.78

(1) Per shares amounts are not intended to be added across periods under GAAP. In this illustration, comprehensive loss per common share for the year ended December 31, 2022, is $0.37 per share lower than the algebraic sum of corresponding amounts for the four individual quarters of the year. Similarly, the dilutive effect of our capital activity is $0.37 per common share larger when calculated on an annual basis as compared to the algebraic sum of the individual quarterly calculations.

The denominator effect is also present when aggregating days into a month or months into a quarter for purposes of per share calculations. Accordingly, the attributed accretion or dilution we report for a quarter or longer period may not be fully representative of the daily results of our capital activities.

ARMOUR is externally managed by ACM:

ACM may terminate the management agreement for any reason. If ACM ceases to be our investment manager, financial institutions providing any financing arrangements to us may not provide future financing to us.

The management agreement allows ACM to terminate its service to ARMOUR for any reason upon 180 days prior written notice. No termination fee shall be due from ACM to ARMOUR following any termination by ACM.

Financial institutions that finance our investments may require that ACM continue to act in such capacity. If ACM ceases to be our manager, it may constitute an event of default and the financial institution providing the arrangement may have acceleration rights with respect to outstanding borrowings and termination rights with respect to our ability to finance our future investments with that institution. If we are unable to obtain financing



for our accelerated borrowings and for our future investments under such circumstances, it is likely that we would be materially and adversely affected.

ACM's liability is limited under the management agreement and we have agreed to indemnify ACM and its affiliates against certain liabilities. As a result, we could experience poor performance or losses for which ACM would not be liable.

The management agreement limits the liability of ACM and any directors and officers of ACM for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services, or a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

Pursuant to the management agreement, ACM will not assume any responsibility other than to render the services called for thereunder and will not be responsible for any action of our Board in following or declining to follow its advice or recommendations. ACM and its affiliates, directors, officers, stockholders, equity holders, employees, representatives and agents and any affiliates thereof, will not be liable to us, our stockholders, any subsidiary of ours, the stockholders of any subsidiary of ours, our Board, any issuer of mortgage securities, any credit-party, any counterparty under any agreement, or any other person for any acts or omissions, errors of judgment or mistakes of law by ACM or its affiliates, directors, officers, stockholders, equity holders, employees, representatives or agents, or any affiliates thereof, under or in connection with the management agreement, except if ACM was grossly negligent, acted with reckless disregard or engaged in willful misconduct or fraud while discharging its duties under the management agreement. We have agreed to indemnify ACM and its affiliates, directors, officers, stockholders, equity holders, employees, representatives and agents and any affiliates thereof, with respect to all expenses, losses, costs, damages, liabilities, demands, charges and claims of any nature, actual or threatened (including reasonable attorneys' fees), arising from or in respect of any acts or omissions, errors of judgment or mistakes of law (or any alleged acts or omissions, errors of judgment or mistakes of law) performed or made while acting in any capacity contemplated under the management agreement or pursuant to any underwriting or similar agreement to which ACM is a party that is related to our activities, unless ACM was grossly negligent, acted with reckless disregard or engaged in willful misconduct or fraud while discharging its duties under the management agreement. As a result, we could experience poor performance or losses for which ACM would not be liable.

In addition, our articles of incorporation provide that no director or officer of ours shall be personally liable to us or our stockholders for money damages. Furthermore, our articles of incorporation permit and our by-laws require, us to indemnify, pay or reimburse any present or former director or officer of ours who is made or threatened to be made a party to a proceeding by reason of his or her service to us in such capacity. Officers and directors of ours who are also officers of ACM will therefore benefit from the exculpation and indemnification provisions of our articles of incorporation and by-laws and accordingly may not be liable to us in such circumstances.

There are potential conflicts of interest with current and future investment entities affiliated with ACM.

There are potential conflicts of interest in allocating investment opportunities among us and other funds, investment vehicles and ventures managed by ACM. ACM and its affiliates may in the future form additional funds or sponsor additional investment vehicles and ventures that have overlapping objectives with us and therefore may compete with us for investment opportunities and ACM resources. ACM has an allocation policy that addresses the manner in which investment opportunities are allocated among the various entities and strategies for which they provide investment management services. However, we cannot assure you that ACM will always allocate every investment opportunity in a manner that is advantageous for us; indeed, we may expect that the allocation of investment opportunities will at times result in our receiving only a portion of, or none of, certain investment opportunities.



There are potential conflicts of interest with the allocation of investment opportunities by ACM.

In allocating investment opportunities among us and any other funds or accounts that may be managed by them, ACM's personnel are guided by the principles that they will treat all entities fairly and equitably, they will not arbitrarily distinguish among entities and they will not favor one entity over another.

In allocating a specific investment opportunity among funds or accounts, ACM will make a determination, exercising its judgment in good faith, as to whether the opportunity is appropriate for each entity. Factors in making such a determination may include an evaluation of each entity's liquidity, overall investment strategy and objectives, the composition of the existing portfolio, the size or amount of the available opportunity, the characteristics of the securities involved, the liquidity of the markets in which the securities trade, the risks involved, and other factors relating to the entity and the investment opportunity. ACM is not required to provide every opportunity to each entity.

If ACM determines that an investment opportunity is appropriate for us, then ACM will allocate that opportunity in a manner that it determines, exercising its judgment in good faith, to be fair and equitable, taking into consideration all allocations taken as a whole. ACM has broad discretion in making that determination, and in amending that determination over time.

In the future, ACM may adopt additional conflicts of interest resolution policies and procedures designed to support the equitable allocation and to prevent the preferential allocation of investment opportunities among entities with overlapping investment objectives.

Members of our management team have competing duties to other entities, which could result in decisions that are not in the best interests of our stockholders.

Our executive officers and the employees of ACM are not required to spend all of their time managing our activities and our investment portfolio. Our executive officers and the employees of ACM currently allocate a substantial majority of their time to ARMOUR. Certain executive officers and the employees of ACM also allocate some of their time to other businesses and activities. None of these individuals is required to devote a specific minimum amount of time to our affairs, and the portion of their time devoted elsewhere could become material. As a result of these overlapping responsibilities, there may be conflicts of interest among and reduced time commitments from our officers and employees of ACM that we will face in making investment decisions on our behalf. Accordingly, we will compete with ACM, and its existing activities, other ventures and possibly other entities in the future for the time and attention of these officers.

In the future, we may enter, or ACM may cause us to enter, into additional transactions with ACM or its affiliates. In particular, we may make loans to ACM or its affiliates or purchase, or ACM may cause us to purchase, assets from ACM or its affiliates or make co-purchases alongside ACM or its affiliates. These transactions may not be the result of arm's length negotiations and may involve conflicts between our interests and the interests of ACM and/or its affiliates in obtaining favorable terms and conditions.

ACM's management fees are calculated based on our gross equity raised and not on our performance. Gross equity raised substantially exceeds total shareholders' equity determined in accordance with GAAP and management fee expenses do not decline with reductions in our total stockholders' equity. As a result, ACM's annualized contractual management fee rate as of December 31, 2022, equaled 3.23% of stockholders' equity.

The management agreement entitles ACM to receive a management fee payable monthly in arrears calculated based on gross equity raised (see Note 9 and Note 15 to the consolidated financial statements). The annualized management fee rate is (a) 1.5% of gross equity raised up to $1.0 billion plus (b) 0.75% of gross equity raised in excess of $1.0 billion. Gross equity raised includes the total amounts of paid in capital relating to both our common and preferred stock, plus brokerage commissions and other costs of capital raising. Amounts paid to



shareholders to repurchase common and preferred stock, before any brokerage commissions and costs, reduce gross equity raised. Dividends specifically designated by the Board as liquidation dividends reduce the amount of gross equity raised. To date the Board has made no such specific designation of any of the dividends paid by the Company. Pursuant to prior versions of the management agreement, gross equity raised was reduced by $123,199 to reflect dividends paid in in excess of taxable income prior to January 1, 2016. Regular dividends (including those treated as a return of capital for tax purposes on or after January 1, 2016) and investment losses do not reduce gross equity raised. Investment gains and net income do not increase gross equity raised. Accordingly, we have experienced and may continue to experience reductions in our total stockholders' equity without a commensurate reduction in management fee expense.

At December 31, 2022 gross equity raised totaled $3,787,042 resulting in an effective contractual management fee rate, prior to management fees waived, of 0.95%. The resulting annualized contractual management fee of $35,903 represents 3.23% of the Company's total stockholders' equity determined in accordance with GAAP of $1,112,372 at December 31, 2022.

ACM is entitled to receive monthly management fees that are based on gross equity raised regardless of our performance. Accordingly, ARMOUR has paid, and may in the future pay, significant management fees to ACM for a given month in which we experience a total comprehensive loss. ACM's entitlement to such significant nonperformance-based compensation may not provide sufficient incentive to ACM to devote its time and effort to source and maximize risk adjusted returns on our investment portfolio, which could, in turn, adversely affect our ability to pay dividends to our stockholders and the market price of our stock. Further, the management fee structure gives ACM the incentive to maximize gross equity raised by the issuance of new equity securities or the retention of existing equity, regardless of the effect of these actions on existing stockholders. In other words, the management fee structure will reward ACM primarily based on the size of our equity raised and not on our current common equity capital or financial returns to common stockholders.

ACM has voluntarily waived a portion of its contractual management fee. ACM has reduced, and may further reduce, the amount of or discontinue entirely its voluntary fee waiver without our consent.

ACM began waiving 40% of its management fee beginning with the second quarter of 2020. ACM reduced the fee waiver to the rate of $8,600 and $7,800 for the years ended December 31, 2021 and December 31, 2022, respectively. ACM has adjusted the fee waiver rate to $1,650 for the first quarter of 2023 and $550 per month thereafter until further notice (see Note 8 to the consolidated financial statements). ACM may prospectively further reduce the amount of or discontinue entirely its voluntary fee waiver at its sole discretion and without requiring our consent.

The termination of the management agreement may be difficult and costly.

We may not terminate our management agreement with ACM before December 31, 2029, except for cause or in connection with the liquidation of ARMOUR or certain business combination transactions. For the period from January 1, 2023 through December 31, 2029, ARMOUR is obliged to pay contractual management fees totaling approximately $260,850 based on gross equity raised as of February 14, 2023, the date of the most recent management contract extension.

The term "cause" is limited to those circumstances described in the management agreement with ACM and generally includes a final court determination of material breach of the management agreement, willful misconduct, gross negligence or fraud. Upon a termination by us in connection with the liquidation of ARMOUR or certain business combination transactions the management agreement provides that ARMOUR will pay ACM a termination payment equal to four times the contractual base management fee payable to ACM in the preceding full 12 months, calculated as of the effective date of the termination of the agreement. ACM's voluntary fee waiver does not reduce the amount of such termination payment. The contractual management fee payable to ACM for



the 12 months ended December 31, 2022, was $33,714. The contractually required termination payment would increase the effective cost to us to terminate the management agreement in connection with the liquidation of ARMOUR or certain business combinations and adversely affecting ARMOUR's attractiveness as a potential business combination target.

ARMOUR does not have the contractual right to voluntarily end our relationship with ACM before December 31, 2029, even if we believe ACM's performance is not satisfactory. Accordingly, we would need to negotiate a mutually agreeable termination settlement in order to internalize new management of ARMOUR or engage a different manager. Such a negotiated termination settlement may be difficult and costly to achieve.

The management agreement with ACM will automatically renew for an additional 5-year term unless ARMOUR gives 180-day written notice of non-renewal.

The current term of our management agreement with ACM extends through December 31, 2029. This management agreement will automatically renew for an additional five-year term to December 31, 2034 unless ARMOUR gives ACM written notice of non-renewal on or before July 3, 2029. Such non-renewal notice requires either two-thirds of our independent directors or holders of a majority of the common stock outstanding to find that (i) there has been unsatisfactory performance by ACM that is materially detrimental to ARMOUR or (ii) that the compensation to ACM is unfair, in which case ACM may endeavor to renegotiate such compensation on terms agreeable to two-thirds of the independent directors.

The management agreement was not negotiated on an arm's-length basis and the terms, including fees payable, may not be as favorable to us as if they were negotiated with an unaffiliated third-party.

The management agreement that we entered into with ACM was negotiated between related parties, and we did not have the benefit of arm's-length negotiations of the type normally conducted with an unaffiliated third-party. The terms of the management agreement, including fees payable, may not reflect the terms that we may have received if it were negotiated with an unrelated third-party. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the management agreement because of our desire to maintain our ongoing relationship with ACM.

We and equity analysts consider Distributable Earnings as a measure of ARMOUR's investment performance:

Distributable Earnings is a non-GAAP measure which excludes gains and losses, and therefore is an imperfect measure of our overall financial performance. Distributable Earnings is not a standardized metric.

We consider Distributable Earnings as a measure of our investment performance and discuss our periodic financial results in terms of Distributable Earnings in our press releases and conference calls with equity analysts. We believe that Distributable Earnings is useful to investors because it is related to the amount of dividends we may distribute. Distributable Earnings is a non-GAAP measure defined as net interest income plus TBA Drop Income adjusted for the net coupon effect of interest rate swaps minus net operating expenses. Distributable Earnings differs, potentially significantly, from net interest income and from total comprehensive loss (which includes realized gains and losses and market value adjustments).



The following table illustrates the relationship between Distributable Earnings and net interest income and total comprehensive income for the year ended December 31, 2022.

	December 31, 2022
Net Interest Income	$ 107,638
TBA Drop Income	24,661
Net interest income on interest rate swaps and futures contracts	53,093
Total Expenses after fees waived	(37,833)
Distributable Earnings	$ 147,559
Total Comprehensive Loss	$ (348,430)
Items Excluded From Distributable Earnings:	
Loss on MBS	$ 1,107,465
Loss on U.S. Treasury Securities	152,777
Loss on TBA Securities, less TBA Drop Income	162,313
Amortization of prior unrealized net gains	90,928
Unrealized gain on interest rate swaps	(922,066)
Futures contracts gains	(95,428)
Add back excluded net losses	$ 495,989
Distributable Earnings	$ 147,559

Distributable Earnings is based on the historical cost basis of our Agency Securities and interest rate swaps, while we report substantially all of our assets and liabilities at current fair values. As a result, Distributable Earnings may include amounts that were recognized and reported elsewhere in our consolidated financial statements previously. For example, the net coupon effect of interest rate swaps is the primary driver of market value adjustments on these positions that were recognized in total comprehensive loss and total stockholders' equity in prior periods.

Distributable Earnings is an incomplete measure of the Company's financial performance. Distributable Earnings should be considered as supplementary to, and not as a substitute for, the Company's net interest income and total comprehensive income (loss) computed in accordance with GAAP as a measure of the Company's financial performance.

Other mortgage REITs report Distributable Earnings or similar measures that are calculated on a different basis than the basis we use. For example, other calculations may exclude some or all prepayment effects and/or more or less hedging activities. Because Distributable Earnings is not a standardized metric, it may not be directly comparable across various reporting companies.

Considering Distributable Earnings may not provide sufficient incentive to ACM to maximize risk adjusted returns on our investment portfolio.

Because Distributable Earnings excludes gains and losses in portfolio value, using it as a measure of investment performance may encourage ACM to make portfolio decisions on our behalf that have the effect of accelerating the realization of losses and delaying the realization of gains. For example, in declining interest rate environments, we may replace interest rate swaps that have declined in value with new swaps requiring a lower fixed coupon payment while retaining in portfolio appreciated mortgage securities. Conversely, in rising interest



rate environments, we may replace mortgage securities that have declined in value with new, higher coupon securities while retaining interest rate swaps that have increased in value.

Our affiliate BUCKLER is our largest financing counterparty and placement agent under our ATM program:

A material portion of our aggregate repurchase financing is facilitated through BUCKLER.

At December 31, 2022, BUCKLER provided approximately $3,247,474, or 50.2% of ARMOUR's repurchase financing. BUCKLER is subject to various broker-dealer regulations. BUCKLER's failure to comply with these regulations, facilitate attractive repurchase financing and its ability to conduct business with third parties could adversely affect ARMOUR's funding costs, "haircuts" and/or counterparty exposure.

We hold a 10.8% equity ownership interest in BUCKLER and additionally, provided it with an aggregate of $105.0 million in an unsecured subordinated loan which qualifies as regulatory capital.

The primary purpose of our investment in BUCKLER is to facilitate our access to repurchase financing, on potentially more attractive terms (considering rate, term, size, haircut, relationship, and funding commitment) compared to other suitable repurchase financing counterparties. To facilitate this, a subsidiary of ARMOUR has made a $105.0 million subordinated loan to BUCKLER, which qualifies as regulatory capital, and holds a 10.8% equity ownership interest in BUCKLER (see Note 14 to the consolidated financial statements). We cannot guarantee that BUCKLER will be able to provide repurchase financing on more attractive terms in the future.

BUCKLER relies primarily on bilateral and triparty repurchase agreement funding through the FICC.

BUCKLER's ability to access bilateral and triparty repo funding and to raise funds through the General Collateral Finance Repo service offered by the FICC, requires that it continuously meet the regulatory and membership requirements of FINRA and the FICC, which may change over time. If BUCKLER fails to meet these requirements and is unable to access such funding, we would be required to find alternative funding, which we may be unable to do, and our funding costs, "haircuts" and/or counterparty exposure could increase, and our liquidity could be adversely impacted.

ARMOUR continues to maintain active repurchase financing arrangements with numerous other counterparties with the intention of reducing our risk of relying primarily on BUCKLER. At December 31, 2022, we had repurchase borrowings from 16 different counterparties including BUCKLER. However, there can be no assurance as to the availability, terms, or cost of additional repurchase financing that might be available from other counterparties if we needed to replace BUCKLER's financing capacity, particularly on short notice or during times of market distress.

BUCKLER is the primary placement agent for ARMOUR's common share ATM Programs.

BUCKLER has acted as placement agent for 72% of the shares of common stock that ARMOUR has issued through its ATM programs in 2022. BUCKLER's commission rate for these placements has been lower than the commission rates of other placement agents involved in our ATM program. Placement commissions represent a significant contribution to BUCKLER profitability. If BUCKLER became unable to participate in our ATM program, our placement costs would increase. If we reduce the volume of ATM placements with BUCKLER, its profitability would be adversely affected.

BUCKLER may pursue business opportunities with third parties.

So long as our subordinated loan is outstanding, our independent directors must approve, in their sole discretion, any third-party business engaged by BUCKLER. However, we cannot guarantee that BUCKLER's pursuit of business with third parties will not incur losses for us or that BUCKLER will be able to continue to provide us with attractive repurchase financing.



There are conflicts of interest in our relationship with ACM and its affiliates, including BUCKLER, which could result in decisions that are not in the best interests of our stockholders.

We are subject to conflicts of interest arising out of our relationship with ACM and its affiliates, including BUCKLER. Entities affiliated with Mr. Ulm and Mr. Zimmer are the general partners of ACM and each of Mr. Ulm, Mr. Zimmer, Mr. Staton and Mr. Bell is a limited partner in ACM. ACM and our executive officers control BUCKLER.

The management agreement with ACM may create a conflict of interest and the terms, including fees payable to ACM, may not be as favorable to us as if they had been negotiated with an unaffiliated third-party. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the management agreement because of our desire to maintain our ongoing relationship with ACM. ACM maintains a contractual and fiduciary relationship with us. The management agreement with ACM does not prevent ACM and its affiliates from engaging in additional management or investment opportunities some of which will compete with us. ACM and its affiliates may engage in additional management or investment opportunities that have overlapping objectives with ours and may thus face conflicts in the allocation of investment opportunities to these other investments. Such allocation is at the discretion of ACM and there is no guarantee that this allocation would be made in the best interest of our stockholders. We are not entitled to receive preferential treatment as compared with the treatment given by ACM or its affiliates to any investment company, fund or advisory account other than any fund or advisory account which contains only funds invested by ACM (and not of any of its clients or customers) or its officers and directors. Additionally, the ability of ACM and its respective officers and employees to engage in other business activities may reduce the time spent and resources used managing our activities.

ACM owns 75.4% of the equity of BUCKLER. BUCKLER may offer repurchase agreement financing to us at rates and terms that may be less advantageous to us than if they had been negotiated with third parties.

General risks common to ARMOUR and our peer mortgage REITs:

We operate in a highly competitive market for investment opportunities and related financing and competition may limit our ability and financing to acquire desirable investments in our target assets, obtain necessary financing and could also affect the pricing of these assets and cost of funds.

We operate in a highly competitive market for investment opportunities and borrowing facilities. Our profitability depends, in large part, on our ability to acquire our target assets at attractive prices and finance them economically. In acquiring and financing our target assets, we will compete with a variety of institutional investors, including other REITs, specialty finance companies, public and private funds, government entities, commercial and investment banks, commercial finance and insurance companies and other financial institutions. Several of our competitors are substantially larger and have considerably greater financial, technical, marketing and other resources than we do. Several other REITs may have investment objectives that overlap with ours, which may create additional competition for investment opportunities and financing. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us, such as funding from the U.S. or foreign governments. Many of our competitors are not subject to the operating constraints associated with REIT tax compliance or maintenance of an exemption from the 1940 Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, competition for investments in our target assets may lead to the price of such assets increasing, which may further limit our ability to generate desired returns. We cannot provide assurance that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, desirable investments in our target assets may be limited in the future and we may not be able to take advantage of attractive investment opportunities from time to time, as we can provide no assurance that we will be able to identify, finance and make investments that are consistent with our investment objectives.



Our ability to buy or sell our securities and arrange our repurchase financing may be severely limited or not profitable and we may be required to post additional collateral in connection with our financing.

We buy and sell our securities and arrange our repurchase financing in privately negotiated transactions with banks, brokers, dealers, or principal counter parties such as originators, the GSEs and other investors. Without the benefit of a securities exchange, there may be times when the supply of or demand for the MBS we wish to buy or sell is severely limited. The bid-ask spread between the prices at which we can purchase and sell MBS may also become temporarily wide relative to historical levels. This could exacerbate our losses or limit our opportunities to profit during times of market stress or dislocation. It may also reduce the amount of repurchase financing that our lenders are willing to provide. We attempt to mitigate this risk by concentrating our investments in MBS that have more widespread trading interest resulting in deeper and more liquid trading.

All of our repurchase financing has daily collateral maintenance requirements, and a substantial portion of our MBS are pledged as collateral. These collateral requirements are monitored by our counterparties and we may be required to post additional collateral when the value of our posted collateral declines. We attempt to mitigate this risk by moderating the amount of our financial leverage, monitoring collateral maintenance requirements, timely calling for collateral (or a return of collateral) from our counterparties, and maintaining reserve liquidity in the form of cash or unpledged Agency Securities that are widely acceptable as collateral. By concentrating our investments in more liquid Agency Securities, we also seek to be able to quickly sell positions and reduce our financial leverage if necessary.

The daily collateral maintenance required for our repurchase financing and our hedging derivatives generally move in opposite directions as market interest rates change. However, because market yields on our Agency Securities are not perfectly correlated with interest rate swap market yields, it is likely that our daily requirements to post collateral to our counterparties will not equal the collateral our counterparties are required to post to us. In times of higher market volatility, those differences can become more significant.

Exchange-traded swaps and futures have higher initial margin requirements than bilateral swap agreements.

Historically, we have primarily used bilateral interest rate swaps that were privately negotiated with counterparties. Under the Dodd-Frank Act, certain swaps are required to clear through a registered clearing facility and traded on a designated exchange or swap execution facility. As more swap transactions are being executed through clearing facilities, our ability to enter into new bilateral swaps is waning. We have begun using exchange - traded futures contracts and cleared swaps in place of bilateral swaps. While these contracts are more liquid than bilateral swaps, they also may require substantially higher initial margin deposits. For example, longer tenor cleared swaps may require initial margin deposits currently as high as 4.5% of the notional swap amount. Higher initial margin requirements will increase our need for liquidity.

We may change our target assets, financing and investment strategy and other operational policies without stockholder consent, which may adversely affect the market price of our common stock and our ability to make distributions to stockholders.

Within our overall investment guidelines, we may change our target assets financing strategy and investment guidelines at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in this Annual Report on Form 10-K. Our Board also determines our other operational policies and may amend or revise such policies, including our policies with respect to our REIT qualification, acquisitions, dispositions, operations, indebtedness and distributions, or approve transactions that deviate from these policies, without a vote of, or notice to, our stockholders. A change in our targeted investments, financing strategy, investment guidelines and other operational policies may increase our exposure to interest rate risk, default risk and real estate market



fluctuations, all of which could adversely affect the market price of our stock and our ability to make distributions to our stockholders.

There are significant restrictions on ownership of our common stock.

In order for us to maintain our qualification as a REIT under the Code, not more than 50% in value of the issued and outstanding shares of our capital stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year (other than our first year as a REIT). This test is known as the "5/50 test." Attribution rules in the Code apply to determine if any individual actually or constructively owns our capital stock for purposes of this requirement, including, without limitation, a rule that deems, in certain cases, a certain holder of a warrant or option to purchase stock as owning the shares underlying such warrant or option and a rule that treats shares owned (or treated as owned, including shares underlying warrants) by entities in which an individual has a direct or indirect interest as if they were owned by such individual. Additionally, at least 100 persons must beneficially own our capital stock during at least 335 days of each taxable year (other than our first year as a REIT). While we believe that we meet the 5/50 test, no assurance can be given that we will continue to meet this test.

Our charter prohibits beneficial or constructive ownership by any person of more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock or all classes of our capital stock. Additionally, our charter prohibits beneficial or constructive ownership of our stock that would otherwise result in our failure to qualify as a REIT. In each case, such prohibition includes a prohibition on owning warrants or options to purchase stock if ownership of the underlying stock would cause the holder or beneficial owner to exceed the prohibited thresholds. The ownership rules in our charter are complex and may cause the outstanding stock owned by a group of related individuals or entities to be deemed to be owned by one individual or entity. As a result, these ownership rules could cause an individual or entity to unintentionally own shares beneficially or constructively in excess of our ownership limits. Any attempt to own or transfer shares of our common or preferred stock, in excess of our ownership limits without the consent of our board of directors shall be void, and will result in the shares being transferred to a charitable trust. These provisions may inhibit market activity and the resulting opportunity for our stockholders to receive a premium for their shares that might otherwise exist if any person were to attempt to assemble a block of shares of our stock in excess of the number of shares permitted under our charter and which may be in the best interests of our stockholders. We may grant waivers from the 9.8% charter restriction for holders where, based on representations, covenants and agreements received from certain equity holders, we determine that such waivers would not jeopardize our status as a REIT.

If we fail to comply with the REIT tax requirements, we must dispose of a portion of our assets within 30 days after the end of the calendar quarter in order to avoid losing our REIT status and suffering adverse tax consequences. If we fail to qualify as a REIT, we will be subject to federal income tax as a regular corporation and may face substantial tax liability.

Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual or quarterly basis) established under highly technical and complex provisions of the Code for which only a limited number of judicial or administrative interpretations exist. We believe we currently satisfy all the requirements of a REIT. However, the determination that we satisfy all REIT requirements requires an analysis of various factual matters and circumstances that may not be totally within our control. We have not requested and do not intend to request a ruling from the IRS that we qualify as a REIT. Accordingly, we are not certain we will be able to qualify and remain qualified as a REIT for federal income tax purposes. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, the U.S. Congress or the IRS might change tax laws or regulations and the courts might issue new rulings, in each case potentially having retroactive effect, which could make it more difficult or impossible for us to qualify as a REIT.

If we fail to qualify as a REIT in any tax year, then:



- we would be taxed as a regular domestic corporation, which, among other things, means that we would be unable to deduct distributions to stockholders in computing taxable income and would be subject to federal income tax on our net income at regular corporate rates;

- any resulting tax liability could be substantial and would reduce the amount of cash available for distribution to stockholders and could force us to liquidate assets at inopportune times, causing lower income or higher losses than would result if these assets were not liquidated; and

- unless we were entitled to relief under applicable statutory provisions, we would be disqualified from treatment as a REIT for the subsequent four taxable years following the year during which we lost our qualification and thus, our cash available for distribution to our stockholders would be reduced for each of the years during which we do not qualify as a REIT.

If we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

If we remain qualified for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, taxes on income from some activities conducted as a result of a foreclosure, excise taxes, state or local income, property and transfer taxes, such as mortgage recording taxes, and other taxes. In addition, in order to meet the REIT qualification requirements, prevent the recognition of certain types of non-cash income, or to avert the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory, we may hold some of our assets through a taxable REIT subsidiary ("TRS") or other subsidiary corporations that will be subject to corporate level income tax at regular rates. In addition, if we lend money to a TRS, the TRS may be unable to deduct all or a portion of the interest paid to us, which could result in an even higher corporate level tax liability. Any of these taxes would decrease cash available for distribution to our stockholders.

Complying with REIT requirements may cause us to forgo otherwise attractive opportunities.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts that we distribute to our stockholders and the ownership of our stock. We may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution, and may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. In addition, in certain cases, the modification of a debt instrument or, potentially, an increase in the value of a debt instrument that we acquired at a significant discount, could result in the conversion of the instrument from a qualifying real estate asset to a wholly or partially non-qualifying asset that must be contributed to a TRS or disposed of in order for us to qualify or maintain our qualification as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make and, in certain cases, to maintain ownership of, certain attractive investments.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

To qualify as a REIT, we must ensure that at the end of each calendar quarter, at least 75% of our gross income each year is derived from certain real estate related sources, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and certain kinds of MBS. The remainder of our investment in securities (other than government securities, TRSs and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, TRSs and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total securities can be represented by securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax



consequences. As a result, we may be required to liquidate from our investment portfolio otherwise attractive investments. For example, in certain cases, the modification of a debt instrument or, potentially, an increase in the value of a debt instrument that we acquired at a significant discount, could result in the conversion of the instrument from a qualifying real estate asset to a wholly or partially non-qualifying asset that must be liquidated in order for us to qualify or maintain our qualification as a REIT. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

The failure of assets subject to repurchase agreements to qualify as real estate assets could adversely affect our ability to qualify as a REIT.

In order to finance some of our assets that we hold or acquire, we may enter into repurchase agreements, including with persons who sell us those assets. Under a repurchase agreement, we will nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase those sold assets. Although the tax treatment of repurchase transactions is unclear, we take the position that we are treated for U.S. federal income tax purposes as the owner of those assets that are the subject of any such repurchase agreement notwithstanding that we may transfer record ownership of those assets to the counterparty during the term of any such agreement. Because we enter into repurchase agreements the tax treatment of which is unclear, the IRS could assert, particularly in respect of our repurchase agreements with persons who sell us the assets that we wish to finance by way of repurchase agreements, that we did not own those assets during the term of the repurchase agreements, in which case we could fail to satisfy the 75% asset test necessary to qualify as a REIT.

Our capital loss carry forward for tax purposes may expire before we can fully use it to offset otherwise taxable income or gains.

For U.S. federal income tax purposes, we previously have incurred net capital losses. Such net capital losses may be carried forward for five taxable years and generally used to offset undistributed taxable net capital gains realized during the carry forward period. Net capital losses realized totaling $(136,388), $(13,819), $(15,605), and $(732,478) will be available to offset future capital gains realized in 2023, 2024, 2026 and 2027 respectively. Any capital loss carry forward that we have not used to offset undistributed otherwise taxable net capital gains will expire after the end of such five-year period, and will no longer be available to us. Capital loss carry forwards totaling $921,172 expired unused in 2022 and prior years because we did not generate enough taxable net capital gains during that period relative to our level of distributions. Our current practice of declaring dividends based on non-GAAP Distributable Earnings increases the likelihood that net capital gains realized will be treated as distributed in the year realized. In the absence of offsetting net capital loss carry forward amounts, we will be required to make timely distributions of future net capital gains realized, or alternatively, pay U.S. federal income tax on such realized net capital gains not distributed.

Distributions to tax-exempt investors may be classified as unrelated business taxable income.

Neither ordinary nor capital gain distributions with respect to our common stock nor gain from the sale of common stock should generally constitute unrelated business taxable income to a tax-exempt investor. However, there are certain exceptions to this rule, including: (i) part of the income and gain recognized by certain qualified employee pension trusts with respect to our common stock may be treated as unrelated business taxable income if we become a "pension held" REIT and such qualified employee pension trust owns more than 10% of our common stock; (ii) part of the income and gain recognized by a tax-exempt investor with respect to our common stock would constitute unrelated business taxable income if the investor incurs debt in order to acquire the common stock; (iii) part or all of the income or gain recognized with respect to our common stock by social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans which are exempt from federal income taxation under the Code may be treated as unrelated business taxable income; and (iv) to the extent that we are (or a part of us, or a disregarded subsidiary of ours, is) a "taxable



mortgage pool," (or if we hold residual interests in a REMIC), a portion of the distributions paid to a tax-exempt stockholder that is allocable to excess inclusion income may be treated as unrelated business taxable income.

The "taxable mortgage pool" rules may increase the taxes that we or our stockholders may incur and may limit the manner in which we effect future securitizations.

Securitizations could result in the creation of taxable mortgage pools for federal income tax purposes. As a REIT, so long as we own 100% of the equity interests in a taxable mortgage pool, we generally would not be adversely affected by the characterization of the securitization as a taxable mortgage pool. Certain categories of stockholders, however, such as foreign stockholders eligible for treaty or other benefits, stockholders with net operating losses and certain tax-exempt stockholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their distribution income from us that is attributable to the taxable mortgage pool. In addition, to the extent that our stock is owned by tax-exempt "disqualified organizations," such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business income, we may incur a corporate level tax on a portion of our income from the taxable mortgage pool. In that case, we will reduce the amount of our distributions to any disqualified organization whose stock ownership gave rise to the tax. Moreover, we would be precluded from selling equity interests in these securitizations to outside investors or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions.

Liquidation of assets may jeopardize our REIT qualification or create additional tax liability for us.

To qualify as a REIT, we must comply with requirements regarding the composition of our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

Provisions of Maryland law and other provisions of our organizational documents may limit the ability of a third-party to acquire control of the company.

Certain provisions of the MGCL may have the effect of delaying, deferring or preventing a transaction or a change in control of the company that might involve a premium price for holders of our common stock or otherwise be in their best interests. Additionally, our charter and bylaws contain other provisions that may delay or prevent a change of control of the company.

If we have a class of equity securities registered under the Exchange Act and meet certain other requirements, Title 3, Subtitle 8 of the MGCL permits us without stockholder approval and regardless of what is currently provided in our charter or bylaws, to elect to be subject to statutory provisions that may have the effect of delaying, deferring or preventing a transaction or a change in control of the company that might involve a premium price for holders of our common stock or otherwise be in their best interest. Pursuant to Title 3, Subtitle 8 of the MGCL, once we meet the applicable requirements, our charter provides that our Board will have the exclusive power to fill vacancies on our Board. As a result, unless all of the directorships are vacant, our stockholders will not be able to fill vacancies with nominees of their own choosing. We may elect to opt into additional provisions of Title 3, Subtitle 8 of the MGCL without stockholder approval at any time that we have a class of equity securities registered under the Exchange Act and satisfy certain other requirements.



Rapid changes in the values of our target assets may make it more difficult for us to maintain our qualification as a REIT or our exemption from the 1940 Act.

If the market value or income potential of our MBS declines as a result of increased interest rates, prepayment rates, general market conditions, government actions or other factors, we may need to increase certain types of our assets and income or liquidate our non-qualifying assets to maintain our REIT qualifications or our exemption from the 1940 Act. If the decline in real estate asset values or income occurs quickly, this may be especially difficult to accomplish. We may have to make decisions that we otherwise would not make absent the REIT and the 1940 Act considerations.

Maintenance of our exclusion from the 1940 Act will impose limits on our business.

There can be no assurance that the laws and regulations governing the 1940 Act status of REITs, including guidance and interpretations from the SEC staff regarding the Section 3(c)(5)(C) exclusion, will not change in a manner that adversely affects our operations or business. For example, such changes might require us to employ less leverage in financing certain of our mortgage related investments and we may be precluded from acquiring certain types of higher yielding securities. The net effect of these factors would be to lower our net interest income. If we fail to qualify for an exclusion from registration as an investment company or an exclusion from the definition of an investment company, our ability to use leverage would be substantially reduced. Our business will be materially and adversely affected if we fail to qualify for an exclusion from regulation under the 1940 Act.

We conduct our business so as not to become regulated as an investment company under the 1940 Act. If we were to fall within the definition of investment company, we would be unable to conduct our business as described in this Annual Report on Form 10-K. Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act also defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. Excluded from the term "investment securities," among other things, in Section 3(a)(1)(C) of the 1940 Act, as defined above, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

We rely on the exclusion from the definition of "investment company" provided by Section 3(c)(5)(C) of the 1940 Act. To qualify for the exclusion, we make investments so that at least 55% of the assets we own consist of "qualifying assets" and so that at least 80% of the assets we own consist of qualifying assets and other real estate related assets. We generally expect that our investments in our target assets will be treated as either qualifying assets or real estate related assets under Section 3(c)(5)(C) of the 1940 Act in a manner consistent with SEC staff no-action letters. Qualifying assets for this purpose include mortgage loans and other assets, such as whole pool Agency Securities that are considered the functional equivalent of mortgage loans for purposes of the 1940 Act. The SEC staff has not issued guidance with respect to whole pool Credit Risk and Non-Agency Securities. Accordingly, based on our own judgment and analysis of the SEC's pronouncements with respect to agency whole pool certificates, we may also treat Credit Risk and Non-Agency Securities issued with respect to an underlying pool of mortgage loans in which we hold all the certificates issued by the pool as qualifying assets. We invest at least 55% of our assets in whole pool Agency Securities and Credit Risk and Non-Agency Securities that constitute qualifying assets in accordance with SEC staff guidance and at least 80% of our assets in qualifying assets plus other real estate related assets. Other real estate related assets would consist primarily of Agency Securities and Credit Risk and Non-Agency Securities that are not whole pools, such as CMOs and CMBS. As a result of the foregoing restrictions, we are limited in our ability to make or dispose of certain investments. To the extent that the SEC staff publishes new or different guidance with respect to these matters, we may be required to adjust our strategy



accordingly. These restrictions could also result in our holding assets we might wish to sell or selling assets we might wish to hold. Although we monitor our portfolio for compliance with the Section 3(c)(5)(C) exclusion periodically and prior to each acquisition and disposition, there can be no assurance that we will be able to maintain this exclusion.

To the extent that we elect in the future to conduct our operations through majority-owned subsidiaries, such business will be conducted in such a manner as to ensure that we do not meet the definition of investment company under either Section 3(a)(1)(A) or Section 3(a)(1)(C) of the 1940 Act, because less than 40% of the value of our total assets on an unconsolidated basis would consist of investment securities. We intend to monitor our portfolio periodically to ensure compliance with the 40% test. In such case, we would be a holding company which conducts business exclusively through majority-owned subsidiaries and we would be engaged in the non-investment company business of our subsidiaries.

Loss of the 1940 Act exclusion would adversely affect us, the market price of shares of our stock and our ability to distribute dividends.

As described above, we conduct our operations so as not to become required to register as an investment company under the 1940 Act based on current laws, regulations and guidance. Although we monitor our portfolio, we may not be able to maintain this exclusion under the 1940 Act. If we were to fail to qualify for this exclusion in the future, we could be required to restructure our activities or the activities of our subsidiaries, if any, including effecting sales of assets in a manner that, or at a time when we would not otherwise choose, which could negatively affect the value of our stock, the sustainability of our business model and our ability to make distributions. The sale could occur during adverse market conditions and we could be forced to accept a price below that which we believe is appropriate.

There can be no assurance that the laws and regulations governing the 1940 Act status of REITs, including guidance and interpretations from the SEC and its staff regarding the Section 3(c)(5)(C) exclusion, will not change in a manner that adversely affects our operations or business. The SEC or its staff may issue new interpretations of the Section 3(c)(5)(C) exclusion causing us to change the way we conduct our business, including changes that may adversely affect our ability to achieve our investment objective. We may be required at times to adopt less efficient methods of financing certain of our mortgage related investments and we may be precluded from acquiring certain types of higher yielding securities. The net effect of these factors would be to lower our net interest income. If we fail to qualify for an exclusion from registration as an investment company or an exclusion from the definition of an investment company, our ability to use leverage would be substantially reduced. Our business will be materially and adversely affected if we fail to qualify for an exclusion from regulation under the 1940 Act.

Failure to maintain an exemption from being registered as a CPO could subject us to additional regulation and compliance requirements and may result in fines and other penalties which could materially adversely affect our business and financial condition.

Under rules adopted under the Dodd-Frank Act, any investment fund that trades in swaps may be considered a "commodity pool," which would cause its directors to be regulated as CPOs.

The CFTC staff has issued a no-action letter (CFTC Staff Letter 12-44) to provide exemptive relief to mortgage REITs. We have submitted our claim and our directors do not intend to register as CPOs. To comply with CFTC Staff Letter 12-44, we are restricted to operating within certain parameters. For example, the exemptive relief limits our ability to enter into interest rate hedging transactions such that the initial margin and premiums for such hedges will not exceed five percent of the fair market value of our total assets. Furthermore, while the exemptive relief eliminates the CPO requirement, we still operate a commodity pool and are therefore subject to



other CFTC requirements. Such other requirements may include having our interest rate swap contracts cleared through recognized clearing organizations or having to post higher initial margins on uncleared swaps.

The CFTC has substantial enforcement power with respect to violations of the laws over which it has jurisdiction, including their anti-fraud and anti-manipulation provisions. Among other things, the CFTC may suspend or revoke the registration of a person who fails to comply, prohibit such a person from trading or doing business with registered entities, impose civil money penalties, require restitution and seek fines or imprisonment for criminal violations. Additionally, a private right of action exists against those who violate the laws over which the CFTC has jurisdiction or who willfully aid, abet, counsel, induce or procure a violation of those laws. In the event we fail to maintain exemptive relief with the CFTC on this matter and our directors fail to comply with the regulatory requirements of these new rules, we may be subject to significant fines, penalties and other civil or governmental actions or proceedings, any of which could have a materially adverse effect on our business, financial condition and results of operations.

We depend on ACM for our key personnel. The loss of those key personnel could severely and detrimentally affect our operations.

As an externally managed company, we depend on the diligence, experience and skill of ACM personnel for the selection, acquisition, structuring, hedging and monitoring of our MBS and associated borrowings. We depend on the efforts and expertise of our operating officers to manage our day-to-day operations and strategic business direction. If any of our key personnel were to leave the Company, locating individuals with specialized industry knowledge and skills similar to that of our key personnel may not be possible or could take months. Because we have no employees, the loss of ACM could harm our business, financial condition, cash flow and results of operations.

We have a contract with AVM to administer clearing and settlement services for our securities and derivative transactions. We have also entered into a second contract with AVM to assist us with financing transaction services such as repurchase financings and managing the margin arrangement between us and our lenders for each of our repurchase agreements. We use the services of AVM for these aspects of our business so our executive officers can focus on our daily operations and strategic direction. Further, as our business expands, reliance on AVM to provide us with timely, effective services will increase. In the future, as we expand our staff, we may absorb internally some or all of the services provided by AVM. Until we elect to move those services in-house, we continue to use AVM or other third-parties that provide similar services. If we are unable to maintain a relationship with AVM or are unable to establish a successful relationship with other third-parties providing similar services at comparable pricing, we may have to reduce or delay our operations and/or increase our expenditures and undertake the repurchase agreement and trading and administrative activities on our own, which could have a material adverse effect on our business operations and financial condition. However, we believe that the breadth and scope of ACM's experience will enable it to fill any needs created by discontinuing a relationship with AVM.

We have very broad investment guidelines, and our Board will not approve each investment and financing decision made by ACM.

We are authorized to invest in MBS backed by fixed rate, hybrid adjustable rate and adjustable rate home loans as well as unsecured notes and bonds issued by GSEs, U.S. Treasuries and money market instruments, subject to certain income tests we must satisfy for our qualification as a REIT. ACM is authorized to invest and obtain financing on our behalf within these guidelines. Our Board periodically reviews our investment guidelines and our investment portfolio but does not, and is not required to, review all our investments on an individual basis or in advance. In conducting periodic reviews, our Board relies primarily on information provided to it by ACM. Furthermore, ACM may use complex strategies and transactions that may be costly, difficult, or impossible to unwind if our Board determines that they are not consistent with our investment guidelines. In addition, because ACM has a certain amount of discretion in investment, financing and hedging decisions, ACM's decisions could



result in investment returns that are substantially below expectations or that result in losses, which would materially and adversely affect our business, financial condition, and results of operations.

We are highly dependent on information and communications systems. System failures, security breaches or cyber-attacks of networks or systems could significantly disrupt our business and negatively affect the market price of our common stock and our ability to distribute dividends.

Our business is highly dependent on communications and information systems that allow us to monitor, value, buy, sell, finance, and hedge our investments. These systems are primarily operated by third-parties and, as a result, we have limited ability to ensure their continued operation. In the event of systems failure or interruption, we will have limited ability to affect the timing and success of systems restoration. Any failure or interruption of our systems could cause delays or other problems in our securities trading activities, including Agency Securities trading activities, which could have a material adverse effect on our operating results and negatively affect the market price of our stock and our ability to make distributions to our stockholders.

We rely on sophisticated information technology systems, networks, and infrastructure in managing our day-to-day operations. Despite cyber-security measures already in place, which we monitor on a regular basis, our information technology systems, networks, and infrastructure may be vulnerable to deliberate attacks or unintentional events that could interrupt or interfere with their functionality or the confidentiality of our information. Our inability to effectively utilize our information technology systems, networks, and infrastructure, and protect our information could adversely affect our business.

We rely on our financial, accounting, and other data processing systems. Computer malware, viruses, computer hacking, and phishing attacks have become more prevalent in our industry and may occur on our systems. Although we have not detected a material cybersecurity breach to date, other financial services institutions have reported material breaches of their systems, some of which have been significant. Even with all reasonable security efforts, not every breach can be prevented or even detected. It is possible that we have experienced an undetected breach. There is no assurance that we, or the third parties that facilitate our business activities, have not or will not experience a breach. It is difficult to determine what, if any, negative impact may directly result from any specific interruption or cyber-attacks or security breaches of our networks or systems (or the networks or systems of third parties that facilitate our business activities) or any failure to maintain performance.

We are subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared.

We are subject to reporting and other obligations under the Securities Act and the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act. These reporting and other obligations may place significant demands on our management, administrative, operational, internal audit and accounting resources and cause us to incur significant expenses. We may need to upgrade our systems or create new systems; implement additional financial and management controls, reporting systems and procedures; expand or outsource our internal audit function; and hire additional accounting, internal audit and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

We have not established a minimum dividend payment level and there are no guarantees of our ability to pay dividends in the future.

We expect to continue to make regular cash distributions to our stockholders in amounts such that all or substantially all our taxable income in each year, subject to certain adjustments, is distributed. This, along with other factors, should enable us to qualify for the tax benefits accorded to a REIT under the Code. However, we



have not established a minimum dividend payment level and our ability to pay dividends may be adversely affected by the risk factors described in this report. Future distributions are made at the discretion of our Board and will depend on our earnings, our financial condition, maintenance of our REIT status, restrictions on making distributions under the MGCL and such other factors as our Board may deem relevant from time to time. There are no guarantees of our ability to pay dividends in the future. In addition, some of our distributions may include a return of capital.

We have returned, and may continue to return, capital to stockholders by paying dividends in excess of our comprehensive income and/or repurchasing shares, which may adversely affect our business.

Our Board of Directors considers Distributable Earnings when determining the level of dividends on our common stock. Distributable Earnings tends to be more stable over time and this practice is designed to increase the stability of our common stock dividend from month to month. However, Distributable Earnings excludes gains and losses in portfolio value that are reflected in total comprehensive income (loss) computed in accordance with GAAP. These differences cause us to distribute common stock dividends that differ from our total economic return. Since 2010, ARMOUR has distributed common stock dividends totaling approximately $1,776,886 while incurring cumulative total comprehensive (loss) attributable to common stockholders of $(984,207). Such losses include approximately $(622,300) in 2013 and $(539,942) in the first quarter of 2020 and $(399,914) in the first three quarters of 2022.

Dividends paid in excess of comprehensive income and common and preferred stock share repurchases will reduce our capital base and our ability to invest in MBS without increasing financial leverage. Reducing our capital base will increase our expense ratio and could potentially reduce the availability of our repurchase financing and interest rate swap hedges. We will be more likely to consider future returns of capital to stockholders when the market trading price for our common stock represents a significant discount to our book value.

We may use proceeds from equity and debt offerings and other financings to fund distributions, which will decrease the amount of capital available for purchasing our target assets.

There are no restrictions in our charter or in any agreement to which we are a party that prohibits us from using the proceeds of any offering of our equity or debt or other financings to fund distributions to stockholders. In the event that we elect to fund any distribution to our stockholders from sources other than our earnings, the amount of capital available to us to purchase our target assets would decrease, which could have an adverse effect on our overall financial results and performance.

Our return of capital distributions may increase capital gains.

Differences in accounting methods for tax and financial reporting purposes have periodically resulted in ARMOUR reporting taxable income that is less than our comprehensive income for the same period. ARMOUR has also reported taxable losses for periods in which it reported comprehensive income. In order to maintain our REIT status, we are generally required to make timely distributions at least equal to 90% of our current taxable income. We have made and may continue to make distributions in excess of the amounts required to maintain our REIT status. Such distributions represent a return of capital for tax purposes and thus will generally not be immediately taxable. Such return of capital distributions will generally reduce stockholders' tax basis in their shares and potentially increase the taxable gain, if any, recognized by such stockholders upon disposition of their shares. In addition, if stockholders hold our shares as a capital asset, to the extent return of capital distributions exceed their adjusted tax basis in their shares, such stockholders would be required to include those distributions in income as long-term capital gain (or short-term capital gain if their shares have been held for one year or less).



The performance of our common stock correlates to the performance of our REIT investments, which may be speculative and aggressive compared to other types of investments.

The investments we make in accordance with our investment objectives may result in a greater amount of risk as compared to alternative investment options, including relatively higher risk of volatility or loss of principal. Our investments may be speculative and aggressive, and therefore an investment in our common stock may not be suitable for someone with lower risk tolerance.

One of the factors that investors may consider in deciding whether to buy or sell shares of our common stock is our distribution rate as a percentage of the trading price of our common stock relative to market interest rates. If the market price of our common stock is based primarily on the earnings and return that we derive from our investments and income with respect to our investments and our related distributions to stockholders, and not from the market value of the investments themselves, then interest rate fluctuations and capital market conditions are likely to affect adversely the market price of our common stock. For instance, if market rates rise without an increase in our distribution rate, the market price of our common stock could decrease as potential investors may require a higher distribution yield on our common stock or seek other securities paying higher distributions or interest. In addition, rising interest rates would result in increased interest expense on our variable rate debt, thereby reducing cash flow and our ability to service our indebtedness and pay distributions.

Any future offerings of debt securities and/or preferred stock, which would rank senior to our common stock upon our liquidation, and future offerings of equity securities, which would dilute our existing stockholders and may be senior to our common stock for the purposes of dividend and liquidation distributions, may adversely affect the market price of our common stock.

In the future, we may raise capital through the issuance of debt, preferred equity or common equity securities. Upon liquidation, holders of our debt securities and preferred stock, if any, and lenders with respect to other borrowings will be entitled to our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Additional series of preferred stock, if issued, could have a preference on liquidation distributions or a preference on dividend payments that could limit our ability to pay dividends to the holders of our common stock. Sales of substantial amounts of our common stock (including shares of our common stock issued pursuant to our 2009 Stock Incentive Plan, as amended), or the perception that these sales could occur, could have a material adverse effect on the price of our common stock. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of our future offerings. Thus, holders of our common stock bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stock holdings in us.

Our common stock may become the target of a "short squeeze."

The securities of several companies have increasingly experienced significant and extreme volatility in share price due to short sellers of common stock and buy-and-hold decisions of longer investors, resulting in what is sometimes described as a "short squeeze." Short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the company. Sharp rises in a company's stock price may force traders in a short position to buy the shares to avoid even greater losses. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those shares have abated. We may be a target of a short squeeze, and investors may lose a significant portion or all of their investment if they purchase our shares at a rate that is significantly disconnected from our underlying value.



Our common stock has experienced and may continue to experience price fluctuations, which could cause you to lose a significant portion of your investment and interfere with our efforts to grow our business.

Stock markets are subject to significant price fluctuations that may be unrelated to the operating performance of particular companies, and accordingly the market price of our common stock may frequently and meaningfully change. In addition, the market price of our common stock has fluctuated and may continue to fluctuate substantially due to a variety of other factors. Possible exogenous incidents and trends may also impact the capital markets generally and our common stock prices specifically. For example, the ongoing war between Russia and Ukraine and resulting economic sanctions imposed by many countries on Russia have led to disruption, instability and volatility in the U.S. and global markets and industries and are expected to have a negative impact on the U.S. and broader global economies. The timing of your purchase and sale of our common stock relative to fluctuations in its trading price may result in you losing a significant portion of your investment.

If securities or industry analysts fail to continue publishing research about our business, if they change their recommendations adversely or if our results of operations do not meet their expectations, our share price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. In addition, it is likely that in some future period our operating results will be below the expectations of securities analysts or investors. If one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.



Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We do not own or lease any real estate or other physical properties. Pursuant to the management agreement, ACM maintains our executive offices at 3001 Ocean Drive, Suite 201, Vero Beach, Florida 32963. We consider our current office space adequate for our current operations.

Item 3. Legal Proceedings

See Note 8 - Commitments and Contingencies for information on legal proceedings.

Item 4. Mine Safety Disclosures

Not applicable.



PART II
Item 5. Market for Registrant's Common Equity, Related Stockholder Matters
and Issuer Purchases of Equity Securities
ARMOUR Residential REIT, Inc.

36

Stock Symbols and Holders of Common Equity

Our 7.00% Series C Cumulative Preferred Stock ("Series C Preferred Stock"), and our common stock are currently listed on the NYSE under the symbols "ARR-PRC"and "ARR," respectively. On February 14, 2023, the closing per share price of our common stock as reported on the NYSE was $5.93.

As of February 14, 2023, we had 155 stockholders of record of our outstanding common stock. We believe that there are more beneficial owners of shares of our common stock.

Common Stock Repurchase Program

Issuer Purchases of Equity Securities

The following table presents information regarding our net common stock repurchases made during the three months ended December 31, 2022 (in thousands, except per share price).

	Total Number of Shares Purchased [1]	Average Price Paid Per Share [2]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Publicly Announced Plans or Programs [3]
October 1, 2022 - October 31, 2022...........	(450)	$ 5.01	(450)	6,732
November 1, 2022 - November 30, 2022 ...	—	$ —	—	6,732
December 1, 2022 - December 31, 2022....	—	$ —	—	6,732
Total	(450)		(450)	6,732

(1) All shares were repurchased pursuant to our stock repurchase program (the "Common Stock Repurchase Program") (see Note 10 to the consolidated financial statements).

(2) Weighted average share price

(3) The Board authorized the Common Stock Repurchase Program to initially authorize the Company to repurchase up to $100 million of its outstanding shares of common stock, which Common Stock Repurchase Program was announced on December 17, 2012. The Board subsequently amended the repurchase authorization on March 5, 2014 to increase the repurchase authorization from $100 million shares to 50,000 shares. On July 28, 2015, the Board increased the repurchase authorization to 9,000 shares effective in connection with the Company's one-for-eight reverse stock split of its common stock in July 2015. Most recently, the Board increased the repurchase authorization back up to 9,000 shares on June 4, 2019. At December 31, 2022 there were 6,732 authorized shares remaining under the current Common Stock Repurchase Program.

Dividend Policy

We intend to continue to make regular cash distributions to holders of shares of common stock. Future dividends will be at the discretion of the Board and will depend on our earnings and financial condition, maintenance of our REIT qualification, restrictions on making distributions under MGCL and such other factors as our Board deems relevant. Dividends cannot be paid on our common stock unless we have paid full cumulative dividends on all classes of our preferred stock. For the year ended December 31, 2022, we paid full cumulative dividends on our preferred stock.

For historical information on the frequency and amount of cash dividends paid to the holders of shares of our preferred stock and common stock see Note 10 to the consolidated financial statements.



ARMOUR Residential REIT, Inc.
Market for Registrant's Common Equity, Related Stockholder Matters
and Issuer Purchases of Equity Securities (continued)

37

Our REIT taxable income and dividend requirements are determined on an annual basis. Total dividend payments to common stockholders were $142,424 and dividend payments to preferred stockholders were $11,982 for the year ended December 31, 2022. Our estimated REIT taxable loss available to pay dividends was $(20,297) for the year ended December 31, 2022. Dividends in excess of REIT taxable income for the year (including taxable income carried forward from the previous year) will generally not be taxable to common stockholders. The portion of the dividends on our common stock which represented non-taxable return of capital was approximately 100.0% in 2022, 100.0% in 2021 and 100.0% in 2020.



ARMOUR Residential REIT, Inc.
Market for Registrant's Common Equity, Related Stockholder Matters
and Issuer Purchases of Equity Securities (continued)

38

Performance Graph

The following graph compares the stockholder's cumulative total return, assuming $100 invested at December 31, 2017, with all reinvestment of dividends, as if such amounts had been invested in: (i) our common stock; (ii) the stocks included in the S&P 500 and (iii) the stocks included in the NAREIT Mortgage REIT Index.



Index	Period Ending					
	12/31/17	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22
ARMOUR Residential REIT	$ 100.00	$ 88.07	$ 86.28	$ 57.58	$ 58.26	$ 39.74
S&P 500 Index	$ 100.00	$ 95.62	$ 125.72	$ 148.85	$ 191.58	$ 156.88
NAREIT Mortgage REIT Index	$ 100.00	$ 97.48	$ 118.27	$ 96.07	$ 111.09	$ 81.53

The information in the performance graph and table has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness can be guaranteed. The historical information set forth above is not necessarily indicative of future performance. Accordingly, we do not make or endorse any predictions as to future performance.



[Reserved]



**Item 7. Management's Discussion and Analysis of
Financial Condition and Results of Operations
ARMOUR Residential REIT, Inc.**

40

You should read the following discussion and analysis of our financial condition and results of operations together with "Risk Factors," and "Special Note Regarding Forward-Looking Statements," that appear elsewhere in this Form 10-K. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those presented under "Risk Factors" included in this Form 10-K.

References to "we," "us," "our," or the "Company" are to ARMOUR Residential REIT, Inc. ("ARMOUR") and its subsidiaries. References to "ACM" are to ARMOUR Capital Management LP, a Delaware limited partnership. ARMOUR owns a 10.8% equity interest in BUCKLER Securities LLC ("BUCKLER"), a Delaware limited liability company and a FINRA-regulated broker-dealer, controlled by ACM and certain executive officers of ARMOUR. Refer to the Glossary of Terms for definitions of capitalized terms and abbreviations used in this report.

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report. U.S. dollar amounts are presented in thousands, except per share amounts or as otherwise noted.

Overview

We are a Maryland corporation managed by ACM, an investment advisor registered with the SEC (see Note 8 and Note 14 to the consolidated financial statements). We have elected to be taxed as a REIT under the Code. We believe that we are organized in conformity with the requirements for qualification as a REIT under the Code and our manner of operations enables us to meet the requirements for taxation as a REIT for federal income tax purposes.

Our strategy is to create shareholder value through thoughtful investment and risk management that produces current yield and superior risk adjusted returns over the long term. Our focus on residential real estate finance supports home ownership for a broad and diverse spectrum of Americans by bringing private capital into the mortgage markets. We are deeply committed to implementing sustainable environmental, responsible social, and prudent governance practices that improve our work and our world.

We strive to contribute to a healthy, sustainable environment by utilizing resources efficiently. As an organization, we create a relatively small environmental footprint. Still, we are focused on minimizing the environmental impact of our business where possible.

At December 31, 2022 and December 31, 2021, we invested in MBS, issued or guaranteed by a U.S. GSE, such as Fannie Mae, Freddie Mac, or a government agency such as Ginnie Mae (collectively, Agency Securities). Our Agency Securities consist primarily of fixed rate loans. The remaining are either backed by hybrid adjustable rate or adjustable rate loans. From time to time we have also invested in Credit Risk and Non-Agency Securities, Interest-Only Securities, U.S. Treasury Securities and money market instruments.

We earn returns on the spread between the yield on our assets and our costs, including the interest cost of the funds we borrow, after giving effect to our hedges. We identify and acquire MBS, finance our acquisitions with borrowings under a series of short-term repurchase agreements and then hedge certain risks based on our entire portfolio of assets and liabilities and our management's view of the market.

Factors that Affect our Results of Operations and Financial Condition

Our results of operations and financial condition are affected by various factors, many of which are beyond our control, including, among other things, our net interest income, the market value of our assets and the supply of and demand for such assets. Recent events, such as those discussed below, can affect our business in ways that are difficult to predict and may produce results outside of typical operating variances. Our net interest



ARMOUR Residential REIT, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(continued)

41

income varies primarily as a result of changes in interest rates, borrowing costs and prepayment speeds, the behavior of which involves various risks and uncertainties. We currently invest primarily in Agency Securities, for which the principal and interest payments are guaranteed by a GSE or other government agency. We also invest in U.S. Treasury Securities and money market instruments. In the past, we have invested in Credit Risk and Non-Agency Securities and it is possible we may do so in the future. We expect our investments to be subject to risks arising from prepayments resulting from existing home sales, financings, delinquencies and foreclosures. We are exposed to changing mortgage spreads, which could result in declines in the fair value of our investments. Our asset selection, financing and hedging strategies are designed to work together to generate current net interest income while moderating our exposure to market volatility.

Interest Rates

Changes in interest rates, particularly short-term interest rates, may significantly influence our net interest income. With the maturities of our assets, generally of a longer term than those of our liabilities, interest rate increases will tend to decrease our net interest income and the market value of our assets (and therefore our book value). Such rate increases could possibly result in operating losses or adversely affect our ability to make distributions to our stockholders. Our operating results depend, in large part, upon our ability to manage interest rate risks effectively while maintaining our status as a REIT.

Prepayment Rates

Prepayments on MBS and the underlying mortgage loans may be influenced by changes in market interest rates and a variety of economic and geographic factors, policy decisions by regulators, as well as other factors beyond our control. To the extent we hold MBS acquired at a premium or discount to par, or face value, changes in prepayment rates may impact our anticipated yield. In periods of declining interest rates, prepayments on our MBS will likely increase. If we are unable to reinvest the proceeds of such prepayments at comparable yields, our net interest income may decline. Our operating results depend, in large part, upon our ability to manage prepayment risks effectively while maintaining our status as a REIT.

While we use strategies to economically hedge some of our interest rate risk, we do not hedge all of our exposure to changes in interest rates and prepayment rates, as there are practical limitations on our ability to insulate our securities portfolio from all potential negative consequences associated with changes in short-term interest rates in a manner that will allow us to seek attractive net spreads on our securities portfolio. Also, since we have not elected to use cash flow hedge accounting, earnings reported in accordance with GAAP will fluctuate even in situations where our derivatives are operating as intended. As a result of this mark-to-market accounting treatment, our results of operations are likely to fluctuate far more than if we were to designate our derivative activities as cash flow hedges. Comparisons with companies that use cash flow hedge accounting for all or part of their derivative activities may not be meaningful. For these and other reasons more fully described under the section captioned "Derivative Instruments" below, no assurance can be given that our derivatives will have the desired beneficial impact on our results of operations or financial condition.

In addition to the use of derivatives to hedge interest rate risk, a variety of other factors relating to our business may also impact our financial condition and operating performance; these factors include:

- our degree of leverage;
- our access to funding and borrowing capacity;
- the REIT requirements under the Code; and
- the requirements to qualify for an exclusion under the 1940 Act and other regulatory and accounting policies related to our business.



ARMOUR Residential REIT, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(continued)

42

Management

See section titled *Management* in Item 1. Business and also in Note 8 and Note 14 to the consolidated financial statements.

Market and Interest Rate Trends and the Effect on our Securities Portfolio

Federal Reserve Actions

On December 14, 2022, the Fed raised its target range for the Federal Funds Rate to between 4.25% and 4.50%. The Fed also stated that it anticipates that ongoing increases in the target range will be appropriate in order to attain a stance of monetary policy that is sufficiently restrictive to return inflation to 2% over time. The Fed further stated that it will continue reducing its holdings of agency mortgage-backed securities and other fixed-income assets (as described in the Plans for Reducing the Size of the Fed's Balance Sheet that were issued in May 2022). The Fed stated that it will reinvest into agency MBS the amount of principal payments from the Fed's holdings of agency debt and agency MBS received in each calendar month that exceeds a cap of $35 billion per month. The Fed further indicated that it will roll over at auction the amount of principal payments from its holdings of Treasury securities maturing in each calendar month that exceeds a cap of $60 million per month. The table below shows the hikes in the Fed's target rate from March 2020.

Financial markets will likely be highly sensitive to the Fed's interest rate decisions, its bond purchasing and balance sheet holding decisions, as well as its communication. We intend to continue to mitigate risk and maximize liquidity within the scope of our business plan. The agency mortgage-backed securities market remains highly dependent on the future course and timing of the Fed's actions on interest rates as well as its purchases and holdings of our target assets.

Developments at Fannie Mae and Freddie Mac

The payments we receive on the Agency Securities in which we invest depend upon a steady stream of payments by borrowers on the underlying mortgages and the fulfillment of guarantees by GSEs. There can be no assurance that the U.S. Government's intervention in Fannie Mae and Freddie Mac will continue to be adequate or assured for the longer-term viability of these GSEs. These uncertainties may lead to concerns about the availability of and market for Agency Securities in the long term. Accordingly, if the GSEs defaulted on their guaranteed obligations, suffered losses or ceased to exist, the value of our Agency Securities and our business, operations and financial condition could be materially and adversely affected.

The passage of any new federal legislation affecting Fannie Mae and Freddie Mac may create market uncertainty and reduce the actual or perceived credit quality of securities issued or guaranteed by them. If Fannie Mae and Freddie Mac were reformed or wound down, it is unclear what effect, if any, this would have on the value of the existing Fannie Mae and Freddie Mac Agency Securities. The foregoing could materially adversely affect the pricing, supply, liquidity and value of the Agency Securities in which we invest and otherwise materially adversely affect our business, operations and financial condition.

Short-term Interest Rates and Funding Costs

Changes in Fed policy affect our financial results, since our cost of funds is largely dependent on short-term rates. An increase in our cost of funds without a corresponding increase in interest income earned on our MBS would cause our net income to decline.



ARMOUR Residential REIT, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(continued)

43

Below is the Fed's target range for the Federal Funds Rate at each Fed meeting where a change was made since March 2020.

Meeting Date	Lower Bound	Higher Bound
December 14, 2022	4.25 %	4.50 %
November 2, 2022	3.75 %	4.00 %
September 21, 2022	3.00 %	3.25 %
July 27, 2022	2.25 %	2.50 %
June 15, 2022	1.50 %	1.75 %
May 4, 2022	0.75 %	1.00 %
March 16, 2022	0.25 %	0.50 %
March 16, 2020	0.00 %	0.25 %
March 3, 2020	1.00 %	1.25 %

Our borrowings in the repurchase market have historically closely tracked the Federal Funds Rate, LIBOR (prior to its dissolution) and more recently SOFR. Traditionally, a lower Federal Funds Rate has indicated a time of increased net interest margin and higher asset values. Volatility in these rates and divergence from the historical relationship among these rates could negatively impact our ability to manage our securities portfolio. If rates were to increase as a result, our net interest margin and the value of our securities portfolio might suffer as a result. Our derivatives are either Federal Funds Rate or SOFR-based interest rate swap contracts (see Note 7 to the consolidated financial statements).

The following graph shows the effective Federal Funds Rate as compared to SOFR on a monthly basis from December 31, 2020 to December 31, 2022.



Long-term Interest Rates and Mortgage Spreads

Our securities are valued at an interest rate spread versus long-term interest rates (mortgage spread). This mortgage spread varies over time and can be above or below long-term averages, depending upon market participants' current desire to own MBS over other investment alternatives. When the mortgage spread gets



ARMOUR Residential REIT, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(continued)

44

smaller (or negative) versus long-term interest rates, our book value will be positively affected. When this spread gets larger (or positive), our book value will be negatively affected.

Mortgage spreads can vary due to movements in securities valuations, movements in long-term interest rates or a combination of both. We mainly use interest rate swap contracts, interest rate swaptions, basis swap contracts and futures contracts to economically hedge against changes in the valuation of our securities. We do not use such hedging contracts for speculative purposes.

We may reduce our mortgage spread exposure by entering in to certain TBA Agency Securities short positions. The TBA short positions may represent different securities and maturities than our MBS and TBA Agency Security long positions, and accordingly, may perform somewhat differently. While we expect our TBA Agency Securities short positions to perform well compared to our related mortgage securities, there can be no assurance as to their relative performance.

Results of Operations

	For the Years Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Net Interest Income	107,638	73,368	106,431
Total Other Loss	(299,735)	(23,090)	(289,577)
Total Expenses after fees waived	(37,833)	(34,915)	(31,966)
Net Income (Loss)	$ (229,930)	$ 15,363	$ (215,112)
Reclassification adjustment for realized (gain) loss on sale of available for sale Agency Securities	7,452	(10,952)	(143,877)
Reclassification adjustment for Impairment losses on available for sale Agency Securities	4,183	—	1,012
Net unrealized loss on available for sale Agency Securities	(130,135)	(61,106)	(33,577)
Other comprehensive loss	$ (118,500)	$ (72,058)	$ (176,442)
Comprehensive Loss	$ (348,430)	$ (56,695)	$ (391,554)

Net loss for the year ended December 31, 2022 reflects interest income from a larger average securities portfolio as well as net gain on our derivatives offset by losses on our Agency Securities and U.S. Treasury Securities. Net income for the year ended December 31, 2021 reflects interest income from a smaller average securities portfolio as well as gains (losses) on our Agency Securities and the net gains on our derivatives. Our results for the year ended December 31, 2020 were significantly impacted by COVID-19 that started in the second week of March 2020. To increase liquidity, we significantly reduced our portfolio of Agency Securities (including TBA Agency Securities) by 39.1% from December 31, 2019. During the third quarter of 2020, we completed the liquidation of our Credit Risk and Non-Agency Securities. The net loss for the year ended December 31, 2020 reflected losses on derivatives due to the termination of interest rate swap contracts and losses on Credit Risk Transfer and Non-Agency Securities that were offset by gains on sales of Agency Securities and gains on TBA Agency Securities.



ARMOUR Residential REIT, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(continued)

45

Net interest income is a function of both our securities portfolio size and net interest rate spread.

	For the Years Ended		
	December 31, 2022	**December 31, 2021**	**December 31, 2020**
Interest Income	$ 228,432	$ 80,478	$ 169,402
Interest Expense	(120,794)	(7,110)	(62,971)
Net Interest Income	$ 107,638	$ 73,368	$ 106,431

Year Ended December 31, 2022 vs. Year Ended December 31, 2021:

- Our average securities portfolio, including TBA Agency Securities, increased 7.7% from $7,677,721 for the year ended December 31, 2021 to $8,270,780 for the year ended December 31, 2022.

- Our average securities portfolio yield increased 0.83% and our average cost of funds increased 0.26% year over year.

- Our net interest rate spread increased 0.57% year over year.

Year Ended December 31, 2021 vs. Year Ended December 31, 2020:

- Our average securities portfolio, including TBA Agency Securities, decreased 2.0% from $7,834,588 for the year ended December 31, 2020 to $7,677,721 for the year ended December 31, 2021.

- Our average securities portfolio yield decreased 0.55% and our average cost of funds decreased 0.60% year over year.

- Our net interest rate spread increased 0.05% year over year.

- MBS prepayments were $4,292 for the year ended December 31, 2021 compared to $202 for the year ended December 31, 2020.

The following table presents the components of the yield earned on our securities portfolio for the quarterly periods ended on the dates shown below:

	Asset Yield	Cost of Funds	Net Interest Margin	Interest Expense on Repurchase Agreements
December 31, 2022	3.25 %	0.66 %	2.59 %	3.80 %
September 2022	3.24 %	1.03 %	2.21 %	2.30 %
June 2022	2.88 %	0.66 %	2.22 %	0.83 %
March 2022	2.20 %	0.42 %	1.78 %	0.17 %
December 2021	2.15 %	0.40 %	1.75 %	0.16 %
September 2021	2.15 %	0.45 %	1.70 %	0.17 %
June 2021	1.95 %	0.50 %	1.45 %	0.17 %
March 2021	1.84 %	0.35 %	1.49 %	0.23 %
December 2020	1.99 %	0.27 %	1.72 %	0.26 %



ARMOUR Residential REIT, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(continued)

46

The yield on our assets is most significantly affected by the rate of repayments on our Agency Securities. The following graph shows the annualized CPR on a monthly basis for the quarterly periods ended on the dates shown below.



Other Income (Loss)

	For the Years Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Other Income (Loss):			
Realized gain (loss) on sale of available for sale Agency Securities (reclassified from Other comprehensive loss)	$ (7,452)	$ 10,952	$ 143,877
Impairment losses on available for sale Agency Securities	(4,183)	—	(1,012)
Gain (loss) on Agency Securities, trading	(946,666)	(77,145)	19,557
Loss on Credit Risk and Non-Agency Securities	—	—	(189,555)
Gain (loss) on U.S. Treasury Securities	(152,268)	(9,391)	21,357
Gain (loss) on derivatives, net	810,834	52,494	(283,801)
Total Other Loss	$ (299,735)	$ (23,090)	$ (289,577)



ARMOUR Residential REIT, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(continued)

47

Year Ended December 31, 2022 vs. Year Ended December 31, 2021:

- Gain (loss) on Agency Securities, available for sale, resulted from the proceeds from sales of Agency Securities during the year ended December 31, 2022 of $988,728 compared to $167,202 during the year ended December 31, 2021.

- During the year ended December 31, 2022, we evaluated our available for sale securities to determine if the available for sale securities in an unrealized loss position were impaired. During the third quarter of 2022, we recognized an impairment of $4,183 in our consolidated statements of operations and comprehensive income (loss), as we had decided to sell certain available for sale securities before they recovered in value.

- Gain (loss) on Agency Securities, trading, resulted from the change in fair value of the securities as well as losses on sales during the year ended December 31, 2022. The change in fair value of the securities was $(489,316), due to the change in interest rates and mortgage spreads, for the year ended December 31, 2022. For the year ended December 31, 2022, we sold $5,360,328 of these securities which resulted in a loss of $(457,350). The change in fair value of the securities was $(74,214) for the year ended December 31, 2021. For the year ended December 31, 2021, we sold $813,178 of these securities which resulted in a loss of $(2,931).

- Gain (loss) on U.S. Treasury Securities resulted from the change in fair value of the securities as well as gains on sales during the year ended December 31, 2022. The change in fair value of the securities was $(7,705) for the year ended December 31, 2022. For the year ended December 31, 2022, we sold $5,374,982 of these securities which resulted in a realized loss of $(144,563). The change in fair value of the securities was $154 for the year ended December 31, 2021. Sales of U.S. Treasury Securities were $389,586 for the year ended December 31, 2021 resulting in realized gain of $9,209.

- Gain (loss) on Derivatives resulted from a combination of the following:
  ▪ Interest rate swap contracts' aggregate notional balance was $6,350,000 at December 31, 2022 and $7,210,000 at December 31, 2021.
  ▪ Our total TBA Agency Securities aggregate notional balance was $800,000 at December 31, 2022 and $4,500,000 at December 31, 2021.

Year Ended December 31, 2021 vs. Year Ended December 31, 2020:

- Gains on Agency Securities, available for sale, resulted from the proceeds from sales of Agency Securities during the year ended December 31, 2021 of $167,202 compared to $10,800,879 during the year ended December 31, 2020.

- During the year ended December 31, 2021 we evaluated our available for sale securities to determine if the available for sale securities in an unrealized loss position were impaired. No impairment was required for the year ended December 31, 2021.

- Gain (loss) on Agency Securities, trading, resulted from the change in fair value of the securities as well as losses on sales during the year ended December 31, 2021. The change in fair value of the securities was $(74,214) for the year ended December 31, 2021. For the year ended December 31, 2021, we sold $813,178 of these securities which resulted in a loss of $(2,931). The change in fair value of the securities was $20,691 for the year ended December 31, 2020. For the year ended December 31, 2020, we sold $158,708 of these securities which resulted in a loss of $1,134.

- Loss on Credit Risk and Non-Agency Securities results from the sale of securities as well as the change in fair value of the securities. We did not have any Credit Risk and Non-Agency Securities at December 31, 2021 or December 31, 2020.



ARMOUR Residential REIT, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(continued)

48

- Gain (loss) on U.S. Treasury Securities resulted from the change in fair value of the securities as well as gains on sales during the year ended December 31, 2021. The change in fair value of the securities was $154 for the year ended December 31, 2021. For the year ended December 31, 2021, we sold $389,586 of these securities which resulted in a realized gain of $9,209 for the year ended December 31, 2021. Sales of U.S. Treasury Securities were $3,785,248 for the year ended December 31, 2020 resulting in realized gain of $21,771.

- Gain (loss) on Derivatives resulted from a combination of the following:
  - Interest rate swap contracts' aggregate notional balance was $7,210,000 at December 31, 2021 and $5,337,000 at December 31, 2020.
  - Our total TBA Agency Securities aggregate notional balance was $4,500,000 at December 31, 2021 and $2,600,000 at December 31, 2020. The rolling of TBA positions throughout 2021 resulted in losses of $(21,347) for the year ended December 31, 2021 compared to the prior period income of $111,927.

	For the Years Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Expenses:			
Management fees	$ 33,774	$ 31,108	$ 29,628
Compensation	5,485	6,614	5,597
Other Operating	6,374	5,793	5,595
Total Expenses	$ 45,633	$ 43,515	$ 40,820
Less management fees waived	(7,800)	(8,600)	(8,855)
Total Expenses after fees waived	$ 37,833	$ 34,915	$ 31,965

Expenses

The Company is managed by ACM, pursuant to a management agreement. The management fees are determined based on gross equity raised. Therefore, management fees increase when we raise capital and decline when we repurchase previously issued stock and liquidate distributions as approved and so designated by a majority of the Board. However, because the management fee rate decreased to 0.75% per annum for gross equity raised in excess of $1.0 billion pursuant to the management agreement, the effective average management fee rate declines as equity is raised. The cost of repurchased stock and any dividends specifically designated by the Board as liquidation dividends will reduce the amount of gross equity raised used to calculate the monthly management fee. Realized and unrealized gains and losses do not affect the amount of gross equity raised. At December 31, 2022, December 31, 2021 and December 31, 2020, the effective management fee, prior to management fees waived was 0.95%, 0.98% and 1.00% based on gross equity raised of $3,787,042, $3,313,937 and $2,944,169, respectively. ACM began waiving 40% of its management fee during the second quarter of 2020 and on January 13, 2021, ACM notified ARMOUR that it intended to adjust the fee waiver to the rate of $2,400 for the first quarter of 2021 and $800 per month thereafter. On April 20, 2021, ACM notified ARMOUR that it intended to adjust the fee waiver to the rate of $2,100 for the second quarter of 2021 and $700 per month thereafter. On October 25, 2021, ACM notified ARMOUR that it intended to adjust the fee waiver from the rate of $700 per month to $650 per month, effective November 1, 2021, until further notice. During the years ended December 31, 2022, December 31, 2021 and December 31, 2020 ACM waived management fees of $7,800, $8,600 and $8,855 respectively (see Note 8 to the consolidated financial statements).



ARMOUR Residential REIT, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(continued)

49

Compensation includes non-executive director compensation as well as the restricted stock units awarded to our Board and executive officers through ACM. The fluctuation from year to year is due to the number of awards vesting.

Other Operating expenses include:

- Fees for market and pricing data, analytics and risk management systems and portfolio related data processing costs as well as stock exchange listing fees and similar stockholder related expenses, net of other miscellaneous income.

- Professional fees for securities clearing, legal, audit and consulting costs that are generally driven by the size and complexity of our securities portfolio, the volume of transactions we execute and the extent of research and due diligence activities we undertake on potential transactions.

- Insurance premiums for both general business and directors and officers liability coverage fluctuate from year to year due to changes in premiums.

Taxable Income

As a REIT that regularly distributes all of its taxable income, we are generally not required to pay federal income tax (see Note 13 to the consolidated financial statements).

Realized gains and losses on interest rate contracts terminated before their maturity are deferred and amortized over the remainder of the original term of the contract for REIT taxable income. At December 31, 2022 and at December 31, 2021, we had approximately $399,783 and $607,000, respectively, in tax deductible expense relating to previously terminated interest rate swap contracts amortizing through the years 2031 and 2032, respectively. At December 31, 2022, we had $240,428 of net operating loss carryforwards available for use indefinitely. All common stock dividends and Series C Preferred Stock dividends were treated for federal income tax purposes as a return of capital and not currently taxable for 2022. For 2023, we forecast that estimated ordinary REIT taxable income will be positive. This would likely result in Series C Preferred Stock dividends for 2023 being treated as fully taxable ordinary income. Common stock dividends for 2023 will likely be treated, at least partially, as taxable ordinary income.

Comprehensive Income (Loss)

Comprehensive income (loss) includes all changes in equity during a period, except those resulting from investments by owners and distributions to owners (see Note 12 to the consolidated financial statements).

Financial Condition

Investment In Securities

Our securities portfolio consists primarily of Agency Securities backed by fixed rate home loans. From time to time, a portion of our Agency Securities may be backed by hybrid adjustable rate and adjustable rate home loans as well as unsecured notes and bonds issued by GSEs, U.S. Treasuries and money market instruments, subject to certain income tests we must satisfy for our qualification as a REIT. Our charter permits us to invest in MBS. Our TBA Agency Securities are reported at net carrying value and are reported in Derivatives, at fair value on our consolidated balance sheets (see Note 7 to the consolidated financial statements).

Agency Securities:

Agency Security purchase and sale transactions, including purchases and sales for forward settlement, are recorded on the trade date to the extent it is probable that we will take or make timely physical delivery of the related securities. Gains or losses realized from the sale of securities are included in income and are determined



ARMOUR Residential REIT, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(continued)

50

using the specific identification method. We typically purchase Agency Securities at premium prices. The premium price paid over par value on those assets is expensed as the underlying mortgages experience repayment or prepayment. The lower the prepayment rate, the lower the amount of amortization expense for a particular period. Accordingly, the yield on an asset and earnings are higher. If prepayment rates increase, the amount of amortization expense for a particular period will go up. These increased prepayment rates would act to decrease the yield on an asset and would decrease earnings.

Our net interest income is primarily a function of the difference between the yield on our assets and the financing (borrowing and hedging) cost of owning those assets. Since we tend to purchase Agency Securities at a premium to par, the main item that can affect the yield on our Agency Securities after they are purchased is the rate at which the mortgage borrowers repay the loan. While the scheduled repayments, which are the principal portion of the homeowners' regular monthly payments, are fairly predictable, the unscheduled repayments, which are generally refinancing of the mortgage but can also result from repurchases of delinquent, defaulted, or modified loans, are less so. Being able to accurately estimate and manage these repayment rates is a critical portion of the management of our securities portfolio, not only for estimating current yield but also for considering the rate of reinvestment of those proceeds into new securities, the yields on those new securities and the impact of the repayments on our hedging strategy.

Adjustable and hybrid adjustable rate mortgage loans underlying some of our Agency Securities have fixed interest rates after which time the interest rates reset and become adjustable. After a reset date, interest rates on our adjustable and hybrid adjustable Agency Securities float based on spreads over various indices, typically the one-year constant maturity treasury rate. These interest rates are subject to caps that limit the amount the applicable interest rate can increase during any year, known as an annual cap and through the maturity of the security, known as a lifetime cap.

Beginning in the second quarter of 2020, we designated Agency MBS purchased as "trading securities" for financial reporting purposes, and consequently, fair value changes for these investments will be reported in net income. We anticipate continuing this designation for newly acquired Agency MBS positions because it is more representative of our results of operations insofar as the fair value changes for these securities are presented in a manner consistent with the presentation and timing of the fair value changes of our hedging instruments. Fair value changes for the legacy Agency MBS positions designated as "available for sale" will continue to be reported in other comprehensive income (loss) as required by GAAP.

TBA Agency Securities:

We account for TBA Agency Securities as derivative instruments if it is reasonably possible that we will not take or make physical delivery of the Agency Security upon settlement of the contract. TBA Agency Securities are forward contracts for the purchase ("long position") or sale ("short position") of Agency Securities at a predetermined price, face amount, issuer, coupon and stated maturity on an agreed-upon future date. The specific Agency Securities delivered pursuant to the contract upon the settlement date, published each month by the Securities Industry and Financial Markets Association, are not known at the time of the transaction. We estimate the fair value of TBA Agency Securities based on similar methods used to value our Agency Securities. TBA Agency Securities are included in the table below on a gross basis as they can be used to establish and finance portfolio positions in Agency Securities.



ARMOUR Residential REIT, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(continued)

51

The tables below summarize certain characteristics of our investments in securities at December 31, 2022 and December 31, 2021.

December 31, 2022	Principal Amount	Amortized Cost	Gross Unrealized Loss	Fair Value	CPR [1]	Weighted Average Months to Maturity	Percent of Total
Agency Fixed Rates ≤ 180 months							
3.5% to 6.0%	$ 14,264	$ 14,760	$ (768)	$ 13,992	1.3 %	111	0.2 %
Agency Fixed Rates ≥ 181 months							
2.0%	390,154	397,483	(74,778)	322,705	7.3 %	336	3.6
2.5%	608,261	645,600	(119,925)	525,675	8.3 %	331	5.9
3.0%	969,166	973,560	(120,174)	853,386	3.9 %	349	9.5
3.5%	1,229,970	1,212,939	(91,395)	1,121,544	3.4 %	352	12.5
4.0%	1,217,621	1,219,805	(72,499)	1,147,306	3.8 %	352	12.8
4.5%	1,509,102	1,510,336	(52,439)	1,457,897	4.4 %	350	16.2
5.0%	1,733,644	1,730,097	(17,792)	1,712,305	4.6 %	356	19.0
5.5%	1,039,085	1,048,377	(4,596)	1,043,781	— %	357	11.6
Total Agency Securities	$8,711,267	$8,752,957	$ (554,366)	$8,198,591	4.0 %	351	91.3 %
TBA Agency Securities:							
30 Year [2]							
4.5%	$ 500,000	$ 489,805	$ (8,164)	$ 481,641	n/a	n/a	5.4
5.0%	300,000	300,164	(4,336)	295,828	n/a	n/a	3.3
Total TBA Agency Securities	$ 800,000	$ 789,969	$ (12,500)	$ 777,469	n/a	n/a	8.7 %
Total	$9,511,267	$9,542,926	$ (566,866)	$8,976,060			100.0 %

(1) Weighted average CPR during the fourth quarter for the securities owned at December 31, 2022. Negative CPR can occur if payments are not made on the first of the month and the scheduled principal amount is not received.

(2) Our TBA Agency Securities were recorded as derivative instruments in our accompanying consolidated financial statements. Our TBA Agency Securities were reported at net carrying values of $(11,797), at December 31, 2022 and are reported in Derivatives, at fair value on our consolidated balance sheets (see Note 7 to the consolidated financial statements).



ARMOUR Residential REIT, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(continued)

52

December 31, 2021	Principal Amount	Amortized Cost	Gross Unrealized Gain (Loss)	Fair Value	CPR [1]	Weighted Average Months to Maturity	Percent of Total
Agency Fixed Rates ≤ 180 months							
2.5% to 6.0%	$ 475,094	$ 501,342	$ (2,371)	$ 498,971	20.2 %	156	5.4 %
Agency Fixed Rates ≥ 181 months							
2.0%	541,240	554,459	(10,865)	543,594	7.5 %	347	5.9
2.5%	1,293,769	1,370,692	(34,047)	1,336,645	10.5 %	344	14.6
3.0%	364,565	384,462	(1,131)	383,331	3.5 %	358	4.2
3.5%	254,780	281,186	(4,626)	276,560	16.5 %	337	3.0
4.0%	84,143	86,810	3,977	90,787	37.0 %	314	1.0
4.5%	210,501	219,229	9,728	228,957	38.6 %	318	2.5
Other Agency Securities							
Agency CMBS	914,480	933,990	92,647	1,026,637	— %	82	11.2
ARMs and Hybrids	20,506	20,901	138	21,039	8.6 %	217	0.2
Total Agency Securities	$4,159,078	$4,353,071	$ 53,450	$4,406,521	10.2 %	260	48.0 %
TBA Agency Securities:							
15 Year [2]							
1.5%	$1,000,000	$ 999,840	$ 3,285	$1,003,125	n/a	n/a	10.9
2.0%	$1,700,000	$1,733,652	$ 5,043	$1,738,695	n/a	n/a	18.9
Total 15 Year	$2,700,000	$2,733,492	$ 8,328	$2,741,820	n/a	n/a	29.8 %
30 Year [2]							
2.0%	$ 300,000	$ 300,789	$ (1,562)	$ 299,227	n/a	n/a	3.3
2.5%	$1,200,000	$1,224,820	$ (1,310)	$1,223,510	n/a	n/a	13.3
3.0%	$ 300,000	$ 309,734	$ 769	$ 310,503	n/a	n/a	3.4
Total 30 Year	$1,800,000	$1,835,343	$ (2,103)	$1,833,240	n/a	n/a	20.0 %
Total TBA Agency Securities	$4,500,000	$4,568,835	$ 6,225	$4,575,060	n/a	n/a	49.8 %
U.S. Treasury Securities	$ 200,000	$ 198,987	$ (154)	$ 198,833	n/a	61	2.2 %
Total Investments in Securities	$8,859,078	$9,120,893	$ 59,521	$9,180,414			100.0 %

(1) Weighted average CPR during the fourth quarter for the securities owned at December 31, 2021.

(2) Our TBA Agency Securities were recorded as derivative instruments in our accompanying consolidated financial statements. Our TBA Agency Securities were reported at net carrying values of $7,697, at December 31, 2021 and were reported in Derivatives, at fair value on our consolidated balance sheets (see Note 7 to the consolidated financial statements).



ARMOUR Residential REIT, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(continued)

53

The following tables summarize our investment in securities as of December 31, 2022 and December 31, 2021, excluding TBA Agency Securities (see Note 7 to the consolidated financial statements).

	Available for Sale Securities	Trading Securities		
	Agency	Agency	U.S. Treasuries	Totals
December 31, 2022				
Balance, December 31, 2021	$1,387,845	$3,018,676	$ 198,833	$ 4,605,354
Purchases [1]	—	11,809,926	4,820,464	16,630,390
Proceeds from sales	(988,728)	(5,360,328)	(5,374,982)	(11,724,038)
Principal repayments	(77,101)	(496,508)	—	(573,609)
Current losses	(122,917)	(980,365)	(152,777)	(1,256,059)
Impairment losses on available for sale Agency Securities	(4,183)	—	—	(4,183)
Amortization:				
Prior unrealized (gains) losses	(3,035)	33,699	509	31,173
Purchase (premium) discount	(3,937)	(14,453)	1,879	(16,511)
Obligations to return securities received as collateral, at fair value	—	—	502,656	502,656
Accrued interest payable- U.S. Treasury Securities sold short	—	—	3,418	3,418
Balance, December 31, 2022	$ 187,944	$8,010,647	$ —	$ 8,198,591
Percentage of Portfolio	2.29 %	97.71 %	— %	100.00 %
December 31, 2021				
Balance, December 31, 2020	$1,970,902	$3,207,420	$ —	$ 5,178,322
Purchases [1]	—	1,265,942	987,887	2,253,829
Proceeds from sales	(167,202)	(813,178)	(779,684)	(1,760,064)
Principal repayments	(339,393)	(531,592)	—	(870,985)
Current losses	(27,372)	(78,295)	(9,391)	(115,058)
Amortization:				
Prior unrealized (gains) losses	(33,734)	1,150	—	(32,584)
Purchase (premium) discount	(15,356)	(32,771)	21	(48,106)
Balance, December 31, 2021	$1,387,845	$3,018,676	$ 198,833	$ 4,605,354
Percentage of Portfolio	30.14 %	65.55 %	4.32 %	100.00 %

(1) Purchases include cash paid during the period, plus payable for investment securities purchased during the period as of period end.



ARMOUR Residential REIT, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(continued)

54

Repurchase Agreements, net

We have entered into repurchase agreements to finance the majority of our MBS. Our repurchase agreements are secured by our MBS and bear interest at rates that have historically moved in close relationship to the Federal Funds Rate, LIBOR (prior to its dissolution) and most recently SOFR. We have established borrowing relationships with numerous investment banking firms and other lenders, 16 of which had open repurchase agreements with us at December 31, 2022 and 18 of which had open repurchases agreements with us at December 31, 2021. We had outstanding balances under our repurchase agreements, net at December 31, 2022 of $6,463,058 (net of reverse repurchase agreements of $704,276). We had outstanding balances under our repurchase agreements at December 31, 2021 of $3,948,037. We had obligations to return securities received as collateral associated with our reverse repurchase agreements as of December 31, 2022 of $502,656. We did not have such obligations at December 31, 2021. At December 31, 2022, BUCKLER accounted for 50.2% of our aggregate borrowings and had an amount at risk of 12.9% of our total stockholders' equity with a weighted average maturity of 15 days on repurchase agreements (see Note 6 to the consolidated financial statements).

Our repurchase agreements require excess collateral, known as a "haircut." At December 31, 2022, the average haircut percentage was 3.85% compared to 3.45% at December 31, 2021. The change in the average haircut percentage is a reflection of the decrease in our securities portfolio and the disposition of our Credit Risk and Non-Agency Securities which had higher haircut levels than our Agency Securities.

Derivative Instruments

We use various contracts to manage our interest rate risk as we deem prudent in light of market conditions and the associated costs with counterparties that have a high quality credit rating and with futures exchanges. We generally pay a fixed rate and receive a floating rate with the objective of fixing a portion of our borrowing costs and hedging the change in our book value to some degree. The floating rate we receive is generally the Federal Funds Rate or SOFR.

We had contractual commitments under derivatives at December 31, 2022 and December 31, 2021. At December 31, 2022 and December 31, 2021, we had derivatives with a net fair value of $971,440 and $188,173, respectively. The following tables present information about the potential effects of netting our derivatives if we were to offset the assets and liabilities on the accompanying consolidated balance sheets. We currently present these financial instruments at their gross amounts and they are included in Derivatives, at fair value on the accompanying consolidated balance sheets at December 31, 2022 and December 31, 2021.

		Gross Amounts Not Offset		
Assets	**Gross Amounts[1]**	**Financial Instruments**	**Cash Collateral**	**Total Net**
December 31, 2022				
Interest rate swap contracts	$ 983,659	$ —	$ (955,941)	$ 27,718
Futures contracts	94	(516)	9,334	8,912
TBA Agency Securities	703	(12,500)	13,633	1,836
Totals	$ 984,456	$ (13,016)	$ (932,974)	$ 38,466
December 31, 2021				
Interest rate swap contracts	$ 187,661	$ (7,185)	$ (161,529)	$ 18,947
TBA Agency Securities	11,412	(3,715)	4,036	11,733
Totals	$ 199,073	$ (10,900)	$ (157,493)	$ 30,680



ARMOUR Residential REIT, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations
(continued)

55

(1)   See Note 4 to the consolidated financial statements for additional discussion.

Liabilities	Gross Amounts[1]	Gross Amounts Not Offset		Total Net
		Financial Instruments	Cash Collateral	
December 31, 2022				
Futures contracts	$ (516)	$ 516	$ —	$ —
TBA Agency Securities	(12,500)	12,500	—	—
Totals	$ (13,016)	$ 13,016	$ —	$ —
December 31, 2021				
Interest rate swap contracts	$ (7,185)	$ 7,185	$ —	$ —
TBA Agency Securities	(3,715)	3,715	—	—
Totals	$ (10,900)	$ 10,900	$ —	$ —

(1)   See Note 4 to the consolidated financial statements for additional discussion.

At December 31, 2022, we had interest rate swap contracts with an aggregate notional balance of $6,350,000, a weighted average swap rate of 0.72% and a weighted average term of 73 months. At December 31, 2021, we had interest rate swap contracts with an aggregate notional balance of $7,210,000, a weighted average swap rate of 0.63% and a weighted average term of 77 months (see Note 7 to the consolidated financial statements). We also had TBA Agency Securities with an aggregate notional balance of $800,000 and $4,500,000 at December 31, 2022 and December 31, 2021, respectively.

The following table details the changes in the fair value of our interest rate swap contracts for the years ended December 31, 2022 and December 31, 2021.

Interest Swap Contracts	For the Years Ended	
	December 31, 2022	December 31, 2021
Net Balance, beginning of period	$ 180,476	$ 33,722
Net interest rate swap contract payments paid	17,027	14,279
Interest rate swap income accrued	107,269	4,436
Interest rate swap expense accrued	(54,049)	(29,241)
Current unrealized gains	677,865	81,587
Amortization of prior unrealized gains	122,101	17,056
Gain (loss) on early terminations	(67,030)	58,637
Net Balance, end of period	$ 983,659	$ 180,476

Our policies do not contain specific requirements as to the percentages or amount of interest rate risk that we are required to hedge. No assurance can be given that our derivatives will have the desired beneficial impact on our results of operations or financial condition. We have not elected cash flow hedge accounting treatment as allowed by GAAP. Since we do not designate our derivative activities as cash flow hedges, realized as well as unrealized gains/losses from these transactions will impact our GAAP earnings.



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Financial Condition and Results of Operations
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56

Use of derivative instruments may fail to protect or could adversely affect us because, among other things:

- available derivatives may not correspond directly with the interest rate risk for which protection is sought (e.g., the difference in interest rate movements for long-term U.S. Treasury Securities compared to Agency Securities);

- the duration of the derivatives may not match the duration of the related liability;

- the counterparty to a derivative agreement with us may default on its obligation to pay or not perform under the terms of the agreement and the collateral posted may not be sufficient to protect against any consequent loss;

- we may lose collateral we have pledged to secure our obligations under a derivative agreement if the associated counterparty becomes insolvent or files for bankruptcy;

- we may experience a termination event under one or more of our derivative agreements related to our REIT status, equity levels and performance, which could result in a payout to the associated counterparty and a taxable loss to us;

- the credit-quality of the party owing money on the derivatives may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and

- the value of derivatives may be adjusted from time to time in accordance with GAAP to reflect changes in fair value; downward adjustments, or "mark-to-market losses," would reduce our net income or increase any net loss.

Although we attempt to structure our derivatives to offset the changes in asset prices, the complexity of the actual and expected prepayment characteristics of the underlying mortgages as well as the volatility in mortgage interest rates relative to U.S. Treasury and interest rate swap contract rates makes achieving high levels of offset difficult. We recognized net gains (losses) related to our derivatives of $810,834, $52,494 and $(283,801), respectively for the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

As required by the Dodd-Frank Act, the Commodity Futures Trading Commission has adopted rules requiring certain interest rate swap contracts to be cleared through a derivatives clearing organization. We are required to clear certain new interest rate swap contracts. Cleared interest rate swaps may have higher margin requirements than uncleared interest rate swaps we previously had. We have established an account with a futures commission merchant for this purpose. To date, we have not entered into any cleared interest rate swap contracts.

We are required to account for our TBA Agency Securities as derivatives when it is reasonably possible that we will not take or make timely physical delivery of the related securities. However, from time to time, we use TBA Agency Securities primarily to effectively establish portfolio positions. See the section, "TBA Agency Securities" above.



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Management's Discussion and Analysis of
Financial Condition and Results of Operations
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57

The following graphs present the notional and weighted average interest rate of our interest rate swap contracts by year of maturity.





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Management's Discussion and Analysis of
Financial Condition and Results of Operations
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58



Interest Rate Swap Contracts as of December 31, 2021

Liquidity and Capital Resources

At December 31, 2022, our liquidity totaled $689,156, consisting of $87,284 of cash plus $601,872 of unencumbered Agency Securities and U.S. government securities (including securities received as collateral). Our primary sources of funds are borrowings under repurchase arrangements, monthly principal and interest payments on our MBS and cash generated from our operating results. Other potential sources of liquidity include our automatic shelf registration filed with the SEC, pursuant to which we may offer an unspecified amount of shares of our common stock, preferred stock, warrants, depositary shares and debt securities. During the years ended December 31, 2022 and December 31, 2021, we sold 70,041 and 17,915 shares under the 2021 Common stock ATM Sales Agreement for proceeds of $475,537 and $199,444, net of issuance costs and commissions of approximately $5,157 and $2,277, respectively. During the year ended December 31, 2022, we also repurchased 1,478 common shares under our current repurchase authorization for a cost of $7,664 (see Note 10 to the consolidated financial statements). See Note 14 for additional discussion of transactions with BUCKLER.

We generally maintain liquidity to pay down borrowings under repurchase arrangements to reduce borrowing costs and otherwise efficiently manage our long-term investment capital. Because the level of our borrowings can be adjusted on a daily basis, the level of cash carried on our consolidated balance sheet is significantly less important than our potential liquidity available under our borrowing arrangements. We continue to pursue additional lending counterparties in order to help increase our financial flexibility and ability to withstand periods of contracting liquidity in the credit markets.

In addition to the repurchase agreement financing discussed above, from time to time we have entered into reverse repurchase agreements with certain of our repurchase agreement counterparties. Under a typical reverse repurchase agreement, we purchase U.S. Treasury Securities from a borrower in exchange for cash and agree to sell the same securities back in the future. We then sell such U.S. Treasury Securities to third parties and recognize a liability to return the securities to the original borrower. Reverse repurchase agreement receivables



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Financial Condition and Results of Operations
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59

and repurchase agreement liabilities are presented net when they meet certain criteria, including being with the same counterparty, being governed by the same MRA, settlement through the same brokerage or clearing account and maturing on the same day. The practical effect of these transactions is to replace a portion of our repurchase agreement financing of our MBS in our securities portfolio with short positions in U.S. Treasury Securities. We believe that this helps to reduce interest rate risk, and therefore counterparty credit and liquidity risk. Both parties to the repurchase and reverse repurchase transactions have the right to make daily margin calls based on changes in the value of the collateral obtained and/or pledged. At December 31, 2022, we had $704,276 in reverse repurchase agreements. We did not have any reverse repurchase agreements outstanding at December 31, 2021. We had obligations to return securities received as collateral associated with our reverse repurchase agreements as of December 31, 2022 of $502,656. We did not have such obligations at December 31, 2021.

Our primary uses of cash are to purchase MBS, pay interest and principal on our borrowings, fund our operations and pay dividends. From time to time, we purchase or sell assets for forward settlement up to 90 days in the future to lock in purchase prices or sales proceeds. At December 31, 2022 and December 31, 2021, we financed our securities portfolio with $6,463,058 (net of reverse repurchase agreements of $704,276) and $3,948,037 of borrowings under repurchase agreements. We generally seek to borrow (on a recourse basis) between six and ten times the amount of our total stockholders' equity. Our debt to equity ratios at December 31, 2022 and December 31, 2021, were 5.81:1 and 3.45:1, respectively, as we substituted Agency MBS for TBA Agency Securities. Our leverage ratios, including notional on our TBA Agency Securities, were 6.51:1 and 7.39:1 at December 31, 2022 and December 31, 2021, respectively. Implied leverage, including TBA Securities and forward settling sales and unsettled purchases was 6.83:1 at December 31, 2022.

Securities Portfolio Matters

	For the Years Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Securities purchased using proceeds from repurchase agreements and principal repayments	$ 16,630,390	$ 2,253,829	$ 10,698,641
Average securities portfolio	$ 8,270,780	7,677,721	7,834,588
Cash received from principal repayments on MBS	$ 573,609	870,985	1,262,930
Net cash increase (decrease) from repurchase agreements	$ 2,515,021	(588,028)	(6,818,482)
Cash interest payments made on liabilities	$ 136,966	21,316	183,502
Cash and cash collateral posted to counterparties provided by operating activities [1]	$ 124,085	11,738	(257,824)

(1) The increase in cash and cash collateral posted to counterparties related to operating activities from 2021 to 2022 and from 2020 to 2021 is related to the realized gains on derivatives.

Other Contractual Obligations

The Company is managed by ACM, pursuant to a management agreement (see Note 8 and Note 14 to the consolidated financial statements). The management agreement runs through December 31, 2029 and is thereafter automatically renewed for an additional five-year term unless terminated under certain circumstances.



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Financial Condition and Results of Operations
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The following table reconciles the fees incurred in accordance with the management agreement for the years ended December 31, 2022, December 31, 2021 and December 31, 2020 (see Note 8 to the consolidated financial statements).

	For the Years Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
ARMOUR management fees	$ 33,714	$ 31,063	$ 29,580
Less management fees waived	(7,800)	(8,600)	(8,855)
Total management fee expense	$ 25,914	$ 22,463	$ 20,725

We adopted the 2009 Stock Incentive Plan (as amended, the "Plan") to attract, retain and reward directors and other persons who provide services to us in the course of operations. The Plan authorizes the Board to grant awards including common stock, restricted shares of common stock ("RSUs"), stock options, performance shares, performance units, stock appreciation rights and other equity and cash-based awards (collectively, "Awards"), subject to terms as provided in the Plan. At December 31, 2022, there were 2,167 shares available for future issuance under the Plan.

At December 31, 2022, there was approximately $7,321 of unvested stock based compensation related to the Awards (based on a weighted grant date price of $12.88 per share), which we expect to recognize as an expense as follows: in 2023 an expense of $2,416, in 2024 an expense of $2,416, and thereafter an expense of $2,489. Our policy is to account for forfeitures as they occur. We also pay each of our non-executive Board members quarterly fees, which are payable in cash, common stock, RSUs or a combination of common stock, RSUs and cash at the option of the director. Compensation to be paid to our non-executive Board in the form of cash and common equity is $1,351 annually (see Note 9 to the consolidated financial statements).

We currently believe that we have sufficient liquidity and capital resources available for the acquisition of additional investments, repayments on repurchase borrowings, reacquisition of securities to be returned to borrowers and the payment of cash dividends as required for continued qualification as a REIT.

Repurchase Agreements, net

Declines in the value of our Agency Securities portfolio can trigger margin calls by our lenders under our repurchase agreements. An event of default or termination event under the standard MRA would give our counterparty the option to terminate all repurchase transactions existing with us and require any amount due to be payable immediately.

Changing capital or other financial market regulatory requirements may cause our lenders to exit the repurchase market, increase financing rates, tighten lending standards or increase the amount of required equity capital or haircut we post, any of which could make it more difficult or costly for us to obtain financing.

The following graph represents the outstanding balances of our repurchase agreements (before the effect of netting reverse repurchase agreements), which finance most of our MBS. Our repurchase agreements balance will fluctuate based on our change in capital, leverage targets and the market prices of our assets (including the effects of principal paydowns) and the level and timing of investment and reinvestment activity (see Note 6 and Note 14 to the consolidated financial statements).



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Financial Condition and Results of Operations
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61



Effects of Margin Requirements, Leverage and Credit Spreads

Our MBS have values that fluctuate according to market conditions and, as discussed above, the market value of our MBS will decrease as prevailing interest rates or credit spreads increase. When the value of the securities pledged to secure a repurchase agreement decreases to the point where the positive difference between the collateral value and the loan amount is less than the haircut, our lenders may issue a margin call, which requires us to pay the difference in cash or pledge additional collateral to meet the obligations under our repurchase agreements. Under our repurchase facilities, our lenders have full discretion to determine the value of the MBS we pledge to them. Most of our lenders will value securities based on recent trades in the market. Lenders also issue margin calls as the published current principal balance factors change on the pool of mortgages underlying the securities pledged as collateral when scheduled and unscheduled principal repayments are announced monthly.

Forward-Looking Statements Regarding Liquidity

Based on our current portfolio, leverage rate and available borrowing arrangements, we believe that our cash flow from operations and our ability to make timely portfolio adjustments will be sufficient to enable us to meet anticipated short-term (one year or less) liquidity requirements such as to fund our investment activities, meet our financing obligations, pay fees under the management agreement and fund our distributions to stockholders and pay general corporate expenses.

We may increase our capital resources by obtaining long-term credit facilities or making public or private offerings of equity or debt securities, including classes of preferred stock, common stock and senior or subordinated notes to meet our liquidity requirements. These requirements include maturing repurchase agreements, settling TBA Agency Security positions and potentially making net payments on our interest rate swap contracts, and in each case, continuing to meet ongoing margin requirements. Such financing will depend on



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Management's Discussion and Analysis of
Financial Condition and Results of Operations
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62

market conditions for capital raises and for the investment of any proceeds and there can be no assurances that we will successfully obtain any such financing.

Stockholders' Equity

See Note 10 to the consolidated financial statements.

Critical Accounting Estimates

Valuation

Fair value is based on valuations obtained from third-party pricing services and/or dealer quotes. The third-party pricing services use common market pricing methods that include valuation models which incorporate such factors as coupons, collateral type, bond structure, historical and projected future prepayment speeds, priority of payments, historical and projected future delinquency rates and default severities, spread to the Treasury curve and interest rate swap curves, duration, periodic and life caps and credit enhancement. If the fair value of the MBS is not available from the third-party pricing services or such data appears unreliable, we obtain pricing indications from up to three dealers who make markets in similar MBS. Management reviews pricing used to ensure that current market conditions are properly reflected. This review includes, but is not limited to, comparisons of similar market transactions or alternative third-party pricing services, dealer pricing indications and comparisons to a third-party pricing model.

Valuation modeling is required because each individual MBS pool is a separately identified security with individual combinations of characteristics that influence market pricing. While the Agency Security market is generally very active and liquid within the context of broader classes of MBS, any particular security will likely trade infrequently. Our interest rate contracts are bilateral contracts with individual dealers and counterparties and are not cleared through recognized clearing organizations. Valuation models for these positions rely on information from the active and liquid general interest rate swap market to infer the value of these unique positions.

From time to time, we challenge the information and valuations we receive from third-party pricing services. Occasionally, the third-party pricing services revise their information or valuations as a result of such challenges. While we have concluded that the fair values reflected in the financial statements are appropriate, there is no way to verify that the particular fair value estimated for any individual position represents the price at which it may actually be bought or sold at any given date.

Fair value for our U.S. Treasury Securities is based on obtaining a valuation for each U.S. Treasury Security from third-party pricing services and/or dealer quotes.

We update our fair value estimates at the end of each business day to reflect current market dynamics. During times of high market volatility, it can be difficult to obtain accurate market information timely, and accordingly, the confidence interval around our valuation estimates will increase, potentially significantly. During 2022, the largest inter-day movement was the overall estimated values of our investment and hedge positions translated to a change in estimated book value of $0.52 per common share. Similarly, 95% of inter-day movements in estimated value translated to changes in estimated book value per share of $0.39 or less.

Available for Sale Securities

Agency Securities acquired on or before March 31, 2020 are classified as available for sale. We realize gains and losses on our available for sale securities upon their sale. At that time, previously unrealized amounts included in accumulated other comprehensive income are reclassified and reported in net income as other gain or loss. To the extent that we sell available for sale securities in later periods after changes in the fair value of those



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Financial Condition and Results of Operations
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63

available for sale securities have occurred, we may report significant net income or net loss without a corresponding change in our total stockholders' equity.

Declines in the fair values of our available for sale securities that represent impairments are also treated as realized losses and reported in net income as other loss. We evaluate available for sale securities for impairment at least on a quarterly basis and more frequently when economic or market concerns warrant such evaluation. We consider available for sale securities impaired if we (1) intend to sell the available for sale securities, (2) believe it is more likely than not that we will be required to sell the securities before recovery (for example, because of liquidity requirements or contractual obligations), and (3) an impairment exists. Impairment losses recognized establish a new cost basis for the related available for sale securities. Gains or losses on subsequent sales are determined by reference to such new cost basis.

Gains and losses on available for sale Agency Securities are included in net income only when realized upon sale or recognized as impairments; therefore, reported net income will generally not reflect all elements of our overall investment performance for the period. At December 31, 2022, the fair value of our available for sale Agency Securities totaled $187,944 which represented 2.3% of our securities positions, or 2.1% of our total investment securities, including TBA Agency Securities. Subsequent to December 31, 2022, we sold the remaining balance of our Agency Securities, available for sale and purchased Agency Securities, trading.

Inflation

Virtually all of our assets and liabilities are interest rate-sensitive in nature. As a result, interest rates and other factors influence our performance far more than inflation. Changes in interest rates do not necessarily correlate with inflation rates or changes in inflation rates. Our financial statements are prepared in accordance with GAAP and any distributions we may make will be determined by our Board based in part on our REIT taxable income as calculated according to the requirements of the Code; in each case, our activities and balance sheet are measured with reference to fair value without considering inflation.

Subsequent Events

See Note 8, Note 9 and Note 10 to the consolidated financial statements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The forward-looking statements in this report are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. See Part I, Item 1A. "Risk Factors" of this Annual Report on Form 10-K. You should carefully consider these risks before you make an investment decision with respect to our stock, along with the following factors that could cause actual results to vary from our forward-looking statements:

- the impact of COVID-19 or a new pandemic on our operations;
- the geopolitical situation as a result of the war in Ukraine may continue to adversely affect the U.S. economy, which may lead the Fed to take actions that may impact our business;
- the impact of the federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and the federal government and the Fed system;
- the possible material adverse effect on our business if the U.S. Congress passed legislation reforming or winding down Fannie Mae or Freddie Mac;



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- mortgage loan modification programs and future legislative action;

- actions by the Fed which could cause a change of the yield curve, which could materially adversely affect our business, financial condition and results of operations and our ability to pay distributions to our stockholders;

- the impact of a delay or failure of the U.S. Government in reaching an agreement on the national debt ceiling;

- availability, terms and deployment of capital;

- extended trade disputes with foreign countries;

- changes in economic conditions generally;

- changes in interest rates, interest rate spreads and the yield curve or prepayment rates;

- general volatility of the financial markets, including markets for mortgage securities;

- a downgrade of the U.S. Government's or certain European countries' credit ratings and future downgrades of the U.S. Government's or certain European countries' credit ratings may materially adversely affect our business, financial condition and results of operations;

- our inability to maintain the level of non-taxable returns of capital through the payment of dividends to our stockholders or to pay dividends to our stockholders at all;

- inflation or deflation;

- the impact of a shutdown of the U.S. Government;

- availability of suitable investment opportunities;

- the degree and nature of our competition, including competition for MBS;

- changes in our business and investment strategy;

- our failure to maintain our qualification as a REIT;

- our failure to maintain an exemption from being regulated as a commodity pool operator;

- our dependence on ACM and ability to find a suitable replacement if ACM was to terminate its management relationship with us;

- the existence of conflicts of interest in our relationship with ACM, BUCKLER, certain of our directors and our officers, which could result in decisions that are not in the best interest of our stockholders;

- the potential for Buckler's inability to access attractive repurchase financing on our behalf or secure profitable third-party business;

- our management's competing duties to other affiliated entities, which could result in decisions that are not in the best interest of our stockholders;

- changes in personnel at ACM or the availability of qualified personnel at ACM;

- limitations imposed on our business by our status as a REIT under the Code;

- the potential burdens on our business of maintaining our exclusion from the 1940 Act and possible consequences of losing that exclusion;

- changes in GAAP, including interpretations thereof; and

- changes in applicable laws and regulations.

We cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on forward-looking statements, which apply only as of the date of this report. We do not intend and disclaim any duty or obligation to update or revise any industry information or forward-looking statements set forth in this report to reflect new information, future events or otherwise, except as required under the U.S. federal securities laws.



We seek to manage our risks related to the credit-quality of our assets, interest rates, liquidity, prepayment speeds and market value while, at the same time, seeking to provide an opportunity to stockholders to realize attractive risk adjusted returns through ownership of our capital stock. While we do not seek to avoid risk completely, we believe the risk can be quantified from historical experience and seek to actively manage that risk, to earn sufficient compensation to justify taking those risks and to maintain capital levels consistent with the risks we undertake.

Interest Rate Risk

Our primary market risk is interest rate risk. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Changes in the general level of interest rates can affect net interest income, which is the difference between the interest income earned on our assets and the interest expense incurred in connection with our liabilities, by affecting the spread between the interest-earning assets and interest-bearing liabilities. Changes in the level of interest rates also can affect the value of MBS and our ability to realize gains from the sale of these assets. A decline in the value of the MBS pledged as collateral for borrowings under repurchase agreements could result in the counterparties demanding additional collateral pledges or liquidation of some of the existing collateral to reduce borrowing levels.

A portion of our securities portfolio consists of hybrid adjustable rate and adjustable rate MBS. Hybrid mortgages are ARMs that have a fixed interest rate for an initial period of time (typically three years or greater) and then convert to an adjustable rate for the remaining loan term. ARMs are typically subject to periodic and lifetime interest rate caps that limit the amount the interest rate can change during any given period. Furthermore, some ARMs may be subject to periodic payment caps that result in some portion of the interest being deferred and added to the principal outstanding. ARMs are also typically subject to a minimum interest rate payable. Most of our adjustable rate assets are based on the one-year constant maturity treasury rate. Our fixed rate MBS have interest rates that are not variable and are constant for the entire loan term.

Our borrowings are not subject to similar restrictions and are generally repurchase agreements of limited duration that track the Federal Funds Rate and SOFR and are periodically refinanced at current market rates. Therefore, on average, our cost of funds may rise or fall more quickly than our earnings rate on our assets. Hence, in a period of increasing interest rates, interest rates on our borrowings could increase without limitation, while the changes in the interest rates on our mortgage related assets could be limited. These factors could lower our net interest income or cause a net loss during periods of rising interest rates, which would negatively impact our liquidity, net income and our ability to make distributions to stockholders.

We anticipate that in most cases the interest rates, interest rate indices and repricing terms of our mortgage assets and our funding sources will not be identical, thereby creating an interest rate mismatch between assets and liabilities. These indices generally move in the same direction, but there can be no assurance that this will continue to occur. Furthermore, our net income may vary somewhat as the spread between one-month interest rates, the typical term for our repurchase agreements, and the interest rates on our mortgage assets varies. During periods of changing interest rates, such interest rate mismatches could negatively impact our net interest income, dividend yield and the market price of our stock.

Another component of interest rate risk is the effect changes in interest rates will have on the market value of our MBS. We face the risk that the market value of our MBS will increase or decrease at different rates than that of our liabilities, including our derivative instruments and obligations to return securities received as collateral.

We primarily assess our interest rate risk by estimating the effective duration of our assets and the effective duration of our liabilities and by estimating the time difference between the interest rate adjustment of



our assets and the interest rate adjustment of our liabilities. Effective duration essentially measures the market price volatility of financial instruments as interest rates change. We generally estimate effective duration using various financial models and empirical data. Different models and methodologies can produce different effective duration estimates for the same securities.

The sensitivity analysis tables presented below reflect the estimated impact of an instantaneous parallel shift in the yield curve, up and down 50 and 100 basis points, on the market value of our interest rate-sensitive investments and net interest income, at December 31, 2022 and December 31, 2021. It assumes that the mortgage spread on our MBS remains constant. Actual interest rate movements over time will likely be different, and such differences may be material. When evaluating the impact of changes in interest rates, prepayment assumptions and principal reinvestment rates are adjusted based on ACM's expectations. Interest rates for interest rate swaps and repurchase agreements are assumed to remain positive. The analysis presented utilized assumptions, models and estimates of ACM based on ACM's judgment and experience.

| | **Percentage Change in Projected** | | |
Change in Interest Rates	**Net Interest Income**	**Portfolio Including Derivatives**	**Shareholder's Equity**
December 31, 2022			
1.00%	2.81%	(1.60)%	(13.54)%
0.50%	1.41%	(0.76)%	(6.39)%
(0.50)%	(1.42)%	0.60%	5.08%
(1.00)%	(2.87)%	0.98%	8.31%
December 31, 2021			
1.00%	48.15%	(0.85)%	(6.98)%
0.50%	24.45%	(0.30)%	(2.49)%
(0.50)%	(3.93)%	(0.07)%	(0.57)%
(1.00)%	(6.69)%	(0.56)%	(4.60)%

While the tables above reflect the estimated immediate impact of interest rate increases and decreases on a static securities portfolio, we rebalance our securities portfolio from time to time either to seek to take advantage of or reduce the impact of changes in interest rates. It is important to note that the impact of changing interest rates on market value and net interest income can change significantly when interest rates change beyond 100 basis points from current levels. Therefore, the volatility in the market value of our assets could increase significantly when interest rates change beyond amounts shown in the tables above. In addition, other factors impact the market value of and net interest income from our interest rate-sensitive investments and derivative instruments, such as the shape of the yield curve, market expectations as to future interest rate changes and other market conditions. Accordingly, interest income would likely differ from that shown above and such difference might be material and adverse to our stockholders.

Mortgage Spread Risk

Weakness in the mortgage market may adversely affect the performance and market value of our investments. This could negatively impact our book value. Furthermore, if our lenders are unwilling or unable to provide additional financing, we could be forced to sell our MBS at an inopportune time when prices are depressed.



The table below quantifies the estimated changes in the fair value of our securities portfolio and in our shareholders' equity as of December 31, 2022 and December 31, 2021. The estimated impact of changes in spreads is in addition to our interest rate sensitivity presented above. Our securities portfolio's sensitivity to mortgage spread changes will vary with changes in interest rates and in the size and composition of our securities portfolio. Therefore, actual results could differ materially from our estimates.

| | December 31, 2022 | | December 31, 2021 | |
| | Percentage Change in Projected | | Percentage Change in Projected | |
Change in MBS spread	Portfolio Value	Shareholders' Equity	Portfolio Value	Shareholders' Equity
+25 BPS	(1.54)%	(12.39)%	(1.35)%	(10.81)%
+10 BPS	(0.61)%	(4.96)%	(0.54)%	(4.32)%
-10 BPS	0.61%	4.96%	0.54%	4.32%
-25 BPS	1.54%	12.39%	1.35%	10.81%

Prepayment Risk

As we receive payments of principal on our MBS, premiums paid on such securities are amortized against interest income and discounts are accreted to interest income as realized. Premiums arise when we acquire MBS at prices in excess of the principal balance of the mortgage loans underlying such MBS. Conversely, discounts arise when we acquire MBS at prices below the principal balance, adjusted for expected impairment losses, of the mortgage loans underlying such MBS. Volatility in actual prepayment speeds will create volatility in the amount of premium amortization we recognize. Higher speeds will reduce our interest income and lower speeds will increase our interest income.

Credit Risk

We have limited our exposure to impairment losses on our securities portfolio of Agency Securities. The payment of principal and interest on the Freddie Mac and Fannie Mae Agency Securities are guaranteed by those respective agencies and the payment of principal and interest on the Agency Securities guaranteed by Ginnie Mae are backed by the full faith and credit of the U.S. Government. Fannie Mae and Freddie Mac remain in conservatorship of the U.S. Government. There can be no assurances as to how or when the U.S. Government will end these conservatorships or how the future profitability of Fannie Mae and Freddie Mac and any future credit rating actions may impact the credit risk associated with Agency Securities and, therefore, the value of the Agency Securities. All of our Agency Securities are issued and guaranteed by GSEs or Ginnie Mae. The GSEs have a long term credit rating of AA+.

At December 31, 2022 and December 31, 2021, we did not own any Credit Risk and Non-Agency Securities. From time to time we may purchase Credit Risk and Non-Agency Securities at prices which incorporate our expectations for prepayment speeds, defaults, delinquencies and severities. These expectations determine the yields we receive on our assets. If actual prepayment speeds, defaults, delinquencies and severities are different from our expectations, our actual yields could be higher or lower. We evaluate each investment based on the characteristics of the underlying collateral and securitization structure, rather than relying on the ratings assigned by rating agencies. Credit Risk and Non-Agency Securities are subject to risk of loss with regard to principal and interest payments.



Liquidity Risk

Our primary liquidity risk arises from financing long-maturity MBS with short-term debt. The interest rates on our borrowings generally adjust more frequently than the interest rates on our ARMs. Accordingly, in a period of rising interest rates, our borrowing costs will usually increase faster than our interest earnings from MBS. Our repurchase agreements require that we maintain adequate pledged collateral. A decline in the value of the MBS pledged as collateral for borrowings under repurchase agreements could result in the counterparties demanding additional collateral pledges or liquidation of some of the existing collateral to reduce borrowing levels.

Operational Risk

We rely on our financial, accounting and other data processing systems. Computer malware, viruses, computer hacking and phishing attacks have become more prevalent in our industry and may occur on our systems. Although we have not detected a material cybersecurity breach to date, other financial services institutions have reported material breaches of their systems, some of which have been significant. Even with all reasonable security efforts, not every breach can be prevented or even detected. It is possible that we have experienced an undetected breach. There is no assurance that we, or the third parties that facilitate our business activities, have not or will not experience a breach. It is difficult to determine what, if any, negative impact may directly result from any specific interruption or cyber-attacks or security breaches of our networks or systems (or the networks or systems of third parties that facilitate our business activities) or any failure to maintain performance.

ACM has established an IT Committee to help mitigate technology risks including cybersecurity. One of the roles of the IT Committee is to oversee cyber risk assessments, monitor applicable key risk indicators, review cybersecurity training procedures, oversee the Company's Cybersecurity Incident Response Plan and engage third parties to conduct periodic penetration testing. Our cybersecurity risk assessment includes an evaluation of cyber risk related to sensitive data held by third parties on their systems. There is no assurance that these efforts will effectively mitigate cybersecurity risk and mitigation efforts are not an assurance that no cybersecurity incidents will occur.

In addition, our Audit Committee periodically monitors and oversees our information and cybersecurity risks including reviewing and approving any information and cybersecurity policies, procedures and resources, and reviewing our information and cybersecurity risk assessment, detection, protection, and mitigation systems.



Item 8. Financial Statements and Supplementary Data

Reference is made to the Index to Consolidated Financial Statements that appears on page F-1 of this Annual Report on Form 10-K. The Report of Independent Registered Public Accounting Firm, the Consolidated Financial Statements and the Financial Statement Notes, listed in the Index to Consolidated Financial Statements, which appear beginning on page F-2 of this Annual Report on Form 10-K, are incorporated by reference to this Item 8.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our Co-CEOs and CFO participated in an evaluation by our management of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of our fiscal year that ended on December 31, 2022. Based on their participation in that evaluation, our Co-CEOs and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2022 to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and to ensure that information required to be disclosed in our reports filed or furnished under the Exchange Act, is accumulated and communicated to our management, including our Co-CEOs and CFO, as appropriate, to allow timely decisions regarding required disclosures.

Internal Control Over Financial Reporting

Our Co-CEOs and CFO also participated in an evaluation by our management of any changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2022. That evaluation did not identify any changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management Report On Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.



Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. As a result, even systems determined to be effective can provide only reasonable assurance regarding the preparation and presentation of financial statements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

There have been no changes in our internal controls over financial reporting that occurred during the quarter ended December 31, 2022, that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. Management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework (2013) when making this assessment.

Based on management's assessment, management concluded that, as of December 31, 2022, the Company's internal control over financial reporting was effective. The Company's independent registered public accounting firm, Deloitte & Touche LLP, has issued its attestation report on the Company's internal control over financial reporting. This report appears on page F-3 of this Annual Report on Form 10-K.

Item 9B. Other Information

On February 14, 2023, the Company and ACM further amended and restated the management agreement between ARMOUR and ACM (as further amended and restated, the "Eighth Amended and Restated Management Agreement") to extend the base term of the management agreement by 2.6 additional years from June 18, 2027, the current expiration date of the base term of the management agreement, to December 31, 2029. The termination and extension procedures and all other terms in the management agreement remain unchanged. Such Eighth Amended and Restated Management Agreement replaces in its entirety the existing Seventh Amended and Restated Management Agreement, dated and effective as of July 21, 2020. A copy of the Eighth Amended and Restated Management Agreement is attached to this annual report on Form 10-K as exhibit 10.2 and is incorporated herein by reference. The foregoing description of certain material terms of the Eighth Amended and Restated Management Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to such exhibit.

On February 14, 2023, we submitted Articles of Amendment with the State of Maryland to increase the number of authorized shares of common stock from 300,000 shares to 450,000 shares to be effective as of February 14, 2023. A copy of the Articles of Amendment is attached hereto as Exhibit 3.10 and incorporated herein by reference.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.



Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10 of this Annual Report on Form 10-K will be contained in and is hereby incorporated by reference to, the proxy statement for our 2023 annual meeting of stockholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report.

Item 11. Executive Compensation

The information required by Item 11 of this Annual Report on Form 10-K will be contained in and is hereby incorporated by reference to, the proxy statement for our 2023 annual meeting of stockholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 of this Annual Report on Form 10-K will be contained in and is hereby incorporated by reference to, the proxy statement for our 2023 annual meeting of stockholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 of this Annual Report on Form 10-K will be contained in and is hereby incorporated by reference to, the proxy statement for our 2023 annual meeting of stockholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report.

Item 14. Principal Accounting Fees and Services

The information required by Item 14 of this Annual Report on Form 10-K will be contained in and is hereby incorporated by reference to, the proxy statement for our 2023 annual meeting of stockholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report.



Term	Definition
Agency Securities	Securities issued or guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae; interests in or obligations backed by pools of fixed rate, hybrid adjustable rate and adjustable rate mortgage loans.
ARMs	Adjustable Rate Mortgage backed securities.
AVM	A securities broker dealer, which we contract with for administering clearing and settlement services for our securities and derivative transactions, as well as assistance with financing transaction services such as repurchase financing.
Basis swap contracts	Derivative contracts that allow us to exchange one floating interest rate basis for another, for example, Federal Funds Rate and SOFR, thereby allowing us to diversify our floating rate basis exposures.
Board	ARMOUR's Board of Directors.
BUCKLER	A Delaware limited liability company, and a FINRA-regulated broker-dealer. The primary purpose of our investment in BUCKLER is to facilitate our access to repurchase financing, on potentially more attractive terms (considering rate, term, size, haircut, relationship and funding commitment) compared to other suitable repurchase financing counterparties.
CFO	Chief Financial Officer of ARMOUR, James Mountain.
CFTC	U.S. Commodity Futures Trading Commission.
CME	Chicago Mercantile Exchange.
Co-CEOs	Co-Chief Executive Officers of ARMOUR, Jeffrey Zimmer and Scott Ulm.
CPOs	Commodity pool operators.
CMBS	Commercial mortgage backed securities.
CMOs	Collateralized mortgage obligations.
Code	The Internal Revenue Code of 1986.
COVID-19	The Coronavirus pandemic.
CPR	Constant prepayment rate.
Credit Risk and Non-Agency Securities	Securities backed by residential mortgages in which we may invest, which are not issued or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae.
Distributable Earnings	Distributable Earnings, including TBA Drop Income, is a non-GAAP measure. Net interest income plus TBA Drop Income is adjusted for the net coupon effect of interest rate swaps minus net operating expenses. Distributable Earnings differs from GAAP total comprehensive loss, which includes realized gains and losses and market value adjustments. Distributable Earnings should be considered as supplementary to, and not as a substitute for, the Company's net interest income and total comprehensive income (loss) computed in accordance with GAAP as a measure of the Company's financial performance.
Dodd-Frank Act	The Dodd-Frank Wall Street Reform and Consumer Protection Act.
ERISA	Employee Retirement Income Security Act.
Exchange Act	Securities Exchange Act of 1934.
Fannie Mae	The Federal National Mortgage Association.
Fed	The U.S. Federal Reserve.
FICC	Fixed Income Clearing Corporation. An agency that deals with the confirmation, settlement and delivery of fixed-income assets in the U.S. They ensure the systematic and efficient settlement of MBS and U.S. government securities.



FINRA	The Financial Industry Regulatory Authority. A private corporation that acts as a self-regulatory organization.
Freddie Mac	The Federal Home Loan Mortgage Corporation.
Futures contracts	Eurodollar futures contracts.
GAAP	Accounting principles generally accepted in the United States of America.
GDP	Gross domestic product.
Ginnie Mae	The Government National Mortgage Administration.
GSE	A U.S. Government Sponsored Entity. Obligations of agencies originally established or chartered by the U.S. government to serve public purposes as specified by the U.S. Congress; these obligations are not explicitly guaranteed as to the timely payment of principal and interest by the full faith and credit of the U.S. government.
Haircut	The weighted average margin requirement, or the percentage amount by which the collateral value must exceed the loan amount. Among other things, it is a measure of our unsecured credit risk to our lenders.
Hybrid	A mortgage that has a fixed rate for an initial term after which the rate becomes adjustable according to a specific schedule.
Interest-Only Securities	The interest portion of Agency Securities, which is separated and sold individually from the principal portion of the same payment.
IRS	The Internal Revenue Service.
ISDA	International Swaps and Derivatives Association.
JAVELIN	JAVELIN Mortgage Investment Corp., formerly a publicly-traded REIT. Since its acquisition on April 6, 2016, JAVELIN became a wholly-owned, qualified REIT subsidiary of ARMOUR and continues to be managed by ACM pursuant to the pre-existing management agreement between JAVELIN and ACM.
LIBOR	The London Interbank Offered Rate.
MBS	Mortgage backed securities. A security representing a direct interest in a pool of mortgage loans. The pass-through issuer or servicer collects the payments on the loans in the pool and "passes through" the principal and interest to the security holders on a pro rata basis.
Merger	The merger of JMI Acquisition Corporation ("Acquisition") with and into JAVELIN on April 6, 2016.
MGCL	Maryland General Corporation Law.
MRA	Master repurchase agreement. A document that outlines standard terms between the Company and counterparties for repurchase agreement transactions.
Multi-Family MBS	MBS issued under Fannie Mae's Delegated Underwriting System (DUS) program.
NYSE	New York Stock Exchange.
REIT	Real Estate Investment Trust. A special purpose investment vehicle that provides investors with the ability to participate directly in the ownership or financing of real-estate related assets by pooling their capital to purchase and manage mortgage loans and/or income property.
Repurchase Program	ARMOUR's common stock repurchase program authorized by our Board.
Sarbanes-Oxley Act	A U.S. federal law that set new or enhanced standards for all U.S. public company boards, management and public accounting firms. Section 302 requires senior management to certify the accuracy of the financial statements. Section 404 requires that management and auditors establish internal controls and reporting methods on the adequacy of those controls.
SEC	The Securities and Exchange Commission.
S&P 500	Standard and Poor's 500 Stock Index.



SOFR	Secured overnight funding rate. A measure of the cost of borrowing cash overnight collateralized by U.S. Treasury Securities.
TBA Agency Securities	Forward contracts for the purchase ("long position") or sale ("short position") of Agency Securities at a predetermined price, face amount, issuer, coupon and stated maturity on an agreed-upon future date.
TBA Drop Income	The discount associated with TBA Agency Securities contracts which reflects the expected interest income on the underlying deliverable Agency Securities, net of an implied financing cost, which would have been earned by the buyer if the TBA Agency Securities contract had settled on the next regular settlement date instead of the forward settlement date specified. TBA Drop Income is calculated as the difference between the forward settlement price of the TBA Agency Securities contract and the spot price of similar TBA Agency Securities contracts for regular settlement. The Company generally accounts for TBA Agency Securities contracts as derivatives and TBA Drop Income is included as part of the periodic changes in fair value of the TBA Agency Securities that the Company recognizes in the Other Income (Loss) section of its Consolidated Statement of Operations.
TRS	Taxable REIT subsidiary.
U.S.	United States.
1940 Act	The Investment Company Act of 1940.



(1) Financial Statements

See Item 8 – Financial Statements and Supplementary Data.

(2) Financial Statement Schedules

All supplemental schedules have been omitted since the required information is not present in amounts sufficient to require submission of the schedule, or because the required information is included in the consolidated financial statements or notes thereto.

(3) Exhibits

See Exhibit Index.

EXHIBIT INDEX

Exhibit Number	Description
3.1	Articles of Amendment and Restatement of Articles of Incorporation of ARMOUR Residential REIT, Inc. (Incorporated by reference to Exhibit 3.4 to ARMOUR's Current Report on Form 8-K filed with the SEC on November 12, 2009)
3.2	Articles of Amendment to Articles of Amendment and Restatement (Incorporated by reference to Exhibit 3.1 to ARMOUR's Current Report on Form 8-K filed with the SEC on August 8, 2011)
3.3	Articles of Amendment to Articles of Amendment and Restatement (Incorporated by reference to Exhibit 3.1 to ARMOUR's Current Report on Form 8-K filed with the SEC on December 1, 2011)
3.4	Articles of Amendment to Articles of Amendment and Restatement of ARMOUR Residential REIT, Inc. (Incorporated by reference to Exhibit 3.3 to ARMOUR's Quarterly Report on Form 10-Q filed with the SEC on November 1, 2012)
3.5	Articles of Amendment to the Articles of Amendment and Restatement of ARMOUR Residential REIT, Inc, effective July 31, 2015 (Incorporated by reference to Exhibit 3.1 to ARMOUR's Current Report on Form 8-K filed with the SEC on August 3, 2015)
3.6	Articles of Amendment to the Articles of Amendment and Restatement of ARMOUR Residential REIT, Inc, effective July 31, 2015 (Incorporated by reference to Exhibit 3.2 to ARMOUR's Current Report on Form 8-K filed with the SEC on August 3, 2015)
3.7	Articles Supplementary of 7.00% Series C Cumulative Redeemable Preferred Stock (incorporated by reference to Exhibit 3.11 to ARMOUR's Registration Statement on Form 8-A (Reg. No. 001-34766), filed with the SEC on January 28, 2020)
3.8	Articles of Amendment to Articles of Amendment and Restatement of ARMOUR Residential REIT, Inc., effective August 20, 2021, (Incorporated by reference to Exhibit 3.1 to ARMOUR's Current Report on Form 8-K filed with the SEC on August 20, 2021)
3.9	Articles of Amendment (incorporated by reference to Exhibit 3.1 to ARMOUR's Current Report on Form 8-K, filed on July 27, 2022)
3.10	Articles of Amendment to Articles of Amendment and Restatement of ARMOUR Residential REIT, Inc., effective February 14, 2023 †
3.11	Amended and Restated Bylaws of ARMOUR Residential REIT, Inc., as amended on October 28, 2014 (Incorporated by reference to Exhibit 3.1 to ARMOUR's Quarterly Report on Form 10-Q filed with the SEC on October 29, 2014)
3.12	First Amendment to Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to ARMOUR's Quarterly Report on Form 10-Q filed with the SEC on April 25, 2018)
4.1	Description of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 †
4.2	Specimen Common Stock Certificate of ARMOUR Residential REIT, Inc. (incorporated by reference to Exhibit 4.2 of ARMOUR's Registration Statement on Form S-4 (Reg. No. 333-160870))



4.3	Specimen 7.00% Series C Cumulative Redeemable Preferred Stock Certificate of ARMOUR Residential REIT, Inc. (incorporated by reference to Exhibit 4.3 to ARMOUR's Registration Statement on Form 8-A (Reg. No. 001-34766) filed with the SEC on January 28, 2020)
10.1	ARMOUR Residential REIT, Inc.'s Third Amended and Restated 2009 Stock Incentive Plan (incorporated by reference to Appendix A to ARMOUR's Definitive Proxy Statement on Schedule 14A, filed April 1, 2021)
10.2	Eighth Amended and Restated Management Agreement, dated and effective as of February 14, 2023, by and between ARMOUR Residential REIT, Inc. and ARMOUR Capital Management LP †
10.3	First Amended and Restated Sub-Management Agreement, dated February 23, 2015, by and among Staton Bell Blank Check LLC, ARMOUR Capital Management LP and ARMOUR Residential REIT, Inc. (Incorporated by reference to Exhibit 10.6 to ARMOUR's Annual Report on Form 10-K filed with the SEC on February 24, 2015)
10.4	Equity Sales Agreement, dated January 29, 2020, among ARMOUR Residential REIT, Inc., ARMOUR Capital Management LP, B. Riley FBR, Inc. and BUCKLER Securities LLC (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K, filed by ARMOUR Residential REIT, Inc. with the SEC on January 31, 2020)
10.5	Amended and Restated Equity Sales Agreement, dated November 12, 2021, by and among ARMOUR Residential REIT, Inc. and ARMOUR Capital Management LP, and BUCKLER Securities LLC, JMP Securities LLC, Ladenburg Thalmann & Co. Inc., B. Riley Securities, Inc., and JonesTrading Institutional Services LLC, as sales agents (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K, filed by ARMOUR Residential REIT, Inc. with the SEC on November 16, 2021)
10.6	Second Amended and Restated Equity Sales Agreement, dated June 9, 2022, among ARMOUR Residential REIT, Inc. and ARMOUR Capital Management LP, and BUCKLER Securities LLC, JMP Securities LLC, Ladenburg Thalmann & Co. Inc., B. Riley Securities, Inc., and JonesTrading Institutional Services LLC (incorporated by reference to Exhibit 1.1 to the Company's Form 8-K filed on June 9, 2022)
10.7	Third Amended and Restated Equity Sales Agreement, dated November 4, 2022, by and among ARMOUR Residential REIT, Inc. and ARMOUR Capital Management LP, and BUCKLER Securities LLC, JMP Securities LLC, Ladenburg Thalmann & Co. Inc., B. Riley Securities, Inc., and JonesTrading Institutional Services LLC (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K, filed by ARMOUR Residential REIT, Inc. with the SEC on November 4, 2022)
23.1	Consent of Deloitte & Touche LLP †
31.1	Certification of Chief Executive Officer Pursuant to SEC Rule 13a-14(a)/15d-14(a) †
31.2	Certification of Chief Executive Officer Pursuant to SEC Rule 13a-14(a)/15d-14(a) †
31.3	Certification of Chief Financial Officer Pursuant to SEC Rule 13a14(a)/15d-14(a) †
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. §1350 ††
32.2	Certification of Chief Executive Officer Pursuant to 18 U.S.C. §1350 ††
32.3	Certification of Chief Financial Officer Pursuant to 18 U.S.C. §1350 ††
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema Document †
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document †
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document †
101.LAB	XBRL Taxonomy Extension Label Linkbase Document †
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document †
104	Cover Page Interactive Data (formatted as Inline XBRL and contained in Exhibit 101)
†	Filed herewith.
††	Furnished herewith.
†††	Management contract or compensatory plan, contract or arrangement.



None.



Index to Consolidated Financial Statements
ARMOUR Residential REIT, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
ARMOUR Residential REIT, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ARMOUR Residential REIT, Inc. (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Deloitte & Touche LLP

Miami, Florida
February 15, 2023

We have served as the Company's auditor since 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
ARMOUR Residential REIT, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of ARMOUR Residential REIT, Inc. (the "Company") as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 15, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP
Miami, Florida
February 15, 2023

ARMOUR Residential REIT, Inc.
CONSOLIDATED BALANCE SHEETS
(U.S dollar amounts in thousands, except per share amounts)

	December 31, 2022	December 31, 2021
Assets		
Cash	$ 87,284	$ 337,664
Cash collateral posted to counterparties	30,806	18,552
Investments in securities, at fair value:		
Agency Securities (including pledged securities of $7,249,039 ($3,920,706 with BUCKLER) and $3,995,804 ($2,036,385 with BUCKLER), respectively	8,198,591	4,406,521
U.S. Treasury Securities (including pledged securities of $98,859 with BUCKLER)	—	198,833
Derivatives, at fair value	984,456	199,073
Accrued interest receivable	28,809	10,570
Prepaid and other	2,101	1,094
Subordinated loan to BUCKLER	105,000	105,000
Total Assets	$ 9,437,047	$ 5,277,307
Liabilities and Stockholders' Equity		
Liabilities:		
Repurchase agreements, net (including $3,247,474 and $1,963,679, respectively with BUCKLER)	$ 6,463,058	$ 3,948,037
Obligations to return securities received as collateral, at fair value (including $100,531 with BUCKLER)	502,656	—
Cash collateral posted by counterparties	963,591	171,060
Payable for unsettled purchases	353,436	—
Derivatives, at fair value	13,016	10,900
Accrued interest payable- repurchase agreements (including $9,908 and $457, respectively with BUCKLER)	19,096	944
Accrued interest payable- U.S. Treasury Securities sold short (including $684 with BUCKLER)	3,418	—
Accounts payable and other accrued expenses	6,404	2,727
Total Liabilities	$ 8,324,675	$ 4,133,668
Commitments and contingencies (Note 8)		
Stockholders' Equity:		
Preferred stock, $0.001 par value, 50,000 shares authorized; 7.00% Series C Cumulative Preferred Stock; 6,847 shares issued and outstanding ($171,175 aggregate liquidation preference) at December 31, 2022 and December 31, 2021.	7	7
Common stock, $0.001 par value, 300,000 and 200,000 shares authorized; 162,911 shares and 94,152 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively.	163	94
Additional paid-in capital	3,874,627	3,403,127
Cumulative distributions to stockholders	(1,992,361)	(1,837,955)
Accumulated net loss	(758,537)	(528,607)
Accumulated other comprehensive income (loss)	(11,527)	106,973
Total Stockholders' Equity	$ 1,112,372	$ 1,143,639
Total Liabilities and Stockholders' Equity	$ 9,437,047	$ 5,277,307

See financial statement notes.



ARMOUR Residential REIT, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(U.S. dollar amounts in thousands, except per share amounts)

	For the Years Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Interest Income:			
Interest Income (including $1,597, $70 and $333, respectively with BUCKLER)	$ 228,432	$ 80,478	$ 169,402
Interest expense (including $(59,807), $(3,504) and $(38,663), respectively with BUCKLER)	(120,794)	(7,110)	(62,971)
Net Interest Income	$ 107,638	$ 73,368	$ 106,431
Other Income (Loss):			
Realized gain (loss) on sale of available for sale Agency Securities (reclassified from Other comprehensive loss)	(7,452)	10,952	143,877
Impairment losses on available for sale Agency Securities	(4,183)	—	(1,012)
Gain (loss) on Agency Securities, trading	(946,666)	(77,145)	19,557
Loss on Credit Risk and Non-Agency Securities	—	—	(189,555)
Gain (loss) on U.S. Treasury Securities	(152,268)	(9,391)	21,357
Gain (loss) on derivatives, net [1]	810,834	52,494	(283,801)
Total Other Loss	$ (299,735)	$ (23,090)	$ (289,577)
Expenses:			
Management fees	33,774	31,108	29,628
Compensation	5,485	6,614	5,597
Other Operating	6,374	5,793	5,595
Total Expenses	$ 45,633	$ 43,515	$ 40,820
Less management fees waived	(7,800)	(8,600)	(8,855)
Total Expenses after fees waived	$ 37,833	$ 34,915	$ 31,965
Net Income (Loss)	$ (229,930)	$ 15,363	$ (215,112)
Dividends on preferred stock	(11,982)	(11,473)	(9,787)
Net Income (Loss) available (related) to common stockholders	$ (241,912)	$ 3,890	$ (224,899)
Net Income (Loss)	$ (229,930)	$ 15,363	$ (215,112)
Reclassification adjustment for realized (gain) loss on sale of available for sale Agency Securities	7,452	(10,952)	(143,877)
Reclassification adjustment for impairment losses on available for sale Agency Securities	4,183	—	1,012
Net unrealized loss on available for sale Agency Securities	(130,135)	(61,106)	(33,577)
Other Comprehensive loss	(118,500)	(72,058)	(176,442)
Comprehensive Loss	$ (348,430)	$ (56,695)	$ (391,554)
Dividends on preferred stock	(11,982)	(11,473)	(9,787)
Comprehensive Loss related to common stockholders	$ (360,412)	$ (68,168)	$ (401,341)

Continued



ARMOUR Residential REIT, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(U.S. dollar amounts in thousands, except per share amounts)

F-6

Net Income (Loss) per share available (related) to common stockholders (Note 11):					
Basic	$	(2.05)	$ 0.05	$	(3.57)
Diluted	$	(2.05)	$ 0.05	$	(3.57)
Dividends declared per common share	$	1.20	$ 1.20	$	1.20
Weighted average common shares outstanding:					
Basic		117,968	79,490		63,070
Diluted		117,968	80,313		63,070

(1) Interest expense related to our interest rate swap contracts is recorded as realized loss on derivatives on the consolidated statements of operations and comprehensive income (loss). For additional information, see Note 7 to the consolidated financial statements.

See financial statement notes.





ARMOUR Residential REIT, Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(U.S dollar amounts in thousands, except per share amounts)

	Shares		Par		Additional Paid-in Capital	Cumulative Distributions to Stockholders	Accumulated Net Loss	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Preferred Stock	Common Stock	Preferred Stock	Common Stock					
Balance January 1, 2020	8,383	58,877	8	59	3,054,604	(1,644,579)	(328,858)	355,473	1,436,707
Other comprehensive loss	—	—	—	—	—	—	(215,112)	(176,442)	(391,554)
Issuance of Series C Preferred stock, net of expenses	5,347	—	5	—	130,133	—	—	—	130,138
Issuance of common stock, net	—	6,287	—	6	54,569	—	—	—	54,575
Stock based compensation, net of withholding requirements	—	166	—	—	4,071	—	—	—	4,071
Series B Preferred stock, called for redemption	(8,383)	—	(8)	—	(209,575)	—	—	—	(209,583)
Common stock repurchased, net	—	(40)	—	—	(777)	—	—	—	(777)
Series B Preferred dividends	—	—	—	—	—	(1,375)	—	—	(1,375)
Series C Preferred dividends	—	—	—	—	—	(8,412)	—	—	(8,412)
Common stock dividends	—	—	—	—	—	(75,486)	—	—	(75,486)
Balance, December 31, 2020	5,347	65,290	$ 5	65	$ 3,033,025	$ (1,729,852)	$ (543,970)	$ 179,031	$ 938,304
Other comprehensive income (loss)	—	—	—	—	—	—	15,363	(72,058)	(56,695)
Issuance of Series C Preferred stock, net of expenses	1,500	—	2	—	36,583	—	—	—	36,585
Issuance of common stock, net	—	28,628	—	29	328,751	—	—	—	328,780
Stock based compensation, net of withholding requirements	—	234	—	—	4,768	—	—	—	4,768
Series C Preferred dividends	—	—	—	—	—	(11,473)	—	—	(11,473)
Common stock dividends	—	—	—	—	—	(96,630)	—	—	(96,630)
Balance, December 31, 2021	6,847	94,152	$ 7	94	$ 3,403,127	$ (1,837,955)	$ (528,607)	$ 106,973	$ 1,143,639

Continued

ARMOUR Residential REIT, Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(U.S dollar amounts in thousands, except per share amounts)



	Shares		Par		Additional Paid-in Capital	Cumulative Distributions to Stockholders	Accumulated Net Loss	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Preferred Stock	Common Stock	Preferred Stock	Common Stock					
Balance, December 31, 2021	6,847	94,152	7	94	3,403,127	(1,837,955)	(528,607)	106,973	1,143,639
Other comprehensive loss	—	—	—	—	—	—	(229,930)	(118,500)	(348,430)
Issuance of common stock, net	—	70,041	—	70	475,467	—	—	—	475,537
Stock based compensation, net of withholding requirements	—	196	—	—	3,696	—	—	—	3,696
Common stock repurchased, net	—	(1,478)	—	(1)	(7,663)	—	—	—	(7,664)
Series C Preferred dividends	—	—	—	—	—	(11,982)	—	—	(11,982)
Common stock dividends	—	—	—	—	—	(142,424)	—	—	(142,424)
Balance, December 31, 2022	6,847	162,911	$ 7	163	$ 3,874,627	$ (1,992,361)	$ (758,537)	$ (11,527)	$ 1,112,372

See financial statement notes.

ARMOUR Residential REIT, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollar amounts in thousands)

	For the Years Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Cash Flows From Operating Activities:			
Net Income (Loss)	$ (229,930)	$ 15,363	$ (215,112)
Adjustments to reconcile net loss to net cash and cash collateral posted to counterparties provided by (used in) operating activities:			
Net amortization of premium on Agency Securities	18,390	48,127	53,322
Accretion of net discount on Credit Risk and Non-Agency Securities	—	—	(2,849)
Net amortization of U.S. Treasury Securities	(1,879)	(21)	84
Realized (gain) loss on sale of Agency Securities, available for sale	7,452	(10,952)	(143,877)
Impairment losses on available for sale Agency Securities	4,183	—	1,012
(Gain) loss on Agency Securities, trading	946,666	77,145	(19,557)
Loss on Credit Risk and Non-Agency Securities	—	—	189,555
(Gain) loss on U.S. Treasury Securities	152,268	9,391	(21,357)
Stock based compensation	3,696	4,768	4,071
Changes in operating assets and liabilities:			
(Increase) decrease in accrued interest receivable	(17,734)	2,263	21,828
(Increase) decrease in prepaid and other assets	(1,007)	883	7,074
Change in derivatives, at fair value	(783,267)	(134,704)	(100,692)
Increase (decrease) in accrued interest payable- repurchase agreements	18,152	(681)	(30,307)
Increase in accrued interest payable- U.S. Treasury Securities sold short	3,418	—	—
Increase (decrease) in accounts payable and other accrued expenses	3,677	156	(1,019)
Net cash and cash collateral posted to counterparties provided by (used in) operating activities	$ 124,085	$ 11,738	$ (257,824)
Cash Flows From Investing Activities:			
Purchases of Agency Securities (including $203,147 with BUCKLER in 2022)	(11,456,994)	(1,265,942)	(5,838,937)
Purchases of Credit Risk and Non-Agency Securities	—	—	(237,928)
Purchases of U.S. Treasury Securities (including $593,162, $99,053 and $0, respectively with BUCKLER)	(4,820,464)	(987,887)	(4,621,776)
Principal repayments of Agency Securities	573,609	870,985	1,217,164
Principal repayments of Credit Risk and Non-Agency Securities	—	—	45,766
Proceeds from sales of Agency Securities	6,349,056	980,380	10,959,587
Proceeds from sales of Credit Risk and Non-Agency Securities	—	—	889,057

Continued





(U.S. dollar amounts in thousands)

Proceeds from sales of U.S. Treasury Securities (including $814,265 with BUCKLER in 2022)	5,371,563	779,684	4,643,049
Disbursements on reverse repurchase agreements (including $(1,958,460), $(197,750) and $0, respectively with BUCKLER)	(1,958,460)	(391,125)	(858,156)
Receipts from reverse repurchase agreements (including $1,254,184, $197,750 and $0, respectively with BUCKLER)	1,254,184	391,125	858,156
Increase in cash collateral posted by counterparties	792,531	126,356	29,746
Net cash and cash collateral posted to counterparties provided by (used in) investing activities	$ (3,894,975)	$ 503,576	$ 7,085,728
Cash Flows From Financing Activities:			
Redemption of Series B Preferred stock, net of expenses	—	—	(209,583)
Issuance of Series C Preferred stock, net of expenses	—	36,585	130,138
Issuance of common stock, net of expenses	475,537	328,780	54,575
Proceeds from repurchase agreements (including $47,627,748, $18,442,875 and $42,454,015, respectively with BUCKLER)	80,087,456	27,238,071	67,986,298
Principal repayments on repurchase agreements (including $(45,639,677), $(19,477,307) and $(44,563,005), respectively with BUCKLER)	(76,868,159)	(27,826,099)	(74,804,780)
Series B Preferred stock dividends paid	—	—	(1,375)
Series C Preferred stock dividends paid	(11,982)	(11,473)	(8,412)
Common stock dividends paid	(142,424)	(96,630)	(75,486)
Common stock repurchased, net	(7,664)	—	(777)
Net cash and cash collateral posted to counterparties provided by (used in) financing activities	$ 3,532,764	$ (330,766)	$ (6,929,402)
Net increase (decrease) in cash and cash collateral posted to counterparties	(238,126)	184,548	(101,498)
Cash and cash collateral posted to counterparties - beginning of year	356,216	171,668	273,166
Cash and cash collateral posted to counterparties - end of year	$ 118,090	$ 356,216	$ 171,668
Supplemental Disclosure:			
Cash paid during the year for interest	$ 136,966	$ 21,316	$ 183,502
Non-Cash Investing Activities:			
Payable for unsettled purchases	$ (353,436)	$ —	$ —
Net unrealized loss on available for sale Agency Securities	$ (130,135)	$ (61,106)	$ (33,577)

See financial statement notes.

Note 1 - Organization and Nature of Business Operations

References to "we," "us," "our," or the "Company" are to ARMOUR Residential REIT, Inc. ("ARMOUR") and its subsidiaries. References to "ACM" are to ARMOUR Capital Management LP, a Delaware limited partnership. ARMOUR owns a 10.8% equity interest in BUCKLER Securities LLC ("BUCKLER"). BUCKLER is a Delaware limited liability company and a FINRA-regulated broker-dealer, controlled by ACM and certain executive officers of ARMOUR. Refer to the Glossary of Terms for definitions of capitalized terms and abbreviations used in this report. U.S. dollar amounts are presented in thousands, except per share amounts or as otherwise noted.

ARMOUR is an externally managed Maryland corporation incorporated in 2008. The Company is managed by ACM, an investment advisor registered with the SEC (see Note 8 - Commitments and Contingencies and Note 14 - Related Party Transactions). We have elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). Our qualification as a REIT depends on our ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the concentration of ownership of our capital stock. We believe that we are organized in conformity with the requirements for qualification as a REIT under the Code and our manner of operations enables us to meet the requirements for taxation as a REIT for federal income tax purposes. As a REIT, we will generally not be subject to federal income tax on the REIT taxable income that we currently distribute to our stockholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to federal income tax at regular corporate rates. Even if we qualify as a REIT for U.S. federal income tax purposes, we may still be subject to some federal, state and local taxes on our income.

At December 31, 2022 and December 31, 2021, we invested in mortgage backed securities ("MBS"), issued or guaranteed by a United States ("U.S.") Government-sponsored entity ("GSE"), such as the Federal National Mortgage Association ("Fannie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac"), or a government agency such as Government National Mortgage Administration ("Ginnie Mae") (collectively, "Agency Securities"). Our Agency Securities consist primarily of fixed rate loans. The remaining are either backed by hybrid adjustable rate or adjustable rate loans. From time to time we have also invested in Credit Risk and Non-Agency Securities, Interest-Only Securities, U.S. Treasury Securities and money market instruments.

Note 2 - Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"). The consolidated financial statements include the accounts of ARMOUR Residential REIT, Inc. and its subsidiaries. All intercompany accounts and transactions have been eliminated. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates affecting the accompanying consolidated financial statements include the valuation of MBS, including an assessment of the allowance for impairment losses, and derivative instruments. Interest earned/paid on cash collateral posted/held on interest rate swap contracts was reclassified from Interest Income to Gain (loss) on derivatives, net, in the consolidated financial statements to conform to current presentation. No other reclassifications have been made to previously reported amounts.



Note 3 - Summary of Significant Accounting Policies

Cash

Cash includes cash on deposit with financial institutions. We may maintain deposits in federally insured financial institutions in excess of federally insured limits. However, management believes we are not exposed to significant credit risk due to the financial position and creditworthiness of the depository institutions in which those deposits are held.

Cash Collateral Posted To/By Counterparties

Cash collateral posted to/by counterparties represents cash posted by us to counterparties or posted by counterparties to us as collateral. Cash collateral posted to/by counterparties may include collateral for interest rate swap contracts, interest rate swaptions, basis swap contracts, futures contracts, repurchase agreements on our MBS and our Agency Securities purchased or sold on a to-be-announced basis ("TBA Agency Securities").

Investments in Securities, at Fair Value

Our investments in securities are generally classified as either available for sale or trading securities. Management determines the appropriate classifications of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date.

Available for Sale Securities represent investments that we intend to hold for extended periods of time and are reported at their estimated fair values with unrealized gains and losses excluded from earnings and reported as part of comprehensive income (loss).

Trading Securities are reported at their estimated fair values with gains and losses included in Other Income (Loss) as a component of the consolidated statements of operations and comprehensive income (loss).

Receivables and Payables for Unsettled Sales and Purchases

We account for purchases and sales of securities on the trade date, including purchases and sales for forward settlement. Receivables and payables for unsettled trades represent the agreed trade price multiplied by the outstanding balance of the securities at the balance sheet date.

Accrued Interest Receivable and Payable

Accrued interest receivable includes interest accrued between payment dates on securities and interest on unsettled sales of securities. Accrued interest payable includes interest on unsettled purchases of securities and interest on repurchase agreements. At certain times, we may have interest payable on U.S. Treasury Securities sold short.

Repurchase Agreements, net

We finance the acquisition of the majority of our MBS through the use of repurchase agreements. Our repurchase agreements are secured by our MBS and bear interest rates that have historically moved in close relationship to the Federal Funds Rate and short-term London Interbank Offered Rate ("LIBOR") (prior to its dissolution), and more recently the Secured Overnight Funding Rate ("SOFR"). Under these repurchase agreements, we sell MBS to a lender and agree to repurchase the same MBS in the future for a price that is higher than the original sales price. The difference between the sales price that we receive and the repurchase price that we pay represents interest paid to the lender, which accrues over the life of the repurchase agreement. A repurchase agreement operates as a financing arrangement under which we pledge our MBS as collateral to secure a loan which is equal in value to a specified percentage of the estimated fair value of the pledged collateral. We retain beneficial ownership of the pledged collateral. At the maturity of a repurchase agreement, we





(U.S dollar amounts in thousands, except per share)

are required to repay the loan and concurrently receive back our pledged collateral from the lender or, with the consent of the lender, we may renew such agreement at the then prevailing interest rate. The repurchase agreements may require us to pledge additional assets to the lender in the event the estimated fair value of the existing pledged collateral declines.

In addition to the repurchase agreement financing discussed above, at certain times, we have entered into reverse repurchase agreements with certain of our repurchase agreement counterparties. Under a typical reverse repurchase agreement, we purchase U.S. Treasury Securities from a borrower in exchange for cash and agree to sell the same securities in the future in exchange for a price that is higher than the original purchase price. The difference between the purchase price originally paid and the sale price represents interest received from the borrower. Reverse repurchase agreement receivables and repurchase agreement liabilities are presented net when they meet certain criteria, including being with the same counterparty, being governed by the same master repurchase agreement ("MRA"), settlement through the same brokerage or clearing account and maturing on the same day. At December 31, 2022, we had $704,276 in reverse repurchase agreements which is recorded in repurchase agreements, net on our consolidated balance sheet. We did not have any reverse repurchase agreements outstanding at December 31, 2021.

Obligations to Return Securities Received as Collateral, at Fair Value

We also sell to third parties the U.S. Treasury Securities received as collateral for reverse repurchase agreements and recognize the resulting obligation to return said U.S. Treasury Securities as a liability on our consolidated balance sheet. Interest is recorded on the repurchase agreements, reverse repurchase agreements and U.S. Treasury Securities on an accrual basis and presented as net interest expense. Both parties to the transaction have the right to make daily margin calls based on changes in the fair value of the collateral received and/or pledged. We had obligations to return securities received as collateral associated with our reverse repurchase agreements as of December 31, 2022 of $502,656 ($100,531 of which were with BUCKLER). We did not have such obligations at December 31, 2021.

Derivatives, at Fair Value

We recognize all derivatives individually as either assets or liabilities at fair value on our consolidated balance sheets. All changes in the fair values of our derivatives are reflected in our consolidated statements of operations and comprehensive income (loss). We designate derivatives as hedges for tax purposes and any unrealized derivative gains or losses would not affect our distributable net taxable income. These transactions may include interest rate swap contracts, interest rate swaptions, basis swap contracts and futures contracts.

We also may utilize forward contracts for the purchase or sale of TBA Agency Securities. We account for TBA Agency Securities as derivative instruments if it is reasonably possible that we will not take or make physical delivery of the Agency Security upon settlement of the contract. We account for TBA dollar roll transactions as a series of derivative transactions. We may also purchase and sell TBA Agency Securities as a means of investing in and financing Agency Securities (thereby increasing our “at risk” leverage) or as a means of disposing of or reducing our exposure to Agency Securities (thereby reducing our “at risk” leverage). We agree to purchase or sell, for future delivery, Agency Securities with certain principal and interest terms and certain types of collateral, but the particular Agency Securities to be delivered are not identified until shortly before the TBA settlement date. We may also choose, prior to settlement, to move the settlement of these securities out to a later date by entering into an offsetting short or long position (referred to as a “pair off”), net settling the paired off positions for cash, and simultaneously purchasing or selling a similar TBA Agency Security for a later settlement date. This transaction is commonly referred to as a “dollar roll.” When it is reasonably possible that we will pair off a TBA Agency Security, we account for that contract as a derivative.

Impairment of Assets

We assess impairment of available for sale securities at least on a quarterly basis and more frequently when economic or market concerns warrant such evaluation. We consider an impairment if we (1) intend to sell the available for sale securities, or (2) believe it is more likely than not that we will be required to sell the securities before recovery (for example, because of liquidity requirements or contractual obligations) and a credit impairment exists where fair value is less than amortized cost. Impairment losses recognized establish a new cost basis for the related available for sale securities.

Revenue Recognition

Interest income is earned and recognized on Agency Securities based on their unpaid principal amounts and their contractual terms. Recognition of interest income commences on the settlement date of the purchase transaction and continues through the settlement date of the sale transaction. Premiums and discounts associated with the purchase of Multi-Family MBS, which are generally not subject to prepayment, are amortized or accreted into interest income over the contractual lives of the securities using a level yield method. Premiums and discounts associated with the purchase of other Agency Securities are amortized or accreted into interest income over the actual lives of the securities, reflecting actual prepayments as they occur. Purchase and sale transactions (including TBA Agency Securities) are recorded on the trade date to the extent it is probable that we will take or make timely physical delivery of the related securities. Gains or losses realized from sales of available for sale securities are reclassified into income from Comprehensive Loss and are determined using the specific identification method.

Interest income on U.S. Treasury Securities is recognized based on their unpaid principal amounts and their contractual terms. Recognition of interest income commences on the settlement date of the purchase transaction and continues through the settlement date of the sale transaction.

Comprehensive Income (Loss)

Comprehensive income (loss) refers to the sum of net income and other comprehensive income (loss). It represents all changes in equity during a period from transactions and other events from non-owner sources. It excludes all changes in equity during a period resulting from investments by owners and distributions to owners.

Note 4 - Fair Value of Financial Instruments

Our valuation techniques for financial instruments use observable and unobservable inputs. Observable inputs reflect readily obtainable data from third-party sources, while unobservable inputs reflect management's market assumptions. The Accounting Standards Codification Topic No. 820, "Fair Value Measurement," classifies these inputs into the following hierarchy:

Level 1 Inputs - Quoted prices for identical instruments in active markets.

Level 2 Inputs - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs - Prices determined using significant unobservable inputs. Unobservable inputs may be used in situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period). Unobservable inputs reflect management's assumptions about the factors that market participants would use in pricing an asset or liability and would be based on the best information available.

At the beginning of each quarter, we assess the assets and liabilities that are measured at fair value on a recurring basis to determine if any transfers between levels in the fair value hierarchy are needed.





(U.S dollar amounts in thousands, except per share)

The following describes the valuation methodologies used for our assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. Any transfers between levels are assumed to occur at the beginning of the reporting period.

Investment in Securities

Fair value for our investments in securities are based on obtaining a valuation for each security from third-party pricing services and/or dealer quotes. The third-party pricing services use common market pricing methods that may include pricing models that may incorporate such factors as coupons, prepayment speeds, spread to the Treasury curves and interest rate swap curves, duration, periodic and life caps and credit enhancement. If the fair value of a security is not available from the third-party pricing services or such data appears unreliable, we obtain pricing indications from up to three dealers who make markets in similar securities. Management reviews pricing used to ensure that current market conditions are properly reflected. This review includes, but is not limited to, comparisons of similar market transactions or alternative third-party pricing services, dealer pricing indications and comparisons to a third-party pricing model. Fair values obtained from the third-party pricing services for similar instruments are classified as Level 2 securities if the inputs to the pricing models used are consistent with the Level 2 definition. If quoted prices for a security are not reasonably available from the third-party pricing service, but dealer pricing indications are, the security will be classified as a Level 2 security. If neither is available, management will determine the fair value based on characteristics of the security that we receive from the issuer and based on available market information and classify it as a Level 3 security. U.S. Treasury Securities are classified as Level 1, as quoted unadjusted prices are available in active markets for identical assets.

Derivatives

The fair values of our interest rate swap contracts, interest rate swaptions and basis swap contracts are valued using information provided by third-party pricing services that incorporate common market pricing methods that may include current interest rate curves, forward interest rate curves and market spreads to interest rate curves and are classified as Level 2. We estimate the fair value of TBA Agency Securities based on similar methods used to value our Agency Securities and they are classified as Level 2. Management compares the pricing information received to dealer quotes to ensure that the current market conditions are properly reflected. Futures contracts are traded on the Chicago Mercantile Exchange which requires the use of daily mark-to-market collateral and they are classified as Level 1.

The following tables provide a summary of our assets and liabilities that are measured at fair value on a recurring basis at December 31, 2022 and December 31, 2021.

December 31, 2022	Level 1	Level 2	Level 3	Balance
Assets at Fair Value:				
Agency Securities	$ —	$ 8,198,591	$ —	$ 8,198,591
Derivatives	$ 94	$ 984,362	$ —	$ 984,456
Liabilities at Fair Value:				
Derivatives	$ —	$ 13,016	$ —	$ 13,016



(U.S dollar amounts in thousands, except per share)

December 31, 2021	Level 1	Level 2	Level 3	Balance
Assets at Fair Value:				
Agency Securities	$ —	$ 4,406,521	$ —	$ 4,406,521
U.S. Treasury Securities	$ 198,833	$ —	$ —	$ 198,833
Derivatives	$ —	$ 199,073	$ —	$ 199,073
Liabilities at Fair Value:				
Derivatives	$ —	$ 10,900	$ —	$ 10,900

There were no transfers of assets or liabilities between the levels of the fair value hierarchy during the year ended December 31, 2022 or for the year ended December 31, 2021.

Excluded from the tables above are financial instruments, including cash, cash collateral posted to/by counterparties, receivables, the Subordinated loan to BUCKLER, payables, borrowings under repurchase agreements, net and obligations to return securities received as collateral, which are presented in our consolidated financial statements at cost, which approximates fair value. The estimated fair value of these instruments is measured using "Level 1" or "Level 2" inputs at December 31, 2022 and December 31, 2021.

Note 5 - Investments in Securities

As of December 31, 2022 and December 31, 2021, our securities portfolio consisted of $8,198,591 and $4,605,354 of investment securities, at fair value, respectively, and $777,469 and $4,575,060 of TBA Agency Securities, at fair value, respectively. Our TBA Agency Securities are reported at net carrying value of $(11,797) and $7,697, at December 31, 2022 and December 31, 2021, respectively, and are reported in Derivatives, at fair value on our consolidated balance sheets (see Note 7 - Derivatives*)*. The net carrying value of our TBA Agency Securities represents the difference between the fair value of the underlying Agency Security in the TBA contract and the cost basis or the forward price to be paid or received for the underlying Agency Security.

Beginning in the second quarter of 2020, we designated Agency MBS purchased as “trading securities” for financial reporting purposes, and consequently, fair value changes for these investments will be reported in net income. We anticipate continuing this designation for newly acquired Agency MBS positions because it is more representative of our results of operations insofar as the fair value changes for these securities are presented in a manner consistent with the presentation and timing of the fair value changes of our hedging instruments. Fair value changes for the legacy Agency Securities designated as available for sale are reported in other comprehensive income as required by GAAP.

The tables below present the components of the carrying value and the unrealized gain or loss position of our investments in securities at December 31, 2022 and December 31, 2021.

December 31, 2022	Principal Amount	Amortized Cost	Gross Unrealized Loss	Gross Unrealized Gain	Fair Value
Agency Securities:					
Available for sale securities	$ 191,870	$ 199,472	$ (11,527)	$ —	$ 187,945
Trading securities	8,519,397	8,553,485	(543,207)	368	8,010,646
Total Agency Securities	$ 8,711,267	$ 8,752,957	$ (554,734)	$ 368	$ 8,198,591



(U.S dollar amounts in thousands, except per share)

December 31, 2021	Principal Amount	Amortized Cost	Gross Unrealized Loss	Gross Unrealized Gain	Fair Value
Agency Securities:					
Available for sale securities	$ 1,248,910	$ 1,280,872	$ (45)	$ 107,018	$ 1,387,845
Trading securities	2,910,168	3,072,199	(54,625)	1,102	3,018,676
Total Agency Securities	$ 4,159,078	$ 4,353,071	$ (54,670)	$ 108,120	$ 4,406,521
U.S. Treasury Securities	200,000	198,987	(154)	—	198,833
Total Investments in Securities	$ 4,359,078	$ 4,552,058	$ (54,824)	$ 108,120	$ 4,605,354

The following tables summarize the weighted average lives of our investments in securities at December 31, 2022 and December 31, 2021.

Weighted Average Life	Available for Sale Securities		Trading Securities	
December 31, 2022	Fair Value	Amortized Cost	Fair Value	Amortized Cost
< 1 year	$ 61	$ 64	$ —	$ —
≥ 1 year and < 3 years	2,390	2,525	—	—
≥ 3 years and < 5 years	11,541	12,171	—	—
≥ 5 years	173,953	184,712	8,010,646	8,553,485
Totals	$ 187,945	$ 199,472	$ 8,010,646	$ 8,553,485

Weighted Average Life	Available for Sale Securities		Trading Securities	
December 31, 2021	Fair Value	Amortized Cost	Fair Value	Amortized Cost
< 1 year	$ 179	$ 174	$ 99,973	$ 99,978
≥ 1 year and < 3 years	27,110	26,731	5,323	5,365
≥ 3 years and < 5 years	333,598	319,762	472,774	475,600
≥ 5 years	1,026,958	934,205	2,639,439	2,690,243
Totals	$ 1,387,845	$ 1,280,872	$ 3,217,509	$ 3,271,186

We use a third-party model to calculate the weighted average lives of our investments in securities. Weighted average life is calculated based on expectations for estimated prepayments for the underlying mortgage loans of our investments in securities. These estimated prepayments are based on assumptions such as interest rates, current and future home prices, housing policy and borrower incentives. The weighted average lives of our investments in securities at December 31, 2022 and December 31, 2021 in the tables above are based upon market factors, assumptions, models and estimates from the third-party model and also incorporate management's judgment and experience. The actual weighted average lives of these securities could be longer or shorter than estimated.

Available for Sale Securities

At least quarterly, we evaluate our available for sale securities to determine if the available for sale securities in an unrealized loss position are impaired. In the first quarter of 2020, we recognized an impairment of $1,012 in our consolidated statements of operations and comprehensive income (loss) as we had determined that we may have been required to sell certain securities in the near future. No impairment loss was required for the



(U.S dollar amounts in thousands, except per share)

remainder of 2020. No impairment loss was required for the year ended December 31, 2021. During the third quarter of 2022, we recognized an impairment of $4,183 in our consolidated statements of operations and comprehensive income (loss), as we had decided to sell certain available for sale securities before they recovered in value. Subsequent to December 31, 2022, we sold the remaining balance of our Agency Securities, available for sale and purchased Agency Securities, trading.

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020, we sold $988,728, $167,202 and $10,800,879 of Agency Securities, available for sale, which resulted in a gain (loss) of $(7,452), $10,952 and $143,877, respectively.

The following table presents the unrealized losses and estimated fair value of our available for sale securities by length of time that such securities have been in a continuous unrealized loss position at December 31, 2022 and December 31, 2021. All of our available for sale securities are issued and guaranteed by GSEs or Ginnie Mae. The GSEs have a long term credit rating of AA+.

	Unrealized Loss Position For:					
	< 12 Months		≥ 12 Months		Total	
Agency Securities Available for Sale	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2022	$ 187,397	$ (11,497)	$ 548	$ (30)	$ 187,945	$ (11,527)
December 31, 2021	$ 2,924	$ (17)	$ 5,185	$ (28)	$ 8,109	$ (45)

Actual maturities of available for sale securities are generally shorter than stated contractual maturities because actual maturities of available for sale securities are affected by the contractual lives of the underlying mortgages, periodic payments of principal and prepayments of principal.

Note 6 - Repurchase Agreements, net

At December 31, 2022, we had active MRAs with 38 counterparties and had $6,463,058 in outstanding borrowings with 16 of those counterparties. At December 31, 2021, we had active MRAs with 34 counterparties and had $3,948,037 in outstanding borrowings with 18 of those counterparties.

The following table represents the contractual repricing regarding our repurchase agreements to finance MBS purchases at December 31, 2022 and December 31, 2021. At December 31, 2021, no amounts below were subject to offsetting. Our repurchase agreements require excess collateral, known as a “haircut.” At December 31, 2022, the average haircut percentage was 3.85% compared to 3.45% at December 31, 2021. The haircut for our repurchase agreements vary by counterparty and therefore, the changes in the average haircut percentage will vary with the changes in our counterparty repurchase agreement balances.

December 31, 2022	Balance	Weighted Average Contractual Rate	Weighted Average Maturity in days
Agency Securities			
≤ 30 days (1)	$ 5,912,572	4.43 %	15
> 30 days to ≤ 60 days	550,486	4.48 %	34
Total or Weighted Average	6,463,058	4.43 %	16

(1) Net of reverse repurchase agreements of $704,276. Obligations to return securities received as collateral of $502,656 associated with the reverse repurchase agreements are all due within 30 days.



(U.S dollar amounts in thousands, except per share)

December 31, 2021	Balance	Weighted Average Contractual Rate	Weighted Average Maturity in days
Agency Securities			
≤ 30 days	$ 2,565,743	0.13 %	13
> 30 days to ≤ 60 days	647,584	0.13 %	35
> 60 days to ≤ 90 days	635,710	0.11 %	89
Total or Weighted Average	3,849,037	0.13 %	29
U.S. Treasury Securities			
≤ 30 days	99,000	0.12 %	3
Total or Weighted Average	$ 3,948,037	0.12 %	29

The following table presents information about the gross and net securities purchased and sold under our repurchase agreements, net on the accompanying consolidated balance sheets at December 31, 2022. At December 31, 2021, we did not have any reverse repurchase agreement obligations.

December 31, 2022				Gross Amounts Not Offset		
	Gross Amounts	Gross Amounts offset in the Consolidated Balance Sheet	Net Amounts Presented in the Consolidated Balance Sheet	Financial Instruments (1)	Cash Collateral	Total Net
Assets						
Reverse Repurchase Agreements	$ 704,276	$ (704,276)	$ —	$ —	$ 189	$ 189
Totals	$ 704,276	$ (704,276)	$ —	$ —	$ 189	$ 189
Liabilities						
Repurchase Agreements	$ (7,167,334)	$ 704,276	$ (6,463,058)	$ 6,463,058	$ —	$ —
Totals	$ (7,167,334)	$ 704,276	$ (6,463,058)	$ 6,463,058	$ —	$ —

(1) The fair value of securities pledged against our repurchase agreements was $7,249,039 at December 31, 2022.

Our repurchase agreements require that we maintain adequate pledged collateral. A decline in the value of the MBS pledged as collateral for borrowings under repurchase agreements could result in the counterparties demanding additional collateral pledges or liquidation of some of the existing collateral to reduce borrowing levels. We manage this risk by maintaining an adequate balance of available cash and unpledged securities. An event of default or termination event under the standard MRA would give our counterparty the option to terminate all repurchase transactions existing with us and require any amount due to be payable immediately. In addition, certain of our MRAs contain a restriction that prohibits our leverage from exceeding twelve times our stockholders' equity as well as termination events in the case of significant reductions in equity capital. We also may receive cash or securities as collateral from our derivative counterparties which we may use as additional collateral for repurchase agreements. Certain interest rate swap contracts provide for cross collateralization and cross default with repurchase agreements and other contracts with the same counterparty.



(U.S dollar amounts in thousands, except per share)

At December 31, 2022 and December 31, 2021, BUCKLER accounted for 50.2% and 49.7%, respectively, of our aggregate borrowings and had an amount at risk of 12.9% and 5.0%, respectively, of our total stockholders' equity with a weighted average maturity of 15 days and 35 days, respectively, on repurchase agreements, net (see Note 14 - Related Party Transactions).

In addition, at December 31, 2022, we had 3 repurchase agreement counterparties that individually accounted for over 5% of our aggregate borrowings. In total, these counterparties accounted for approximately 28.1% of our repurchase agreement borrowings outstanding at December 31, 2022. At December 31, 2021, we had 2 repurchase agreement counterparties that individually accounted for over 5% of our aggregate borrowings. In total, these counterparties accounted for 16.0% of our repurchase agreement borrowings at December 31, 2021.

Note 7 - Derivatives

We enter into derivative transactions to manage our interest rate risk and agency mortgage rate exposures. We have agreements with our derivative counterparties that provide for the posting of collateral based on the fair values of our derivatives. Through this margin process, either we or our counterparties may be required to pledge cash or securities as collateral. Collateral requirements vary by counterparty and change over time based on the fair value, notional amount and remaining term of the contracts. Certain contracts provide for cross collateralization and cross default with repurchase agreements and other contracts with the same counterparty.

Interest rate swap contracts are designed to lock in funding costs for repurchase agreements associated with our assets in such a way to help assure the realization of net interest margins. Such transactions are based on assumptions about prepayments which, if not realized, will cause transaction results to differ from expectations. Interest rate swaptions generally provide us the option to enter into an interest rate swap agreement at a certain point of time in the future with a predetermined notional amount, stated term and stated rate of interest in the fixed leg and interest rate index on the floating leg. Basis swap contracts allow us to exchange one floating interest rate basis for another, thereby allowing us to diversify our floating rate basis exposures.

Futures contracts are traded on the Chicago Mercantile Exchange ("CME") which requires the use of daily mark-to-market collateral and the CME provides substantial credit support. The collateral requirements of the CME require us to pledge assets under a bi-lateral margin arrangement, including either cash or Agency Securities and these requirements may vary and change over time based on the market value, notional amount and remaining term of the futures contracts. In the event we are unable to meet a margin call under one of our futures contracts, the counterparty to such agreement may have the option to terminate or close-out all of the outstanding futures contracts with us. In addition, any close-out amount due to the counterparty upon termination of the counterparty's transactions would be immediately payable by us pursuant to the applicable agreement.

TBA Agency Securities are forward contracts for the purchase ("long position") or sale ("short position") of Agency Securities at a predetermined price, face amount, issuer, coupon and stated maturity on an agreed-upon future date. The specific Agency Securities delivered into the contract upon the settlement date, published each month by the Securities Industry and Financial Markets Association, are not known at the time of the transaction. We may enter into TBA Agency Securities as a means of hedging against short-term changes in interest rates. We may also enter into TBA Agency Securities as a means of acquiring or disposing of Agency Securities and we may from time to time utilize TBA dollar roll transactions to finance Agency Security purchases. We estimate the fair value of TBA Agency Securities based on similar methods used to value our Agency Securities.

We have netting arrangements in place with all derivative counterparties pursuant to standard documentation developed by ISDA. We are also required to post or hold cash collateral based upon the net underlying market value of our open positions with the counterparty. A decline in the value of the open positions with the counterparty could result in the counterparties demanding additional collateral pledges or liquidation of some of the existing collateral to reduce borrowing levels. We manage this risk by maintaining an adequate



(U.S dollar amounts in thousands, except per share)

balance of available cash and unpledged securities. An event of default or termination event under the standard ISDA would give our counterparty the option to terminate all repurchase transactions existing with us and require any amount due to be payable immediately. In addition, certain of our ISDAs contain a restriction that prohibits our leverage from exceeding twelve times our stockholders' equity as well as termination events in the case of significant reductions in equity capital.

The following tables present information about the potential effects of netting our derivatives if we were to offset the assets and liabilities on the accompanying consolidated balance sheets. We currently present these financial instruments at their gross amounts and they are included in Derivatives, at fair value on the accompanying consolidated balance sheets at December 31, 2022 and December 31, 2021.

		Gross Amounts Not Offset		
Assets	**Gross Amounts[(1)]**	**Financial Instruments**	**Cash Collateral**	**Total Net**
December 31, 2022				
Interest rate swap contracts	$ 983,659	$ —	$ (955,941)	$ 27,718
Futures contracts	94	(516)	9,334	8,912
TBA Agency Securities	703	(12,500)	13,633	1,836
Totals	$ 984,456	$ (13,016)	$ (932,974)	$ 38,466
December 31, 2021				
Interest rate swap contracts	$ 187,661	$ (7,185)	$ (161,529)	$ 18,947
TBA Agency Securities	11,412	(3,715)	4,036	11,733
Totals	$ 199,073	$ (10,900)	$ (157,493)	$ 30,680

(1) See Note 4 - Fair Value of Financial Instruments for additional discussion.

		Gross Amounts Not Offset		
Liabilities	**Gross Amounts[(1)]**	**Financial Instruments**	**Cash Collateral**	**Total Net**
December 31, 2022				
Futures contracts	$ (516)	$ 516	$ —	$ —
TBA Agency Securities	(12,500)	12,500	—	—
Totals	$ (13,016)	$ 13,016	$ —	$ —
December 31, 2021				
Interest rate swap contracts	$ (7,185)	$ 7,185	$ —	$ —
TBA Agency Securities	(3,715)	3,715	—	—
Totals	$ (10,900)	$ 10,900	$ —	$ —

(1) See Note 4 - Fair Value of Financial Instruments for additional discussion.



(U.S dollar amounts in thousands, except per share)

The following table represents the information regarding our derivatives which are included in Gain on derivatives, net in the accompanying consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

	Income (Loss) Recognized For the Years Ended		
Derivatives	December 31, 2022	December 31, 2021	December 31, 2020
Interest rate swap contracts	$ 853,186	$ 73,839	$ (395,728)
Futures contracts	95,300	2	—
TBA Agency Securities	(137,652)	(21,347)	111,927
Total Gain on Derivatives, net	$ 810,834	$ 52,494	$ (283,801)

The following tables present information about our derivatives at December 31, 2022 and December 31, 2021.

Interest Rate Swaps (1)	Notional Amount	Weighted Average Remaining Term (Months)	Weighted Average Rate
December 31, 2022			
< 3 years	$ 1,066,000	10	0.10 %
≥ 3 years and < 5 years	1,182,000	50	0.63 %
≥ 5 years and < 7 years	754,000	82	0.62 %
≥ 7 years	3,348,000	99	0.96 %
Total or Weighted Average (2)	$ 6,350,000	73	0.72 %
December 31, 2021			
< 3 years	$ 1,593,000	15	0.08 %
≥ 3 years and < 5 years	708,000	57	0.24 %
≥ 5 years and < 7 years	707,000	64	0.88 %
≥ 7 years	4,202,000	107	0.87 %
Total or Weighted Average (3)	$ 7,210,000	77	0.63 %

(1) Pay Fixed/Receive Variable

(2) Of this amount, $803,000 notional are SOFR based swaps, the last of which matures in 2032; and $5,547,000 notional are Federal Funds Rate based swaps, the last of which matures in 2032.

(3) Of this amount, $1,203,000 notional are SOFR based swaps, the last of which matures in 2023; and $6,007,000 notional are Federal Funds Rate based swaps, the last of which matures in 2032.



(U.S dollar amounts in thousands, except per share)

TBA Agency Securities	Notional Amount	Cost Basis	Fair Value
December 31, 2022			
30 Year Long			
4.5%	500,000	489,805	481,641
5.0%	300,000	300,164	295,828
Total (1)	$ 800,000	$ 789,969	$ 777,469

TBA Agency Securities	Notional Amount	Cost Basis	Fair Value
December 31, 2021			
15 Year Long			
1.5%	$ 1,000,000	$ 999,840	$ 1,003,125
2.0%	1,700,000	1,733,652	1,738,695
30 Year Long			
2.0%	300,000	300,789	299,227
2.5%	1,200,000	1,224,820	1,223,510
3.0%	300,000	309,734	310,503
Total (1)	$ 4,500,000	$ 4,568,835	$ 4,575,060

(1) $400,000 notional and $400,000 notional were forward settling at December 31, 2022 and December 31, 2021, respectively.

Note 8 - Commitments and Contingencies

Management

The Company is managed by ACM, pursuant to a management agreement (see also Note 14, "Related Party Transactions"). The management agreement entitles ACM to receive a management fee payable monthly in arrears. Currently, the monthly management fee is 1/12th of the sum of (a) 1.5% of gross equity raised up to $1.0 billion plus (b) 0.75% of gross equity raised in excess of $1.0 billion. Gross equity raised includes the total amounts of paid in capital relating to both our common and preferred stock, plus brokerage commissions and other costs of capital raising. Amounts paid to shareholders to repurchase stock, before any brokerage commissions and costs, reduces gross equity raised. Dividends specifically designated by the Board as liquidation dividends will reduce the amount of gross equity raised. To date, the Board has not so designated any of the dividends paid by the Company. Realized and unrealized gains and losses do not affect the amount of gross equity raised. At December 31, 2022, December 31, 2021 and December 31, 2020, the effective management fee, prior to management fees waived, was 0.95%, 0.98% and 1.00% based on gross equity raised of $3,787,042, $3,313,937 and $2,944,169, respectively.

ACM began waiving 40% of its management fee during the second quarter of 2020 and on January 13, 2021, ACM notified ARMOUR that it intended to adjust the fee waiver to the rate of $2,400 for the first quarter of 2021 and $800 per month thereafter. On April 20, 2021, ACM notified ARMOUR that it intended to adjust the fee waiver to the rate of $2,100 for the second quarter of 2021 and $700 per month thereafter. On October 25, 2021, ACM notified ARMOUR that it intended to adjust the fee waiver from the rate of $700 per month to $650 per month, effective November 1, 2021, until further notice. During the years ended December 31, 2022, December 31, 2021 and December 31, 2020 ACM waived management fees of $7,800, $8,600 and $8,855 respectively. The monthly management fees are not calculated based on the performance of our assets. Accordingly, the payment of our monthly management fees may not decline in the event of a decline in our earnings and may cause us to incur



(U.S dollar amounts in thousands, except per share)

losses. We are also responsible for any costs and expenses that ACM incurs solely on our behalf other than the various overhead expenses specified in the terms of the management agreement.

On February 14, 2023, ACM notified ARMOUR that it intended to adjust the fee waiver to the rate of $1,650 for the first quarter of 2023 and $550 per month thereafter until ACM provides further notice to ARMOUR. ACM may terminate this waiver for any month by providing notice to ARMOUR on or before the 25th day of the preceding month. This waiver does not constitute a waiver of any other amounts due to ACM from ARMOUR under the Agreement or otherwise, including but not limited to any expense reimbursements, any amounts calculated by reference to the contractual Base Management Fee, or any awards under the 2009 Stock Incentive Plan as amended (the "Plan").

On February 14, 2023, the Company extended the contractual term of the management agreement through December 31, 2029. Based on the management fee base, gross equity raised, as of that date, the Company's contractual management fee commitments are:

Year	Contractual Management Fee	
2023	$	37,200
2024		37,275
2025		37,275
2026		37,275
2027		37,275
2028		37,275
2029		37,275
Total	$	260,850

The Company cannot voluntarily terminate the management agreement without cause before the expiration of its contractual term. If the management agreement is terminated in connection with a liquidation of the Company or certain business combination transactions, the Company is obliged to pay ACM a termination fee equal to 4 times the contractual management fee (before any waiver) for the preceding 12 months.

Indemnifications and Litigation

We enter into certain contracts that contain a variety of indemnifications, principally with ACM and underwriters, against third-party claims for errors and omissions in connection with their services to us. We have not incurred any costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the estimated fair value of these agreements, as well as the maximum amount attributable to past events, is not material. Accordingly, we have no liabilities recorded for these agreements at December 31, 2022 and December 31, 2021.

Nine putative class action lawsuits were filed in connection with the tender offer (the "Tender Offer") and merger (the "Merger") for JAVELIN. The Tender Offer and Merger are collectively defined herein as the "Transactions." All nine suits name ARMOUR, the previous members of JAVELIN's board of directors prior to the Merger (of which eight are current members of ARMOUR's board of directors) (the "Individual Defendants") and JMI Acquisition Corporation ("Acquisition") as defendants. Certain cases also name ACM and JAVELIN as additional defendants. The lawsuits were brought by purported holders of JAVELIN's common stock, both individually and on behalf of a putative class of JAVELIN's stockholders, alleging that the Individual Defendants breached their fiduciary duties owed to the plaintiffs and the putative class of JAVELIN stockholders, including claims that the Individual Defendants failed to properly value JAVELIN; failed to take steps to maximize the value of JAVELIN to its



(U.S dollar amounts in thousands, except per share)

stockholders; ignored or failed to protect against conflicts of interest; failed to disclose material information about the Transactions; took steps to avoid competitive bidding and to give ARMOUR an unfair advantage by failing to adequately solicit other potential acquirors or alternative transactions; and erected unreasonable barriers to other third-party bidders. The suits also allege that ARMOUR, JAVELIN, ACM and Acquisition aided and abetted the alleged breaches of fiduciary duties by the Individual Defendants. The lawsuits seek equitable relief, including, among other relief, to enjoin consummation of the Transactions, or rescind or unwind the Transactions if already consummated, and award costs and disbursements, including reasonable attorneys' fees and expenses. The sole Florida lawsuit was never served on the defendants, and that case was voluntarily dismissed and closed on January 20, 2017. On April 25, 2016, the Maryland court issued an order consolidating the eight Maryland cases into one action, captioned In re JAVELIN Mortgage Investment Corp. Shareholder Litigation (Case No. 24-C-16-001542), and designated counsel for one of the Maryland cases as interim lead co-counsel. On May 26, 2016, interim lead counsel filed the Consolidated Amended Class Action Complaint for Breach of Fiduciary Duty asserting consolidated claims of breach of fiduciary duty, aiding and abetting the breaches of fiduciary duty, and waste. On June 27, 2016, defendants filed a Motion to Dismiss the Consolidated Amended Class Action Complaint for failing to state a claim upon which relief can be granted. A hearing was held on the Motion to Dismiss on March 3, 2017, and the Court reserved ruling. On August 16, 2021, the court ordered that the entry of an Order of Dismissal is further deferred until February 1, 2022. On March 1, 2022, the court deferred the Order of Dismissal until September 1, 2022. On October 25, 2022, the court deferred the Order of Dismissal until May 1, 2023, and if the case is not fully disposed of by that date, the clerk shall enter on the docket "dismissed for lack of prosecution without prejudice."

Each of ARMOUR, JAVELIN, ACM and the Individual Defendants intends to defend the claims made in these lawsuits vigorously; however, there can be no assurance that any of ARMOUR, JAVELIN, ACM or the Individual Defendants will prevail in its defense of any of these lawsuits to which it is a party. An unfavorable resolution of any such litigation surrounding the Transactions may result in monetary damages being awarded to the plaintiffs and the putative class of former stockholders of JAVELIN and the cost of defending the litigation, even if resolved favorably, could be substantial. Due to the preliminary nature of all of these suits, ARMOUR is not able at this time to estimate their outcome.

Note 9 - Stock Based Compensation

We adopted the Plan to attract, retain and reward directors and other persons who provide services to us in the course of operations. The Plan authorizes the Board to grant awards including common stock, restricted shares of common stock ("RSUs"), stock options, performance shares, performance units, stock appreciation rights and other equity and cash-based awards (collectively, "Awards"), subject to terms as provided in the Plan. At December 31, 2022, there were 2,167 shares available for future issuance under the Plan. In February 2023, 980 RSUs were granted to certain officers of ARMOUR and 320 RSUs were granted to the Board, leaving 867 shares available for future issuance.



(U.S dollar amounts in thousands, except per share)

Transactions related to awards for the years ended December 31, 2022, December 31, 2021 and December 31, 2020 are summarized below:

	For the Years Ended					
	December 31, 2022		December 31, 2021		December 31, 2020	
	Number of Awards	Weighted Average Grant Date Fair Value per Award	Number of Awards	Weighted Average Grant Date Fair Value per Award	Number of Awards	Weighted Average Grant Date Fair Value per Award
Unvested RSU Awards Outstanding beginning of period	823	$ 14.07	496	$ 19.77	247	$ 24.82
Granted (1)	—	$ —	635	$ 11.08	502	$ 17.85
Vested	(255)	$ 16.72	(308)	$ 17.08	(205)	$ 20.41
Forfeited	—	$ —	—	$ —	(48)	$ 23.14
Unvested RSU Awards Outstanding end of period	568	$ 12.88	823	$ 14.07	496	$ 19.77

(1) During the year ended December 31, 2021, 535 RSUs were granted to certain officers of ARMOUR through ACM and 100 RSUs were granted to the Board. During the year ended December 31, 2020, 358 RSUs were granted to certain officers of ARMOUR through ACM and 144 RSUs were granted to the Board.

At December 31, 2022, there was approximately $7,321 of unvested stock based compensation related to the Awards (based on a weighted grant date price of $12.88 per share), which we expect to recognize as an expense as follows: in 2023 an expense of $2,416, in 2024 an expense of $2,416, and thereafter an expense of $2,489. Our policy is to account for forfeitures as they occur. We also pay each of our non-executive Board members quarterly fees of $33, which are payable in cash, common stock, RSUs or a combination of common stock, RSUs and cash at the option of the director. Non-executive Board members have the option to participate in the Company's Non-Management Director Compensation and Deferral Program (the "Deferral Program"). The Deferral Program permits non-executive Board members to elect to receive either common stock or RSUs or a combination of common stock and RSUs at the option of the director, instead of all or part of their quarterly cash compensation and/or all or part of their committee and chairperson cash retainers.

Note 10 - Stockholders' Equity

The following table presents the components of cumulative distributions to stockholders at December 31, 2022, December 31, 2021 and December 31, 2020.

	For the Years Ended		
Cumulative Distributions to Stockholders	December 31, 2022	December 31, 2021	December 31, 2020
Preferred dividends	$ 144,827	$ 132,845	$ 121,372
Common stock dividends	1,847,534	1,705,110	1,608,480
Total	$ 1,992,361	$ 1,837,955	$ 1,729,852



(U.S dollar amounts in thousands, except per share)

Preferred Stock

At December 31, 2022 and December 31, 2021, we were authorized to issue up to 50,000 shares of preferred stock, par value $0.001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by our Board of Directors ("Board") or a committee thereof. On January 28, 2020, we filed Articles Supplementary with the Department to designate 10,000 shares of the Company's authorized preferred stock, par value $0.001 per share, as shares of 7.00% Series C Preferred Stock with the powers, designations, preferences and other rights as set forth therein. At December 31, 2022, a total of 40,000 shares of our authorized preferred stock remained available for designation as future series.

7.875% Series B Cumulative Preferred Stock - Called for redemption, "Series B Preferred Stock"

On January 24, 2020, the Company mailed a notice of full redemption of all 8,383 issued and outstanding shares of its Series B Preferred Stock ($25.00 liquidation preference per share) to the holders of record of its Series B Preferred Stock as of January 13, 2020. Pursuant to the redemption, each share of Series B Preferred Stock was canceled and represented solely the right to receive cash in the amount of $25.00 per share of Series B Preferred Stock on February 27, 2020. Pursuant to the terms of the Series B Preferred Stock, holders of record of the Series B Preferred Stock on February 15, 2020 received the full monthly dividend for February 2020. The final dividend amount of $1,375 was paid on February 27, 2020 and was recorded as other expense in our consolidated statements of operations.

Series C Cumulative Redeemable Preferred Stock "Series C Preferred Stock"

At December 31, 2022, we had 6,847 shares of Series C Preferred Stock issued and outstanding with a par value of $0.001 per share and a liquidation preference of $25.00 per share, or $171,175 in the aggregate. Shares designated as Series C Preferred Stock but unissued totaled 3,153 at December 31, 2022. At December 31, 2022, there were no accrued or unpaid dividends on the Series C Preferred Stock.

On January 23, 2020, the Company and ACM, entered into an Underwriting Agreement (the "Underwriting Agreement") with B. Riley FBR, Inc., as representative of the several underwriters named therein (collectively, the "Underwriters"), including, but not limited to, BUCKLER, with respect to (i) the sale by the Company of 3,000 shares (the "Firm Shares") of the Company's new 7.00% Series C Preferred Stock ($25.00 liquidation preference per share), $0.001 par value, to the Underwriters with an offering price to the public of $25.00 per share, and (ii) the grant by the Company to the Underwriters of an option to purchase all or part of 450 additional shares of the Series C Preferred Stock during the 30-day period following the execution of the Underwriting Agreement with the same offering price per share to the public to cover over-allotments. On January 24, 2020, the Underwriters exercised the option to purchase all 450 additional shares of the Series C Preferred Stock. On January 28, 2020, the Company completed the sale of 3,450 total shares. Total proceeds were $83,282, net of issuance costs and commissions of $2,968.

On January 29, 2020, the Company entered into an Equity Sales Agreement (the "Preferred C ATM Sales Agreement") with B. Riley Securities, Inc. (formerly B. Riley FBR, Inc.) and BUCKLER, as sales agents (individually and collectively, the "Agents"), and ACM, pursuant to which the Company may offer and sell, over a period of time and from time to time, through one or more of the Agents, as the Company's agents, up to 6,550 of Series C Preferred Stock. The Preferred C ATM Sales Agreement relates to a proposed "at-the-market" offering program. Under the Preferred C ATM Sales Agreement, we will pay the agent designated to sell our shares an aggregate commission of up to 2.0% of the gross sales price per share of our common stock sold through the designated agent under the Preferred C ATM Sales Agreement. During the year ended December 31, 2021, we sold 1,500 shares under this agreement for proceeds of $36,585, net of issuance costs and commissions of approximately $445.



(U.S dollar amounts in thousands, except per share)

Preferred Stock Repurchase Program

On July 26, 2022, the Board authorized a repurchase program of up to an aggregate of 2,000 shares of the Company's outstanding Series C Preferred Stock ("Series C Preferred Stock Repurchase Program"). Under the Series C Preferred Stock Repurchase Program, shares may be purchased in the open market, including block trades, through privately negotiated transactions, or pursuant to a trading plan separately adopted in the future. The timing, manner, price and amount of any repurchases will be at our discretion, in consultation with the Pricing Committee of the Board, subject to the requirements of the Securities Exchange Act of 1934, as amended, and related rules. We are not required to repurchase any shares under the Series C Preferred Stock Repurchase Program and it may be modified, suspended or terminated at any time for any reason. We do not intend to purchase shares from our Board or other affiliates. Under Maryland law, such repurchased shares are treated as authorized but unissued. We did not repurchase any shares under the Series C Preferred Stock Repurchase Program during the year ended December 31, 2022.

Common Stock

On July 26, 2022, we submitted Articles of Amendment with the State of Maryland to increase the number of authorized shares of common stock, from 200,000 to 300,000 shares. On February 14, 2023, we increased the number of authorized shares of common stock, from 300,000 shares to 450,000 shares to be effective as of February 14, 2023.

At December 31, 2022 and December 31, 2021, we were authorized to issue up to 300,000 and 200,000 shares of common stock, par value $0.001 per share, respectively, with such designations, voting and other rights and preferences as may be determined from time to time by our Board. We had 162,911 shares of common stock issued and outstanding at December 31, 2022 and 94,152 shares of common stock issued and outstanding at December 31, 2021.

On February 15, 2019, we entered into an Equity Sales Agreement (the "Common stock ATM Sales Agreement") with BUCKLER, JMP Securities LLC and Ladenburg Thalmann & Co. Inc., as sales agents, relating to the shares of our common stock. On April 3, 2020, the Common stock ATM Sales Agreement was amended to add B. Riley, FBR, Inc. as a sales agent. On May 4, 2020 the Common stock ATM Sales Agreement was further amended to increase the number of shares available for sale pursuant to the terms of the Common Stock ATM Sales Agreement. In accordance with the terms of the Common Stock ATM Sales agreement, as amended, we were permitted to offer and sell over a period of time and from time to time, up to 17,000 shares of our common stock par value $0.001 per share. The Common stock ATM Sales Agreement related to an "at-the-market" offering program. Under the agreement, we paid the agent designated to sell our shares, an aggregate commission of up to 2.0% of the gross sales price per share of our common stock sold through the designated agent, under the agreement. Prior to exhausting the Common stock ATM Sales Agreement, as amended, on May 18, 2021, we sold 10,713 shares for proceeds of $129,336, net of issuance costs and commissions of approximately $1,682.

After exhausting the Common stock ATM Sales Agreement, we entered into a new Equity Sales Agreement (the "2021 Common stock ATM Sales Agreement") on May 14, 2021, with BUCKLER, JMP Securities LLC, Ladenburg Thalmann & Co. Inc. and B. Riley Securities, Inc., as sales agents, relating to the shares of our common stock. In accordance with the terms of the 2021 Common Stock ATM Sales agreement, we may offer and sell over a period of time and from time to time, up to 17,000 shares of our common stock, par value $0.001 per share. On November 12, 2021, the 2021 Common stock ATM Sales Agreement was amended to add JonesTrading Institutional Services LLC, as a sales agent and to offer an additional 25,000 shares available for sale pursuant to the terms of the 2021 Common stock ATM Sales Agreement. On June 9, 2022, the 2021 Common stock ATM Sales Agreement was further amended to offer an additional 28,800 shares available for sale. On November 4, 2022, the Common stock ATM Sales Agreement was further amended to offer an additional 35,000 shares available for sale.



(U.S dollar amounts in thousands, except per share)

On January 17, 2023, it was amended to add an additional 48,678 shares pursuant to the terms of the 2021 Common stock ATM Sales Agreement.

The 2021 Common stock ATM Sales Agreement relates to an "at-the-market" offering program. The 2021 Common stock ATM Sales Agreement provides that we will pay the agent designated to sell our shares an aggregate commission of up to 2.0% of the gross sales price per share of our common stock sold through the designated agent under the 2021 Common stock ATM Sales Agreement. During the years ended December 31, 2022 and December 31, 2021, we sold 70,041 and 17,915 shares under this agreement for proceeds of $475,537 and $199,444, net of issuance costs and commissions of approximately $5,157 and $2,277, respectively. From January 4, 2023 to February 8, 2023, we issued 29,863 shares under this agreement for proceeds of $181,295, net of issuance costs and commissions of $1,878. See Note 14 - Related Party Transactions for discussion of additional transactions with BUCKLER.

Common Stock Repurchase Program

At December 31, 2022 and December 31, 2021, there were 6,732 and 8,210 authorized shares remaining under the current repurchase authorization. During the year ended December 31, 2022, we repurchased 1,478 common shares under this authorization for a cost of $7,664. Under the Repurchase Program, shares may be purchased in the open market, including block trades, through privately negotiated transactions, or pursuant to a trading plan separately adopted in the future. The timing, manner, price and amount of any repurchases will be at our discretion, subject to the requirements of the Exchange Act, and related rules. We are not required to repurchase any shares under the Repurchase Program and it may be modified, suspended or terminated at any time for any reason. We do not intend to purchase shares from our Board or other affiliates. Under Maryland law, such repurchased shares are treated as authorized but unissued. See Note 14 - Related Party Transactions for discussion of additional transactions with BUCKLER.

Equity Capital Activities

The following tables present our equity transactions for the years ended December 31, 2022 , December 31, 2021 and December 31, 2020.

Transaction Type	Completion Date	Number of Shares	Per Share price [1]	Net Proceeds (Costs)
December 31, 2022				
2021 Common stock ATM Sales Agreement	January 11, 2022 - December 21, 2022	70,041	$ 6.79	$ 475,537
Common stock repurchases	June, September and October	(1,478)	$ 5.19	$ (7,664)
December 31, 2021				
Preferred C ATM Sales Agreement	January 19. 2021 - April 9, 2021	1,500	$ 24.38	$ 36,585
Common stock ATM Sales Agreement	March 3, 2021 - May 18, 2021	10,713	$ 12.07	$ 129,336
2021 Common stock ATM Sales Agreement	May 19, 2021 - December 10, 2021	17,915	$ 11.13	$ 199,444



(U.S dollar amounts in thousands, except per share)

Transaction Type	Completion Date	Number of Shares	Per Share price [1]	Net Proceeds (Costs)
December 31, 2020				
Preferred C Underwritten Offering	January 28, 2020	3,450	$ 24.14	$ 83,282
Preferred C ATM Sales Agreement	January 30, 2020 - December 23, 2020	1,897	$ 24.70	$ 46,856
Common Stock ATM Sales Agreement	April 7, 2020 - December 15, 2020	6,287	$ 8.68	$ 54,575
Common stock repurchases, net	February 26, 2020 - March 3, 2020	(40)	$ 19.42	$ (777)

(1) Weighted average price

Dividends

On January 27, 2023, a cash dividend of $0.14583 per outstanding share of Series C Preferred Stock, or $998,495 in the aggregate, was paid to holders of record on January 15, 2023. We have also declared cash dividends of $0.14583 payable February 27, 2023 and March 27, 2023 to holders of record on February 15, 2023 and March 15, 2023, respectively.

On January 30, 2023, a cash dividend of $0.10 per outstanding common share, or $17,007 in the aggregate, was paid to holders of record on January 17, 2023. We have also declared cash dividends of $0.10 per outstanding common share payable February 27, 2023 to holders of record on February 15, 2023 and $0.08 per outstanding common share payable March 28, 2023 to holders of record on March 15, 2023.

The following table presents our Series B Preferred Stock dividend transactions prior to full redemption. The table below does not include the final dividend amount of $1,375 that was paid on February 27, 2020 to holders of record on February 15, 2020. This amount was recorded in other expense in our consolidated statements of operations.

2020 Record Date	Payment Date	Rate per Series B Preferred Share	Aggregate amount paid to holders of record
January 15, 2020	January 27, 2020	$ 0.16	$ 1,375



(U.S dollar amounts in thousands, except per share)

The following table presents our Series C Preferred Stock dividend transactions for the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

2022 Record Date	Payment Date	Rate per Series C Preferred Share	Aggregate amount paid to holders of record
January 15, 2022	January 27, 2022	$ 0.14583	$ 998.5
February 15, 2022	February 28, 2022	$ 0.14583	998.5
March 15, 2022	March 28, 2022	$ 0.14583	998.5
April 15, 2022	April 27, 2022	$ 0.14583	998.5
May 15, 2022	May 27, 2022	$ 0.14583	998.5
June 15, 2022	June 27, 2022	$ 0.14583	998.5
July 15, 2022	July 27, 2022	$ 0.14583	998.5
August 15, 2022	August 29, 2022	$ 0.14583	998.5
September 15, 2022	September 27, 2022	$ 0.14583	998.5
October 15, 2022	October 27, 2022	$ 0.14583	998.5
November, 15, 2022	November 28, 2022	$ 0.14583	998.5
December 15, 2022	December 27, 2022	$ 0.14583	998.5
Total dividends paid			$ 11,982

2021 Record Date	Payment Date	Rate per Series C Preferred Share	Aggregate amount paid to holders of record
January 15, 2021	January 27, 2021	$ 0.14583	$ 779.7
February 15, 2021	February 26, 2021	$ 0.14583	836.9
March 15, 2021	March 29, 2021	$ 0.14583	869.6
April 15, 2021	April 27, 2021	$ 0.14583	998.5
May 15, 2021	May 27, 2021	$ 0.14583	998.5
June 15, 2021	June 28, 2021	$ 0.14583	998.5
July 15, 2021	July 27, 2021	$ 0.14583	998.5
August 15, 2021	August 27, 2021	$ 0.14583	998.5
September 15, 2021	September 27, 2021	$ 0.14583	998.5
October 15, 2021	October 27, 2021	$ 0.14583	998.5
November 15, 2021	November 29, 2021	$ 0.14583	998.5
December 15, 2021	December 27, 2021	$ 0.14583	998.5
Total dividends paid			$ 11,473



(U.S dollar amounts in thousands, except per share)

2020 Record Date	Payment Date	Rate per Series C Preferred Share	Aggregate amount paid to holders of record
February 15, 2020	February 27, 2020	$ 0.14583	$ 678.1
March 15, 2020	March 27, 2020	$ 0.14583	773.4
April 15, 2020	April 27, 2020	$ 0.14583	773.4
May 15, 2020	May 27, 2020	$ 0.14583	773.4
June 15, 2020	June 29, 2020	$ 0.14583	773.4
July 15, 2020	July 27, 2020	$ 0.14583	773.4
August 15, 2020	August 27, 2020	$ 0.14583	773.4
September 15, 2020	September 28, 2020	$ 0.14583	773.4
October 15, 2020	October 27, 2020	$ 0.14583	773.4
November 15, 2020	November 27, 2020	$ 0.14583	773.4
December 15, 2020	December 28, 2020	$ 0.14583	773.4
Total dividends paid			$ 8,412

The following tables present our common stock dividend transactions for the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

2022 Record Date	Payment Date	Rate per common share	Aggregate amount paid to holders of record
January 18, 2022	January 28, 2022	$ 0.10	$ 9,654
February 15, 2022	February 28, 2022	$ 0.10	9,690
March 15, 2022	March 28, 2022	$ 0.10	9,764
April 18, 2022	April 29, 2022	$ 0.10	10,359
May 16, 2022	May 27, 2022	$ 0.10	10,639
June 15, 2022	June 29, 2022	$ 0.10	11,159
July 15, 2022	July 29, 2022	$ 0.10	11,426
August 15, 2022	August 29, 2022	$ 0.10	12,313
September 15, 2022	September 29, 2022	$ 0.10	13,406
October 17, 2022	October 28, 2022	$ 0.10	13,284
November, 15, 2022	November 28, 2022	$ 0.10	14,465
December 15, 2022	December 28, 2022	$ 0.10	16,265
Total dividends paid			$ 142,424



(U.S dollar amounts in thousands, except per share)

2021 Record Date	Payment Date	Rate per common share	Aggregate amount paid to holders of record
January 15, 2021	January 28, 2021	$ 0.10	$ 6,646
February 16, 2021	February 26, 2021	$ 0.10	6,645
March 15, 2021	March 29, 2021	$ 0.10	6,766
April 15, 2021	April 29, 2021	$ 0.10	7,234
May 17, 2021	May 27, 2021	$ 0.10	7,646
June 15, 2021	June 29, 2021	$ 0.10	8,317
July 15, 2021	July 29, 2021	$ 0.10	8,413
August 16, 2021	August 27, 2021	$ 0.10	8,413
September 15, 2021	September 29, 2021	$ 0.10	8,635
October 15, 2021	October 28, 2021	$ 0.10	9,065
November 15, 2021	November 29, 2021	$ 0.10	9,347
December 15, 2021	December 29, 2021	$ 0.10	9,503
Total dividends paid			$ 96,630

2020 Record Date	Payment Date	Rate per common share	Aggregate amount paid to holders of record
January 15, 2020	January 30, 2020	$ 0.17	$ 10,126
February 14, 2020	February 27, 2020	$ 0.17	10,131
March 16, 2020	March 27, 2020	$ 0.17	10,120
June 15, 2020	June 29, 2020	$ 0.09	5,876
July 15, 2020	July 30, 2020	$ 0.10	6,531
August 17, 2020	August 28, 2020	$ 0.10	6,530
September 15, 2020	September 29, 2020	$ 0.10	6,529
October 15, 2020	October 29, 2020	$ 0.10	6,531
November 16, 2020	November 27, 2020	$ 0.10	6,531
December 15, 2020	December 29, 2020	$ 0.10	6,581
Total dividends paid			$ 75,486



(U.S dollar amounts in thousands, except per share)

Note 11 - Net Income (Loss) per Common Share

The following table presents a reconciliation of net income (loss) and the shares used in calculating weighted average basic and diluted earnings per common share for the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

	For the Years Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Net Income (Loss)	$ (229,930)	$ 15,363	$ (215,112)
Less: Preferred dividends	(11,982)	(11,473)	(9,787)
Net Income (loss) available (related) to common stockholders	$ (241,912)	$ 3,890	$ (224,899)
Weighted average common shares outstanding – basic	117,968	79,490	63,070
Add: Effect of dilutive non-vested awards, assumed vested	—	823	—
Weighted average common shares outstanding – diluted	117,968	80,313	63,070

For the years ended December 31, 2022 and December 31, 2020, 568 and 496, respectively, of potentially dilutive non-vested awards outstanding were excluded from the computation of diluted Net Loss related to common stockholders because to have included them would have been anti-dilutive for the period.

Note 12 - Comprehensive Income (Loss) per Common Share

The following table presents a reconciliation of comprehensive loss and the shares used in calculating weighted average basic and diluted comprehensive loss per common share for the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

	For the Years Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Comprehensive Loss	$ (348,430)	$ (56,695)	$ (391,554)
Less: Preferred dividends	(11,982)	(11,473)	(9,787)
Comprehensive Loss related to common stockholders	$ (360,412)	$ (68,168)	$ (401,341)
Comprehensive Loss per share related to common stockholders:			
Basic	$ (3.06)	$ (0.86)	$ (6.36)
Diluted	$ (3.06)	$ (0.86)	$ (6.36)
Weighted average common shares outstanding:			
Basic	117,968	79,490	63,070
Add: Effect of dilutive non-vested awards, assumed vested	—	—	—
Diluted	117,968	79,490	63,070

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020, 568, 823 and 496 of potentially dilutive non-vested awards outstanding were excluded from the computation of diluted Comprehensive Loss related to common stockholders because to have included them would have been anti-dilutive for the period.



(U.S dollar amounts in thousands, except per share)

Note 13 - Income Taxes

The following table reconciles our GAAP net income (loss) to estimated REIT taxable loss for the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

	For the Years Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
GAAP net income (loss)	$ (229,930)	$ 15,363	$ (215,112)
Book to tax differences:			
TRS (income) loss	(186)	37	(51)
Premium amortization expense	(81)	(148)	(261)
Agency Securities, trading	946,666	77,145	(19,557)
Credit Risk and Non-Agency Securities	—	—	188,075
U.S. Treasury Securities	152,268	9,391	(21,357)
Changes in interest rate contracts	(757,742)	(77,300)	268,159
(Gain) Loss on Security sales	7,452	(10,952)	(143,877)
Impairment losses on available for sale Agency Securities	4,183	—	1,012
Amortization of deferred hedging costs	(145,267)	(163,837)	(152,092)
Series B Cumulative Preferred Stock dividend- Called for redemption	—	—	1,375
Other	2,340	1,830	1,544
Estimated REIT taxable loss	$ (20,297)	$ (148,471)	$ (92,142)

Interest rate and futures contracts are treated as hedging transactions for U.S. federal income tax purposes. Unrealized gains and losses on open interest rate contracts are not included in the determination of REIT taxable income. Realized gains and losses on interest rate contracts terminated before their maturity are deferred and amortized over the remainder of the original term of the contract for REIT taxable income. At December 31, 2022 and December 31, 2021, we had approximately $399,783 and $607,000 in tax deductible expense relating to previously terminated interest rate swap contracts amortizing through the years 2032 and 2031, respectively. At December 31, 2022, we had $240,428 of net operating loss carryforwards available for use indefinitely.

Net capital losses realized	Amount	Available to offset capital gains through
2018	(136,388)	2023
2019	(13,819)	2024
2021	(15,605)	2026
2022	(732,478)	2027

The Company's subsidiary, ARMOUR TRS, Inc. has made an election as a taxable REIT subsidiary (“TRS”). As such, the TRS is taxable as a domestic C corporation and subject to federal, state, and local income taxes based upon its taxable income. During the years ended December 31, 2022 and December 31, 2021, we recorded $30 and $0, respectively of income tax expense attributable to our TRS.

The aggregate tax basis of our assets and liabilities was greater than our total Stockholders’ Equity at December 31, 2022, by approximately $408,615, or approximately $2.51 per common share (based on the 162,911



(U.S dollar amounts in thousands, except per share)

common shares then outstanding). State and federal tax returns for the years 2019 and later remain open and are subject to possible examination.

We are required and intend to timely distribute substantially all of our REIT taxable income in order to maintain our REIT status under the Code. Total dividend payments to stockholders for the year ended December 31, 2022, were $154,406. Total dividend payments to stockholders for the year ended December 31, 2021, were $108,103. Total dividend payments to stockholders for the year ended December 31, 2020, were $86,648 (including the final dividend on the Series B Preferred Stock, called for redemption of $1,375 paid on February 27, 2020 to holders of record on February 15, 2020).

Our estimated REIT taxable loss available for distribution as dividends was $20,297, $148,471 and $92,142 for the years ended December 31, 2022, December 31, 2021 and December 31, 2020, respectively. Our REIT taxable income and dividend requirements to maintain our REIT status are determined on an annual basis. Dividends paid in excess of current tax earnings and profits for the year will generally not be taxable to common stockholders. The portion of the dividends on our common stock which represented non-taxable return of capital was 100.0% in 2022, 100.0% in 2021 and 100.0% in 2020.

Our management is responsible for determining whether tax positions taken by us are more likely than not to be sustained on their merits. We have no material unrecognized tax benefits or material uncertain tax positions.

Note 14 - Related Party Transactions

ACM

The Company is managed by ACM, pursuant to a management agreement. All of our executive officers are also employees of ACM. ACM manages our day-to-day operations, subject to the direction and oversight of the Board. The management agreement runs through December 31, 2029 and is thereafter automatically renewed for an additional five-year term unless terminated under certain circumstances. Either party must provide 180 days prior written notice of any such termination.

Under the terms of the management agreement, ACM is responsible for costs incident to the performance of its duties, such as compensation of its employees and various overhead expenses. ACM is responsible for the following primary roles:

- Advising us with respect to, arranging for and managing the acquisition, financing, management and disposition of, elements of our investment portfolio;
- Evaluating the duration risk and prepayment risk within the investment portfolio and arranging borrowing and hedging strategies;
- Coordinating capital raising activities;
- Advising us on the formulation and implementation of operating strategies and policies, arranging for the acquisition of assets, monitoring the performance of those assets and providing administrative and managerial services in connection with our day-to-day operations; and
- Providing executive and administrative personnel, office space and other appropriate services required in rendering management services to us.

ACM began waiving 40% of its management fee during the second quarter of 2020 and on January 13, 2021, ACM notified ARMOUR that it intended to adjust the fee waiver to the rate of $2,400 for the first quarter of 2021 and $800 per month thereafter. On April 20, 2021, ACM notified ARMOUR that it intended to adjust the fee waiver to the rate of $2,100 for the second quarter of 2021 and $700 per month thereafter. On October 25, 2021,



(U.S dollar amounts in thousands, except per share)

ACM notified ARMOUR that it intended to adjust the fee waiver from the rate of $700 per month to $650 per month, effective November 1, 2021, until further notice (see Note 8 - Commitments and Contingencies).

The following table reconciles the fees incurred in accordance with the management agreement for the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

	For the Years Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
ARMOUR management fees	$ 33,714	$ 31,063	$ 29,580
Less management fees waived	(7,800)	(8,600)	(8,855)
Total management fee expense	$ 25,914	$ 22,463	$ 20,725

We are required to take actions as may be reasonably required to permit and enable ACM to carry out its duties and obligations. We are also responsible for any costs and expenses that ACM incurred solely on our behalf other than the various overhead expenses specified in the terms of the management agreement. For the years ended December 31, 2022, December 31, 2021 and December 31, 2020 we reimbursed ACM $606, $189 and $157, respectively for other expenses incurred on our behalf. In 2013, 2017, 2020 and 2021, we elected to grant RSUs to our executive officers through ACM that generally vest over 5 years. In 2017, 2020 and 2021, we elected to grant RSUs to the Board. We recognized stock based compensation expense of $544, $781 and $515 for the years ended, December 31, 2022, December 31, 2021 and December 31, 2020, respectively.

BUCKLER

At December 31, 2022, we held an ownership interest in BUCKLER of 10.8%, which is included in prepaid and other assets in our consolidated balance sheet and is accounted for using the equity method as BUCKLER maintains specific ownership accounts. The value of the investment was $377 at December 31, 2022 and $606 at December 31, 2021 reflecting our total investment plus our share of BUCKLER's operating results, in accordance with the terms of the operating agreement of BUCKLER that our independent directors negotiated. The primary purpose of our investment in BUCKLER is to facilitate our access to repurchase financing on potentially attractive terms (considering rate, term, size, haircut, relationship and funding commitment) compared to other suitable repurchase financing counterparties.

Our operating agreement with BUCKLER contains certain provisions to benefit and protect the Company, including (1) sharing in any (a) defined profits realized by BUCKLER from the anticipated financing spreads resulting from repurchase financing facilitated by BUCKLER, and (b) distributions from BUCKLER to its members of net cash receipts, and (2) the realization of anticipated savings from reduced clearing, brokerage, trading and administrative fees. In addition, the independent directors of the Company must approve, in their sole discretion, any third-party business engaged by BUCKLER and may cause BUCKLER to wind up and dissolve and promptly return certain subordinated loans we provide to BUCKLER as regulatory capital (as described more fully below) if the independent directors reasonably determine that BUCKLER's ability to provide attractive securities transactions for the Company is materially adversely affected. For each of the years ended December 31, 2022 and December 31, 2021, we earned $0 from BUCKLER as an allocated share of Financing Gross Profit for a reduction of interest on repurchase agreements charged to the Company. Financing Gross Profit is defined in the operating agreement, subject to a contractually required reduction in our share of the Financing Gross Profit of $306 per annum, which expired at the end of the first quarter of 2022.

We have one subordinated loan agreement with BUCKLER, totaling $105,000 and maturing on May 1, 2025. BUCKLER may, at its option after obtaining regulatory approval, repay all or a portion of the loan. The loan



(U.S dollar amounts in thousands, except per share)

has a stated interest rate of zero, plus additional interest payable to the Company in an amount equal to the amount of interest earned by BUCKLER on the investment of the loan proceeds, generally in government securities funds. For the years ended December 31, 2022, December 31, 2021 and December 31, 2020, the Company earned $1,597, $70 and $333 in interest on this loan.

On February 22, 2021, the Company entered into an uncommitted revolving credit facility and security agreement with BUCKLER. Under the terms of the facility, the Company may, in its sole and absolute discretion, provide drawings to BUCKLER of up to $50,000. Interest on drawings is payable monthly at the Federal Reserve Bank of New York SOFR plus 2% per annum. To date, Buckler has not used the facility and therefore no interest was payable for the year ended December 31, 2022.

With BUCKLER as the sales agent, under the 2021 Common stock ATM Sales Agreement, we sold 50,585 and 16,215 common shares for proceeds of $334,415 and $180,855, net of issuance costs and commissions of approximately $3,375 and $1,801, respectively, during the years ended December 31, 2022 and December 31, 2021. We also repurchased 1,478 common shares under the current repurchase authorization which cost $7,664, including commissions of approximately $75 to BUCKLER during the year ended December 31, 2022 (see Note 10 - Stockholders' Equity).

With BUCKLER as the sales agent, from January 4, 2023 to February 8, 2023, we sold 26,103 common shares under 2021 Common stock ATM Sales Agreement for proceeds of $159,420, net of issuance costs and commissions of $1,610. (see Note 10 - Stockholders' Equity).

The table below summarizes other transactions with BUCKLER as of and for the years ended December 31, 2022 and December 31, 2021.

	For the Years Ended	
Transactions with BUCKLER	**December 31, 2022**	**December 31, 2021**
Repurchase agreements, net [(1)]	$ 3,247,474	$ 1,963,679
Collateral posted on repurchase agreements	$ 3,920,706	$ 2,036,385
Agency Securities Purchased	$ 203,147	$ —
U.S. Treasury Securities Purchased	$ 593,162	$ 99,053
U.S. Treasury Securities Sold	$ 814,265	$ —

(1) Interest on repurchase agreements, net was $59,807, $3,504 and $38,663, for the years ended December 31, 2022, December 31, 2021 and December 31, 2020, respectively. See also, *Note 6 - Repurchase Agreements, net*, for transactions with BUCKLER.

Note 15 - Subsequent Events

Except as disclosed above, no subsequent events were identified through the date of issuance.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 15, 2023

ARMOUR RESIDENTIAL REIT, INC.

/s/ James R. Mountain

James R. Mountain
Chief Financial Officer and Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

SIGNATURES

Signature	Title	Date
/s/ Scott J. Ulm Scott J. Ulm	Co-Chief Executive Officer, Head of Risk Management and Co-Vice Chairman (Principal Executive Officer)	February 15, 2023
/s/ Jeffrey J. Zimmer Jeffrey J. Zimmer	Co-Chief Executive Officer, President, Co-Vice Chairman (Principal Executive Officer)	February 15, 2023
/s/ James R. Mountain James R. Mountain	Chief Financial Officer and Secretary (Principal Financial Officer)	February 15, 2023
/s/ Gordon M. Harper Gordon M. Harper	VP Finance, Controller and Treasurer (Principal Accounting Officer)	February 15, 2023
/s/ Daniel C. Staton Daniel C. Staton	Chairman of the Board of Directors	February 14, 2023
/s/ Marc H. Bell Marc H. Bell	Director	February 14, 2023
/s/ Z. Jamie Behar Z. Jamie Behar	Director	February 14, 2023
/s/ Carolyn Downey Carolyn Downey	Director	February 14, 2023
/s/ Thomas K. Guba Thomas K. Guba	Director	February 14, 2023
/s/ Robert C. Hain Robert C. Hain	Director	February 14, 2023
/s/ John P. Hollihan, III John P. Hollihan, III	Director	February 14, 2023
/s/ Stewart J. Paperin Stewart J. Paperin	Director	February 14, 2023

EXHIBIT 31.1

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Scott J. Ulm of ARMOUR Residential REIT, Inc., certify that:

1. I have reviewed this annual report on Form 10-K for the period ended December 31, 2022 of ARMOUR Residential REIT, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting

Date: February 15, 2023

ARMOUR RESIDENTIAL REIT, INC.

By: /s/ Scott J. Ulm

Scott J. Ulm
Co-Chief Executive Officer

EXHIBIT 31.2

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Jeffrey J. Zimmer of ARMOUR Residential REIT, Inc., certify that:

1. I have reviewed this annual report on Form 10-K for the period ended December 31, 2022 of ARMOUR Residential REIT, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting

Date: February 15, 2023


ARMOUR RESIDENTIAL REIT, INC.

By: /s/ Jeffrey J. Zimmer
     Jeffrey J. Zimmer
     Co-Chief Executive Officer


EXHIBIT 31.3

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, James R. Mountain of ARMOUR Residential REIT, Inc., certify that:

1. I have reviewed this annual report on Form 10-K for the period ended December 31, 2022 of ARMOUR Residential REIT, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting

Date: February 15, 2023


ARMOUR RESIDENTIAL REIT, INC.

By: /s/ James R. Mountain

James R. Mountain
Chief Financial Officer


EXHIBIT 32.1

Certification Pursuant To
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of The Sarbanes-Oxley Act of 2002

In connection with the Annual Report of ARMOUR Residential REIT, Inc. (the "Company") on Form 10-K for the period ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Scott J. Ulm, Co-Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 15, 2023

ARMOUR RESIDENTIAL REIT, INC.

By: /s/ Scott J. Ulm
 Scott J. Ulm
 Co-Chief Executive Officer

EXHIBIT 32.2

**Certification Pursuant To
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of The Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of ARMOUR Residential REIT, Inc. (the "Company") on Form 10-K for the period ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jeffrey J. Zimmer, Co-Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 15, 2023

ARMOUR RESIDENTIAL REIT, INC.

By: /s/ Jeffrey J. Zimmer
Jeffrey J. Zimmer
Co-Chief Executive Officer

EXHIBIT 32.3

Certification Pursuant To
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of The Sarbanes-Oxley Act of 2002

In connection with the Annual Report of ARMOUR Residential REIT, Inc. (the "Company") on Form 10-K for the period ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James R. Mountain, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 15, 2023

ARMOUR RESIDENTIAL REIT, INC.

By: /s/ James R. Mountain
    James R. Mountain
    Chief Financial Officer

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ARMOUR RESIDENTIAL REIT, INC.

**Board of Directors
and
Executive Officers**

Board of Directors

Scott J. Ulm, Co-Vice Chairman
Jeffrey J. Zimmer, Co-Vice Chairman
Daniel C. Staton, Non-Executive Chairman
Marc H. Bell
Z. Jamie Behar
Carolyn Downey
Thomas K. Guba
Robert C. Hain
John P. Hollihan, III
Stewart J. Paperin

Executive Officers

Scott J. Ulm	Co-Chief Executive Officer and Head of Risk Management
Jeffrey J. Zimmer	Co-Chief Executive Officer and President
James R. Mountain	Chief Financial Officer and Secretary
Mark Gruber	Chief Investment Officer
Gordon Harper	Vice President of Finance, Controller and Treasurer